Exhibit 2.1

Execution Version

EQUITY PURCHASE AGREEMENT

by and among

THE PARTIES IDENTIFIED HEREIN,

GREAT AMERICAN HOLDINGS, LLC

and,

solely for the purposes of Section 9.14,

B. Riley Financial Inc.

Dated as of October 13, 2024

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EXHIBITS/SCHEDULES

Schedule I	Buyer Securities
Exhibit A:	Definitions
Exhibit B:	Form of Transition Services Agreement
Exhibit C:	Form of Instrument of Assignment
Exhibit D:	Pre-Closing Reorganization
Exhibit E:	Illustrative Reference Balance Sheet
Exhibit F:	Accounting Principles
Exhibit G:	Form of LLC Agreement
Exhibit H:	Form of Senior Secured Revolving Credit Agreement
Exhibit I:	Form of Software License Agreement

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EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of October 13, 2024 (the “Execution Date”), is made by and among OCM SSF III Great American PT, L.P., a Delaware limited partnership (“Buyer 1”), Opps XII Great American Holdings, LLC, a Delaware limited liability company (“Buyer 2”), and VOF Great American Holdings, L.P., a Delaware limited partnership (“Buyer 3” and, together with Buyer 1 and Buyer 2, “Buyers” and each a “Buyer”), BR Financial Holdings, LLC, a Delaware limited liability company (“BR Financial”), on behalf of itself and as representative of the Sellers, John Bankert (“Bankert”), Ken Bloore (“Bloore”), Michael Marchlik (“Marchlik,” and, together with BR Financial, Bankert and Bloore, “Sellers” and each, a “Seller”), Great American Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of BR Financial (the “Company”) and, solely for purposes of Section 9.14, B. Riley Financial, Inc. (the “Ultimate Parent”). Buyers, Sellers and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Except as otherwise indicated herein, capitalized terms used but not defined herein shall have the meanings set forth in Exhibit A.

RECITALS

WHEREAS, B. Riley Retail Solutions, LLC, a California limited liability company (“B. Riley Retail”), and its Subsidiaries are engaged in the Liquidation Business;

WHEREAS, B. Riley Real Estate, LLC, a Delaware limited liability company (“B. Riley Real Estate”), is engaged in the Real Estate Business;

WHEREAS, Great American Group Machinery & Equipment, LLC, a California limited liability company (“Great American M&E”), Great American Group Intellectual Property Advisors, LLC, a California limited liability company (“Great American IP”), and B. Riley Advisory and Valuation Services, LLC, a California limited liability company (“B. Riley A&V”), are engaged in the Valuation Business;

WHEREAS, BR Financial owns all of the issued and outstanding limited liability company interests of B. Riley Retail (the “Liquidation Interests”) and B. Riley Advisory & Investments LLC, a Delaware limited liability company (“B. Riley A&I”);

WHEREAS, B. Riley A&I owns all of the issued and outstanding limited liability company interests of B. Riley Real Estate (the “Real Estate Interests”) and B. Riley Advisory Holdings, LLC, a Delaware limited liability company (“B. Riley Advisory”);

WHEREAS, B. Riley Advisory owns all of the issued and outstanding limited liability company interests of each of Great American M&E (the “GA M&E Interests”) and Great American IP (the “GA IP Interests” and, together with the GA M&E Interests and the limited liability company interests in B. Riley A&V, the “Valuation Interests”);

WHEREAS, B. Riley Advisory owns 85.864273% of the issued and outstanding limited liability company interests of B. Riley A&V (the “BR A&V Interests”), and each of Bankert, Bloore and Marchlik owns 6.498839%, 3.818444% and 3.818444%, respectively, of the issued and outstanding limited liability company interests in B. Riley A&V (collectively, the “Minority A&V Interests”);

WHEREAS, subject to the terms and conditions contained in this Agreement, no later than two (2) Business Days prior to the Closing Date and in accordance with Exhibit D, BR Financial will, or will cause its Affiliates to, and each of the A&V Minority Investors will, effectuate the Pre-Closing Reorganization, pursuant to which, among other things: (a) B. Riley Retail will distribute, convey, transfer, assign and deliver to BR Financial, and BR Financial will accept, the equity interests of the Excluded Subsidiaries; (b) BR Financial will contribute, convey, transfer, assign and deliver the Liquidation Interests, the Real Estate Interests, the GA M&E Interests, the GA IP Interests, and the BR A&V Interests to the Company, and the Company will accept, such Liquidation Interests, Real Estate Interests, Valuation Interests, GA M&E Interests, GA IP Interests, and BR A&V Interests; (c) the A&V Minority Investors will contribute, convey, transfer, assign and deliver the Minority A&V Interests held by such A&V Minority Investor to the Company, and the Company will accept, the Minority A&V Interests; and (d) the Company will issue to Sellers, and Sellers will accept from the Company, (i) all of the outstanding class A preferred limited liability interests of the Company (the “Class A Preferred Units”), (ii) all of the outstanding class B preferred limited liability interests of the Company (the “Class B Preferred Units”) and (iii) all of the outstanding common limited liability interests of the Company (the “Class A Common Units” and, together with the Class A Preferred Units and the Class B Preferred Units, the “Securities”), in each case, in accordance with the percentage interests set forth on Schedule I.A hereto (the transactions in clauses (b), (c), and (d), the “Company Contribution” and the date on which the Company Contribution is consummated, the “Contribution Date”);

WHEREAS, subject to the terms and conditions contained in this Agreement, at the Closing and following the completion of the Pre-Closing Reorganization, (a) Sellers desire to sell, assign, convey, transfer and deliver to Buyers, and Buyers agree to purchase and accept from Sellers, all of the Class A Preferred Units and a number of the Class A Common Units (together, the “Buyer Securities”) representing 52.591% of the aggregate amount of issued and outstanding Class A Common Units, and (b) the Company, Sellers and Buyers will enter into the LLC Agreement (as defined below);

WHEREAS, in connection with the Transactions, at the Closing, certain of the Parties and/or their applicable Affiliates will enter into a transition services agreement substantially in the form attached hereto as Exhibit B (the “Transition Services Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and material inducement to Buyers’ willingness to enter into this Agreement, each Key Employee has entered into a separate offer letter or other appropriate agreement with the Company (collectively, the “Key Employee Agreements”), dated as of the Execution Date, which shall be conditioned upon the occurrence of the Closing and effective as of the Closing; and

WHEREAS, the Company, Buyers and Sellers desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, agree as follows:

Article I

Purchase and Sale; Closing; Closing Deliveries

Section 1.01 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, and in reliance on the representations, warranties and covenants contained herein, at the Closing, each of the Sellers agrees that it will sell, assign, convey, transfer and deliver to Buyers all of its right, title and interest in and to the number and percentage of Buyer Securities set forth on Schedule I.B of this Agreement opposite such Seller’s name, and each Buyer agrees that it will purchase and accept from the Sellers the number and percentage of Buyer Securities set forth on Schedule I.B opposite such Buyer’s name, in each case free and clear of any Liens, other than Liens arising under applicable securities Laws, the LLC Agreement or created by Buyers, for an aggregate cash amount equal to the Base Cash Consideration, payable in accordance with Section 1.03 and subject to adjustment pursuant to Section 1.04.

Section 1.02 Time and Place of Closing. The closing of the purchase and sale of the Buyer Securities provided for in this Agreement (the “Closing”) will take place remotely, via electronic exchange of documents: (a) on the date that is the fifth (5th) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) has been satisfied or waived in accordance with this Agreement, but subject to the continued fulfillment or, to the extent permitted by applicable Law, waiver of those conditions at the Closing; or (b) at such other date, time or place (or by means of remote communication) as BR Financial and Buyers may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”). The Closing will be effective as of 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

Section 1.03 Deliveries at Closing.

(a) By Sellers. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, each Seller shall deliver or cause to be delivered to Buyers:

(i) an instrument of sale, assignment and transfer with respect to such Seller’s right, title and interest in and to its Buyer Securities, substantially in the form set forth in Exhibit C, duly executed by such Seller;

(ii) solely as to BR Financial, a counterpart of the Transition Services Agreement, duly executed by each of the Company and BR Financial or its applicable Subsidiaries or Affiliates party thereto;

(iii) a counterpart of the LLC Agreement (which, for the avoidance of doubt, shall include Schedule A thereto as updated to reflect the transfer of the Buyer Securities at Closing), duly executed by such Seller;

(iv) solely as to BR Financial, a counterpart of the Credit Agreement, duly executed by each of the Company and BR Financial or its applicable Subsidiaries or Affiliates party thereto;

(v) solely as to BR Financial, a counterpart to the Software License Agreement, duly executed by each of the Company and BR Financial or its applicable Subsidiaries or Affiliates party thereto;

(vi) a properly completed and duly executed IRS Form W-9 for such Seller;

(vii) the certificate contemplated by Section 6.02(c);

(viii) the written resignations of each of the directors, managers and officers of the Great American Entities as specified by Buyers to BR Financial in writing no later than five (5) Business Days prior to the Closing Date, in each case, to be effective as of the Closing;

(ix) the Payoff Documentation in accordance with the terms of this Agreement; and

(x) a counterpart of the Escrow Agreement, duly executed by each of BR Financial and the Company.

(b) By Buyers. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyers shall deliver or cause to be delivered:

(i) to Sellers, a payment in an aggregate amount equal to the Closing Cash Consideration by wire transfer of immediately available funds pursuant to instructions set forth in the Funds Flow Memorandum;

(ii) to the Escrow Agent, a payment in an amount equal to the Escrow Amount by wire transfer of immediately available funds pursuant to instructions in the Escrow Agreement, which amount shall be held by the Escrow Agent in an escrow fund, subject to the terms of the Escrow Agreement and this Agreement;

(iii) pursuant to instructions set forth in the Funds Flow Memorandum, payments by wire transfer of immediately available funds to the applicable third parties or Buyers, as the case may be, of the Reimbursable Buyer Transaction Expenses;

(iv) pursuant to instructions set forth in the Funds Flow Memorandum, on behalf of the Sellers, payments by wire transfer of immediately available funds to the applicable third parties or Sellers, as the case may be, of the Reimbursable Company Transaction Expenses;

(v) if the Closing Contribution Adjustment Amount is a negative number, a payment to the Company on behalf of the Sellers in an amount equal to the absolute value of the Closing Contribution Adjustment Amount, by wire transfer of immediately available funds pursuant to instructions set forth in the Funds Flow Memorandum; provided, that if the Closing Contribution Adjustment Amount is a negative number that results in a Sellers’ Closing Payment Amount, then Buyers shall deliver a payment to the Company on behalf of the Sellers in an amount equal to the absolute value of the Closing Contribution Adjustment Amount less the Sellers’ Closing Payment Amount, by wire transfer of immediately available funds pursuant to instructions set forth in the Funds Flow Memorandum (for the avoidance of doubt, the aggregate amount of payments required to be made by Buyers pursuant to this Section 1.03(b) shall in no event exceed $203,000,000);

(vi) the certificate contemplated by Section 6.03(c); and

(vii) a counterpart of the LLC Agreement, duly executed by Buyers.

(c) By the Company; Sellers’ Closing Payment Amount. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) if the Closing Contribution Adjustment Amount is a positive number, the Company shall deliver or cause to be delivered to the Sellers a payment in an aggregate amount equal to the Closing Contribution Adjustment Amount, by wire transfer of immediately available funds pursuant to instructions set forth in the Funds Flow Memorandum, with each Seller to be paid the percentage of the Closing Contribution Adjustment Amount set forth for such Seller on Schedule I.A of this Agreement and (ii) if the Closing Contribution Adjustment Amount is a negative number that results in a Sellers’ Closing Payment Amount, then BR Financial shall deliver or cause to be delivered to the Company a payment in an aggregate amount equal to the Sellers’ Closing Payment Amount by wire transfer of immediately available funds pursuant to instructions set forth in the Funds Flow Memorandum.

Section 1.04 Purchase Price Adjustment.

(a) Estimated Purchase Price Procedures. No later than three (3) Business Days prior to the Closing Date, (i) BR Financial shall prepare and deliver to Buyers the Estimated Closing Statement, together with reasonable supporting documentation used by BR Financial in calculating the amounts set forth therein, and (ii) Buyers shall prepare and deliver to BR Financial a written statement setting forth the Buyers’ good-faith calculation of the Reimbursable Buyer Transaction Expenses. For illustrative purposes only, Exhibit E sets forth the calculations of Net Working Capital, Cash and Indebtedness as of the date set forth therein, prepared in accordance with the Accounting Principles. BR Financial shall consider in good faith the reasonable comments of Buyers to the Estimated Closing Statement delivered to BR Financial no later than two (2) Business Days prior to the Closing Date; provided that, if Buyers and BR Financial fail to mutually agree upon revisions to the Estimated Closing Statement on or prior to the Business Day prior to the Closing Date, then (i) neither Buyers nor any Seller shall delay the Closing because of such failure and (ii) the amounts set forth in the Estimated Closing Statement as determined in good faith by BR Financial, without any adjustment (other than adjustments agreed to in writing by BR Financial), shall be the amounts used in the determination of the Closing Contribution Adjustment Amount. The agreement of Buyers and BR Financial to revisions to the Estimated Closing Statement, or the failure of Buyers and BR Financial to agree to such revisions, shall not constitute a waiver or limitation of a Party’s (including the Company’s) rights and obligations pursuant to Section 1.04(b).

(b) Final Contribution Adjustment Procedures.

(i) Delivery of the Post-Closing Statement. No later than forty-five (45) days after the Closing Date (which period may be extended by the Company acting in good faith to sixty (60) days after the Closing Date by providing written notice to BR Financial on or prior to the fortieth (40th) day after the Closing Date), the Company shall deliver to BR Financial the Post-Closing Statement, together with supporting documentation used by the Company in calculating the amounts set forth therein. For the avoidance of doubt, any directors appointed by BR Financial or its Affiliates to the Company’s board of directors shall recuse themselves from, and shall not receive information or analysis in connection with, the Company’s preparation and delivery of the Post-Closing Statement and the process contemplated by this Section 1.04. The Parties agree that the purpose of the Post-Closing Statement is to measure variations in the components taken into consideration in determining the estimates included in the Estimated Closing Statement compared to the actual values, and, without limiting the generality of the foregoing, such process is not intended to (A) permit the introduction of accounting principles, practices, methodologies and procedures different from the Accounting Principles or the definitions in this Agreement, (B) adjust for any errors or omissions that may be found with respect to the Financial Statements or any inconsistencies between the Financial Statements and GAAP unrelated to the Estimated Closing Statement or Post-Closing Statement, unless required by the Accounting Principles, for which Buyers’ rights (if any) under Article VIII of this Agreement shall be the sole and exclusive remedy, or (C) permit any adjustments to the Reimbursable Company Transaction Expenses or the Reimbursable Buyer Transaction Expenses that were paid by Buyers pursuant to Section 1.03(b)(iii) or (iv).

(ii) Access to Information. From the Closing until the determination of the Final Closing Statement, the Company shall, and shall cause the Great American Entities to, upon reasonable prior notice and subject to the execution of customary work paper access letters if requested by accountants of Buyers or the Great American Entities: (A) provide BR Financial and its authorized Representatives with reasonable access during normal business hours to the facilities, books and records and work papers of the Great American Entities to the extent reasonably requested in connection with the matters contemplated by this Section 1.04 or otherwise contemplated by the LLC Agreement and (B) cooperate with, and provide reasonable assistance to, BR Financial and its authorized Representatives in connection with the review of such materials, including by making available their employees, accountants and other personnel to the extent reasonably requested.

(iii) Notice of Objection. If BR Financial has any objections to the Post-Closing Statement or any of the amounts included in the calculation of the Final Contribution Adjustment Amount set forth therein, BR Financial shall deliver to the Company a written statement (a “Notice of Objection”) setting forth in reasonable detail the particulars of such disagreement (including the specific items in the Post-Closing Statement that are in dispute and the nature and amount of any disagreement so identified) not later than twenty (20) days after its receipt of the Post-Closing Statement (such twenty (20)-day period, the “Review Period”). If BR Financial delivers a Notice of Objection to the Company within the Review Period, BR Financial and the Company shall work in good faith to resolve BR Financial’s objections within the fifteen (15)-day period following the delivery of the Notice of Objection. If BR Financial fails to deliver a Notice of Objection within the Review Period, the Post-Closing Statement shall be deemed to have been accepted by BR Financial (on behalf of itself and the other Sellers) and shall be deemed final, conclusive and binding upon all of the Parties and shall be deemed the Final Closing Statement and not subject to appeal.

(iv) Selection of the Accountant. In the event that the Company and BR Financial are unable to resolve in writing all of BR Financial’s objections in the Notice of Objection within the fifteen (15)-day period (or such longer period as may be agreed by the Company and BR Financial) following the delivery of such Notice of Objection, the resolution of all such unresolved items (“Disputed Items”) shall be submitted jointly by BR Financial and the Company to Ernst & Young LLP (or, if Ernst & Young LLP is unwilling or unable to serve, such other independent accounting or valuation firm of recognized national standing in the United States as may be mutually selected by the Company and BR Financial), to resolve any remaining disagreements (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”) in accordance with Section 1.04(b)(v). BR Financial and the Company shall execute any agreement reasonably required by the Accountant for its engagement hereunder.

(v) Submission of Disputed Items. The Company and BR Financial shall each, promptly (but in any event within five (5) Business Days, or such longer time as the Company and BR Financial may agree) following the formal engagement of the Accountant, provide the Accountant (copying the other upon submission) with a single written submission setting forth its respective calculations of and assertions regarding the Disputed Items and upon receipt thereof, BR Financial and the Company shall each be entitled (no later than five (5) Business Days following receipt of the other Party’s initial submission) to submit to the Accountant a single written response to such other Party’s initial submission setting forth such Party’s objections or rebuttals to the calculations and/or assertions set forth in such initial submission (copying the other upon submission). There shall be no ex parte communications between Sellers (or their Representatives) or the Company (or their Representatives), on the one hand, and the Accountant, on the other hand, relating to the Disputed Items, and unless requested by the Accountant in writing, no Party may present any additional information or arguments to the Accountant, either orally or in writing.

(vi) Accountant’s Determination. The Accountant shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible (the Parties shall use reasonable best efforts to cause the Accountant to complete its work within twenty (20) days following the formal engagement of the Accountant). The Accountant shall act as an expert and not as an arbitrator to determine solely the Disputed Items based solely on the submissions and responses of the Company, on the one hand, and BR Financial, on the other hand, delivered pursuant to and in accordance with Section 1.04(b)(v) with respect to the Disputed Items, without independent investigation and in accordance with the Accounting Principles and the definitions in this Agreement. In resolving any disputed amount in connection with its determination of the Final Contribution Adjustment Amount, or any component thereof (or Cash as reflected on the Estimated Closing Statement or Post-Closing Statement), the Accountant may not assign a value to any Disputed Item greater than the greatest value for each such Disputed Item claimed by either Party in the Post-Closing Statement or Notice of Objection or less than the smallest value for such item claimed by either Party in the Post-Closing Statement or Notice of Objection. The Parties agree that the determination of the Accountant with respect to any Disputed Items is not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies that conflict with the Accounting Principles or the definitions set forth herein for the purposes of determining the Final Contribution Adjustment Amount or Cash as reflected on the Estimated Closing Statement or the Post-Closing Statement. The determination of the Accountant in accordance with this Section 1.04(b)(vi) shall be in writing setting forth its calculation of the Disputed Items, along with its analysis in reasonable detail and the basis and quantification for such final resolution and shall be binding and final for purposes of this Agreement, and enforceable in any court of competent jurisdiction, absent fraud or manifest error. The Post-Closing Statement resulting from the determinations with respect to the Disputed Items made by the Accountant in accordance with this Section 1.04(b)(vi) shall be deemed the Final Closing Statement.

(vii) Accountant’s Fees and Expenses. The Accountant shall allocate its costs and expenses between Buyers, on one hand, and BR Financial, on the other hand, to reflect their relative success in the resolution of the dispute based upon the percentage of the aggregate contested amount submitted to the Accountant that is ultimately awarded to the Company, on the one hand, or Sellers, on the other hand, such that Buyers bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Sellers and Sellers bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Company. For illustrative purposes only, if the contested amount submitted to the Accountant is $1,000,000, and the Accountant determines that the Company has a valid claim for $400,000 of the $1,000,000, Buyers shall bear sixty percent (60%) of the fees and expenses of the Accountant, and Sellers shall bear the remaining forty percent (40%) of the fees and expenses of the Accountant pro rata in accordance with the percentage interests set forth on Schedule I.A hereto. For the avoidance of doubt, the fees and disbursements of the Representatives of each Party incurred in connection with the preparation or review of the Post-Closing Statement and any Notice of Objection, as well as any submissions and responses to the Accountant, as applicable, shall be borne by such Party.

(c) Post-Closing Adjustment Payments.

(i) Within five (5) Business Days following the determination of the Final Closing Statement:

(A) if the Post-Closing Adjustment Amount is a negative number, BR Financial and Buyers shall jointly instruct the Escrow Agent in writing to pay to the Company, by wire transfer of immediately available funds, from the Escrow Account, an amount equal to the absolute value of the Post-Closing Adjustment Amount, and (x) if the absolute value of the Post-Closing Adjustment Amount is less than the amount of funds in the Escrow Account, BR Financial and the Company shall jointly instruct the Escrow Agent in writing to release and pay any funds remaining in the Escrow Account (after deducting the release and payment to the Company of the absolute value of the Post-Closing Adjustment Amount) to the Sellers, with each Seller entitled to the percentage of such remaining amount set forth for such Seller on Schedule I.A of this Agreement, by wire transfer of immediately available funds, and (y) if the absolute value of the Post-Closing Adjustment Amount exceeds the amount of funds in the Escrow Account (such excess amount, a “Negative Adjustment Deficiency Amount”), then each of the Sellers shall pay to the Company an amount equal to the percentage of such Negative Adjustment Deficiency Amount set forth for such Seller on Schedule I.A of this Agreement, by wire transfer of immediately available funds pursuant to instructions notified to BR Financial by the Company; and

(B) if the Post-Closing Adjustment Amount is a positive number or zero (the “Positive Adjustment Amount”), then (x) BR Financial and the Company shall jointly instruct the Escrow Agent in writing to release and pay to the Sellers any funds in the Escrow Account, with each Seller entitled to the percentage of such funds set forth for such Seller on Schedule I.A of this Agreement, by wire transfer of immediately available funds, and (y) the Company shall pay to each Seller an amount equal to the percentage of the Post-Closing Adjustment Amount, if any, set forth for such Seller on Schedule I.A of this Agreement, by wire transfer of immediately available funds, pursuant to instructions notified to the Company by the Sellers.

(ii) Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law) (a “Final Tax Determination”), any payment made by any Seller to the Company pursuant to this Section 1.04 shall, for Tax purposes, be deemed to be an adjustment to the assets contributed by such Seller to the Company pursuant to the Company Contribution. Except to the extent otherwise required pursuant to a Final Tax Determination, any payment made by the Company to any Seller pursuant to this Section 1.04 shall, for Tax purposes, (A) to the extent of the cash contributed (or deemed contributed) by such Seller to the Company pursuant to the Company Contribution, be deemed to be an adjustment to such cash contributed by such Seller to the Company pursuant to the Company Contribution and (B) to the extent such payment exceeds such cash contributed (or deemed contributed) by such Seller to the Company pursuant to the Company Contribution, be deemed to be an adjustment to the other assets contributed by such Seller to the Company pursuant to the Company Contribution (or, to the extent required by applicable Law, as a distribution by the Company to such Seller described in Section 731(a) of the Code).

(d) Exclusive Remedy. The process set forth in this Section 1.04 shall be the sole and exclusive remedy of the Parties for any disputes related to items required to be included or reflected in the calculation of the Post-Closing Adjustment Amount; provided that the Company and BR Financial (acting on behalf of the Sellers) may enforce the other Party’s obligations under this Section 1.04 in the Chosen Courts.

Section 1.05 Withholding. Notwithstanding anything to the contrary in this Agreement, Buyers, the Company, and any other applicable withholding agent shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement any Taxes required under applicable Tax Law to be deducted or withheld. Except for any withholding required (a) on account of the failure to deliver an IRS Form W-9 or (b) with respect to compensatory amounts due to current or former employees, as of the date hereof, neither Buyers nor the Company is aware of any amounts required under applicable Tax Law to be withheld from any amounts payable by Buyers to Sellers in connection with the sale of Buyer Securities. Buyers or the Company, as applicable, shall use reasonable best efforts to notify BR Financial at least seven (7) days prior to deducting or withholding Tax from amounts payable pursuant to this Agreement and shall reasonably cooperate with the Sellers to secure any available reduction or exemption from such deduction or withholding. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article II

Representations and Warranties of SELLERs

Except as set forth in the corresponding sections or subsections of Article II of the disclosure letter delivered to Buyers by Sellers prior to the execution of this Agreement (the “Disclosure Letter”) or in any reports, forms, proxy statements, registration statements and other statements, certifications and documents filed with or furnished to the U.S. Securities and Exchange Commission pursuant to the Exchange Act or the Securities Act by Ultimate Parent (including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto) on or after January 1, 2022, and prior to the execution of this Agreement, but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or any other statements to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, each Seller, severally and not jointly and only with respect to itself or himself, hereby represents and warrants to Buyers, as follows (it being understood that only BR Financial is making the representation in Section 2.07(b)):

Section 2.01 Securities.

(a) Solely with respect to BR Financial, as of the Execution Date, (i) BR Financial is the sole record and beneficial owner of all of the issued and outstanding Equity Interests of the Company and (ii) BR Financial has good, valid and marketable title to all of the issued and outstanding Equity Interests of the Company free and clear of all Liens (other than any restrictions on transfer solely arising under applicable securities Laws and Liens arising under this Agreement or any of the Organizational Documents of the Company).

(b) Following the Pre-Closing Reorganization and immediately prior to the Closing, Sellers will be the sole record and beneficial owners of the Securities. As of immediately prior to the Closing, such Seller will have good, valid and marketable title to its applicable Securities, free and clear of all Liens (other than any restrictions on transfer solely arising under applicable securities Laws and Liens arising under this Agreement or any of the Organizational Documents of the Company). As of the Closing, except for such Securities, such Seller does not own of record or beneficially, or have any interest in or right to acquire, any Equity Interests or any security exercisable or exchangeable for, or convertible into any Equity Interests in the Company.

(c) There are, and as of the Closing there will be, no preemptive or other outstanding Equity Interests, rights, options, phantom equity, equity appreciation rights, performance-based rights, profit participation rights, warrants, agreements, arrangements, or commitments of any character under which such Seller is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, such Seller’s Securities, or any debt or equity securities or obligations exercisable or exchangeable for, or convertible into, such Seller’s Securities and no debt or equity securities or obligations evidencing such rights are authorized, issued or outstanding. Except for this Agreement and the Company’s Organizational Documents, such Seller is not a party to any Contracts with respect to the voting, purchase, dividend rights, disposition, redemption or transfer of the Securities or other Equity Interests of the Company.

Section 2.02 Organization, Good Standing and Qualification. If such Seller is a legal entity, such Seller (a) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has the requisite corporate or similar power and authority to own, pledge or dispose of the Securities and to carry on its business as presently conducted and (c) is duly authorized, licensed and qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or the conduct of its business requires such qualification, except in the case of clause (b) or (c) where the failure to be so authorized, licensed, qualified or in good standing, or to have such power or authority, would not have a Material Adverse Effect.

Section 2.03 Authority; Approval. If such Seller is an individual, such Seller has full power, right and legal capacity to execute, deliver and perform his obligations under this Agreement, each Ancillary Agreement to which it is or will be a party and any other agreements and instruments contemplated hereby or thereby and to consummate the Transactions. If such Seller is a legal entity, such Seller has all requisite organizational power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement, each Ancillary Agreement to which it is or will be a party and any other agreements and instruments contemplated hereby or thereby to which it is or will be a party and to consummate the Transactions. This Agreement has been, and each of the other agreements and instruments contemplated hereby to which it is or will be a party will be upon execution, duly executed and delivered by such Seller and, when executed and delivered by Buyers and the other parties hereto and thereto, will constitute a valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, preferential transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

Section 2.04 Governmental Filings; No Violations.

(a) Other than the Approvals, no notices, reports or other filings are required to be made by such Seller with, nor are any Permits required to be obtained by such Seller from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and any other agreements and instruments contemplated hereby to which it is or will be a party and the consummation of the Transactions, except those that the failure to make or obtain would not have a Material Adverse Effect.

(b) The execution, delivery and performance by such Seller of this Agreement does not, and the consummation of the Transactions and the performance by such Seller of such Seller’s obligations hereunder will not, conflict with, or result in any breach or violation of or default (with or without notice, lapse of time or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the property, rights or assets of such Seller or its Affiliates under (i) if applicable, any provision of such Seller’s Organizational Documents, (ii) to the Knowledge of such Seller, any Contract or Permit binding upon such Seller or its Affiliates or (iii) any Law or Order to which such Seller or its Affiliates or by which any property, right or asset of such Seller or its Affiliates is subject or bound by, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not have a Material Adverse Effect.

Section 2.05 Litigation. Except for any Actions between or among the Buyers or their Affiliates, on the one hand, and Sellers and any Great American Entity, or any of their Affiliates or the Businesses, on the other hand, there are no Actions pending or, to the Knowledge of such Seller, threatened in writing against such Seller or its Affiliates that (a) relate to the Securities or (b) challenge the validity or enforceability of such Seller’s obligations under this Agreement or any other agreements and instruments contemplated hereby to which it or its Affiliates are or will be a party (including the Ancillary Agreements). Such Seller is not a party to or subject to the provisions of any Order that would have a Material Adverse Effect.

Section 2.06 Brokers and Finders. Neither such Seller nor, if such Seller is a legal entity, any of its Affiliates, has employed any investment banker, broker or finder or incurred or will incur any liability for any brokerage payments, investment banking fees, commissions, finders’ fees or other similar payments in connection with the Transactions, except that B. Riley Advisory and B. Riley Retail have employed Moelis & Company as a financial advisor in connection with the Transactions, whose fees shall be fully paid by Sellers or shall be paid at Closing as Reimbursable Company Transaction Expenses.

Section 2.07 Solvency.

(a) Such Seller is not entering into this Agreement or the Transactions with the intent to hinder, delay or defraud either present or future creditors.

(b) After giving effect to the Transactions, at and immediately after the Closing: (i) the Fair Value of the assets of each of the Ultimate Parent and its Subsidiaries, taken as a whole, and BR Financial and its Subsidiaries, taken as a whole, shall be greater than the total amount of liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed) of (A) Ultimate Parent and its Subsidiaries, taken as a whole, and (B) BR Financial and its Subsidiaries, taken as a whole, as applicable; (ii) (A) Ultimate Parent and its Subsidiaries, taken as a whole, and (B) BR Financial and its Subsidiaries, taken as a whole, shall each be able to pay their debts and obligations as they become due; and (iii) (A) Ultimate Parent and its Subsidiaries, taken as a whole, and (B) BR Financial and its Subsidiaries, taken as a whole, shall each have adequate capital to carry on their businesses and all businesses in which they are about to engage. For the purposes of this Section 2.07, (x) “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of each of (A) Ultimate Parent and its Subsidiaries and (B) BR Financial and its Subsidiaries would change hands in a transaction between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act and (y) “able to pay their debts and obligations” means that Ultimate Parent or BR Financial, as applicable, and their respective Subsidiaries will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.

(c) As of the Execution Date, Ultimate Parent and its Subsidiaries are not subject to any insolvency or bankruptcy proceedings under applicable Law.

Section 2.08 Reliance. Each Seller acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any Ancillary Agreement, neither Buyers nor any other Person on behalf of Buyers has made any express or implied representation or warranty with respect to the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose), and no Seller, or its respective Affiliates, has relied on any representation or warranty other than those expressly set forth in Article IV or such Ancillary Agreements; provided, however, that, notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 2.08, nothing in this Section 2.08 shall limit Sellers’ remedies with respect to claims of Fraud or Willful Breach in connection with, arising out of or otherwise related to the express written representations and warranties made by Buyers in this Agreement or any Ancillary Agreement.

Article III

Representations and Warranties of THE COMPANY

Except as set forth in the corresponding sections or subsections of Article III of the Disclosure Letter or in any reports, forms, proxy statements, registration statements and other statements, certifications and documents filed with or furnished to the U.S. Securities and Exchange Commission pursuant to the Exchange Act or the Securities Act by Ultimate Parent (including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto) on or after January 1, 2022, and prior to the execution of this Agreement, but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or any other statements to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, the Company hereby represents and warrants to Buyers as follows:

Section 3.01 Organization, Good Standing and Qualification.

(a) Each of the Great American Entities (i) is a legal entity duly organized, validly existing and in good standing (to the extent the applicable jurisdiction recognizes such concept) under the Laws of its jurisdiction of organization, formation or incorporation, (ii) has requisite corporate or similar power and authority to own, pledge or dispose of its Equity Interests and to carry on its business as presently conducted and (iii) is duly authorized, licensed and qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or the conduct of its business requires such qualification, except in the case of clause (ii) or (iii) where the failure to be so authorized, licensed, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole.

(b) The Company has made available to Buyers complete and correct copies of the Organizational Documents of each Great American Entity as of the Execution Date, and (i) each as so delivered is in full force and effect and (ii) no Great American Entity is in violation of any of its Organizational Documents except for any de minimis violation.

(c) The Company has not, since the date of its creation, engaged in any activity, incurred any Liabilities or performed any action other than (i) in connection with its formation, (ii) as expressly contemplated by the Pre-Closing Reorganization, (iii) as expressly contemplated by this Agreement or any Ancillary Agreement or (iv) in furtherance of the matters set forth in clauses (i), (ii) and (iii), and it will not, from the date of its creation until the Closing Date, engage in any activity, incur any Liabilities or perform any action.

Section 3.02 Capital Structure.

(a) The Securities have been or, prior to the Closing, will be, duly authorized and are validly issued, fully paid and non-assessable and issued and granted in compliance with all applicable Law or pursuant to valid exemptions therefrom and constitute all the issued and outstanding Equity Interests in the Company. The Securities have not been issued in violation of any Law or any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights.

(b) Section 3.02(b) of the Disclosure Letter sets forth a correct and complete list as of the Execution Date of each of the Transferred Subsidiaries, together with: its jurisdiction of organization, formation or incorporation and each record and beneficial owner of, and percentage held by such owner of, its issued and outstanding Equity Interests. All of the outstanding Equity Interests of the Transferred Subsidiaries have been duly authorized and are validly issued, fully paid and (to the extent applicable) non-assessable. None of the Equity Interests of the Transferred Subsidiaries were issued in violation of any Law or any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights. Other than the Transferred Subsidiaries and the Excluded Subsidiaries, none of the Great American Entities (x) owns, directly or indirectly, any other Equity Interests of any Person, (y) has any direct or indirect equity or ownership interest in any business or (z) is a member of, or participant in any, partnership, joint venture or similar Person. At the Closing (following completion of the Pre-Closing Reorganization), none of the Great American Entities will own, directly or indirectly, any Equity Interests of any Excluded Subsidiary, and no Person other than the Company or another Great American Entity will own any Equity Interests of any of the other Great American Entities.

(c) There are no preemptive or other outstanding Equity Interests, rights, options, phantom equity, equity appreciation rights, performance-based rights, profit participation rights, warrants, agreements, arrangements or commitments of any character under which any equityholder of the Transferred Subsidiaries is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any shares of capital stock of the Transferred Subsidiaries or any debt or equity securities or obligations exercisable or exchangeable for, or convertible into, any Equity Interests of the Transferred Subsidiaries, and no debt or equity securities or obligations evidencing such rights are authorized, issued or outstanding. Except for this Agreement and the Organizational Documents of the Transferred Subsidiaries, no capital stock or other equity securities of the Transferred Subsidiaries are subject to any Contracts with respect to the voting, purchase, dividend rights, disposition, redemption or transfer of such capital stock or other equity securities.

Section 3.03 Authority; Approval. The Company has all requisite organizational power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement, each Ancillary Agreement to which it is or will be a party and any other agreements and instruments contemplated hereby to which it is or will be a party and to consummate the Transactions. The Company’s Affiliates (including the Great American Entities) each have the requisite organizational power and authority and, at the time such Affiliate executes any Ancillary Agreement, will have taken all organizational action necessary in order to execute, deliver and perform its obligations under each Ancillary Agreement to which it is or will be a party and any other agreements and instruments contemplated hereby to which it is or will be a party and to consummate the Transactions. This Agreement has been, and each of the other agreements and instruments contemplated hereby to which the Company or its Affiliates is or will be a party will be upon execution, duly executed and delivered by the Company or such Affiliates and, when executed and delivered by Buyers and the other parties hereto and thereto (other than the Company and its Affiliates), will constitute a valid and binding agreement of the Company or such Affiliates, enforceable against such Person in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.04 Governmental Filings; No Violations.

(a) Assuming the accuracy of Buyers’ representation in Section 4.03(a), other than the expirations of waiting periods and the filings, notices, reports and Permits required by Governmental Entities as set forth in Section 3.04(a) of the Disclosure Letter (the “Approvals”), no notices, reports or other filings are required to be made by any Great American Entity or its Affiliates with, nor are any Permits required to be obtained by any Great American Entity or its Affiliates from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by any Great American Entity or its Affiliates and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions or the ability of the Company and its Affiliates to perform their respective obligations under this Agreement or the Ancillary Agreements.

(b) The execution, delivery and performance by the Company of this Agreement do not, the execution and performance by the Company and its Affiliates of the Ancillary Agreements does not, and the consummation of the Transactions will not, conflict with or result in any breach or violation of or default (with or without notice, lapse of time or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the property, rights or assets of the Great American Entities or their Affiliates under (i) any provision of any Great American Entity’s Organizational Documents, (ii) any Contract or Permit that is binding upon any Great American Entity or, to the extent related to the Businesses, any Affiliate thereof or (iii) assuming (solely with respect to performance of this Agreement and the Ancillary Agreements and consummation of the Transactions) compliance with the matters referred to in Section 3.04(a), any Law to which any Great American Entity or its Affiliates is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions or the ability of the Company and its Affiliates to perform their respective obligations under this Agreement or the Ancillary Agreements.

(c) No filing, notice, report or Permit under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), is required in connection with the Pre-Closing Reorganization.

Section 3.05 Financial Statements.

(a) Set forth in Section 3.05(a) of the Disclosure Letter are true, correct and complete copies of the unaudited balance sheet information of the Businesses as of June 30, 2024, December 31, 2023 and December 31, 2022, and the related income statements of the Businesses for the twelve (12)-month periods then ended (collectively, the “Financial Statements”).

(b) The Financial Statements have been prepared in accordance with GAAP, consistently applied, and extracted from the underlying books and records of Ultimate Parent and its Subsidiaries (which are sufficient to permit the creation of financial statements in accordance with GAAP), and fairly present in all material respects the financial position and results of operations of the Businesses as of the respective dates thereof and for the respective periods indicated therein, subject to the absence of footnote disclosure and, for the Financial Statements as of and for the period ended June 30, 2024, to normal and recurring year-end adjustments (which are not expected to be material, individually or in the aggregate).

(c) Notwithstanding the foregoing, the Financial Statements and the representations and warranties in clauses (a) and (b) of this Section 3.05 are qualified by the fact that (i) the Businesses have not operated on a standalone basis and historically have not been separately reported within Ultimate Parent’s and its Subsidiaries’ consolidated financial statements, (ii) the Financial Statements were prepared solely for purposes of this Agreement and assume certain allocated charges which do not necessarily reflect amounts that would have resulted from arm’s-length transactions if the Businesses were to operate as a separate standalone business or entities and (iii) the Financial Statements are not necessarily indicative of what the results of operations and financial position and cash flows of the Businesses will be in the future. Since January 1, 2021, no Person has (x) made any materially false or fraudulent entry on the books or records of the Businesses or the Great American Entities or (y) failed to comply in any material respect with the system of internal accounting controls implemented by the Businesses or the Great American Entities.

(d) After giving effect to the Payoff Documentation and the Pre-Closing Reorganization, immediately after the Closing, the Great American Entities will have no Liabilities as borrower, guarantor or otherwise under Indebtedness of the types set forth in clauses (a) and (b) of the definition thereof, other than in respect of the Credit Agreement (which, except as provided in Section 5.01(e) or as otherwise agreed in writing among Buyers and BR Financial shall be undrawn as of Closing).

Section 3.06 Absence of Certain Changes. Since December 31, 2023, (a) to the Execution Date, the Great American Entities (i) have conducted their respective businesses in the ordinary course of such businesses in all material respects (except for actions to effectuate the Pre-Closing Reorganization or as expressly required by this Agreement) and (ii) have not taken any action that, if taken after the date hereof and prior to the Closing without the written consent of Buyers, would constitute a breach of Section 5.01(a)(ii), (iv), (vi), (viii), (xv), (xvi) or (xx), and (b) there has not been any Material Adverse Effect.

Section 3.07 No Undisclosed Liabilities. There are no Liabilities of any of the Great American Entities or the Businesses, other than those that (a) have been reserved against or reflected in the Financial Statements as of June 30, 2024, (b) were incurred since June 30, 2024 in the ordinary course of business consistent with past practice, (c) have been incurred pursuant to this Agreement as a result of the Transactions (including the Pre-Closing Reorganization) or (d) would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole.

Section 3.08 Litigation.

(a) Except for any Actions between or among the Buyers or their Affiliates, on the one hand, and any Great American Entity, Sellers or any of their Affiliates or the Businesses, on the other hand, there are no Actions pending or, to the Knowledge of the Company, threatened in writing against any Great American Entity, Sellers or any of any of their Affiliates or the Businesses (nor has any Governmental Entity indicated an intention to initiate an Action) that (i) would, if adversely determined, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole, or (ii) challenge or seek to prevent, enjoin or otherwise materially delay the Transactions, and, to the Knowledge of the Company, there are no presently existing facts or circumstances that would constitute a reasonable basis therefor.

(b) As of the Execution Date, no Great American Entity is a party to or subject to, and the Businesses (including the assets thereof) are not subject to, any Order that would, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions or the ability of the Company and its Affiliates to perform their respective obligations under this Agreement and the Ancillary Agreements.

Section 3.09 Employee Benefits.

(a) Section 3.09(a) of the Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of each material Benefit Plan, separately identifying each such Benefit Plan that is a Transferred Benefit Plan. Sellers have made available to Buyers, to the extent applicable, (i) correct and complete copies of each material Benefit Plan, including any amendments thereto and all related trust documents (or, if such plan is unwritten, a summary of the material terms of such plan) and (ii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable Law with respect to each material Benefit Plan.

(b) (i) Each Benefit Plan has been established, amended, managed and operated in all material respects in accordance with its terms and with applicable Law and administrative or governmental rules and regulations, including ERISA and the Code and (ii) each such Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS and no event has occurred that would reasonably be expected to cause the loss of any such qualification. No material “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Benefit Plan.

(c) There are no actions, suits or claims pending, or threatened or that could reasonably be expected to be commenced (other than routine claims for benefits) against any Benefit Plan or against the assets of any Benefit Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, Department of Labor, or any other Governmental Entity with respect to any Benefit Plan.

(d) Each Benefit Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance thereunder, has been maintained and administered, and is, and within the last three years has been, in operational and documentary compliance with Section 409A of the Code in all material respects. None of the Great American Entities is a party to or is otherwise obligated under any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state, local or non-U.S. Law relating to Tax).

(e) None of the Great American Entities has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(f) None of the Great American Entities has maintained, established, sponsored, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six (6) years. None of the Great American Entities (i) has maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code or (ii) has any Liability by reason of being considered a single employer with any other Person under Section 414 of the Code.

(g) No Benefit Plan provides, or reflects or represents any Liability to provide post-termination or retiree life insurance, or health benefits to any Business Employee or dependent or beneficiary thereof for any reason, except as may be required by COBRA or other applicable statute at the sole expense of the Business Employee or the Business Employee’s dependent or beneficiary, and none of the Great American Entities has any material Liability to any Business Employee (either individually or to Business Employees as a group) or any dependent or beneficiary thereto who would be provided with life insurance, health benefits after termination of employment, except to the extent required by COBRA or other applicable legal requirement at the sole expense of the participant or the participant’s dependent or beneficiary.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Business Employee to any compensation or benefit (including severance pay or any material increase in severance pay, golden parachute, bonus or otherwise), (ii) accelerate the time of payment, funding or vesting of any compensation or benefit due to any Business Employee, (iii) increase or otherwise materially enhance any compensation or benefit due to any such Business Employee, (iv) result in the acceleration or forgiveness (in whole or in part) of any outstanding loan to any Business Employee, (v) require any contributions or payments to fund any obligations under any Transferred Benefit Plan, (vi) result in any limitation on the ability of the Company to amend or terminate any Transferred Benefit Plan, or (vii) result in any “excess parachute payments” within the meaning of Section 280G of the Code.

Section 3.10 Employees; Labor Matters.

(a) The Business Employees include all employees primarily dedicated to the Businesses. There are no Business Employees who are not primarily dedicated to the Businesses.

(b) As of the Execution Date, BR Financial and its Subsidiaries (including the Great American Entities) are not party to or otherwise bound by any collective bargaining agreement or other agreement with a labor union, works council or like organization with respect to any Business Employees. As of the Execution Date, there is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Business Employee. There are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any Business Employees.

(c) As of the Execution Date, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened in writing against the Businesses, in each case, that may interfere in any material respect with the respective business activities of the Businesses. BR Financial and its Subsidiaries (including the Great American Entities) in respect of the Business Employees are in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, civil rights, workers’ compensation, unemployment, insurance, disability, collective bargaining, collection and payment of Tax withholding or social security taxes and any similar tax, severance pay, immigration, affirmative action, fair employment practices, equal employment, terms and conditions of employment, meal and rest periods, leaves of absence, employee privacy, wages (including overtime wages), compensation and hours, work time, form of contract (part-time, fixed-term, temporary work and telework, or other regulated type of employment agreement), classification of workers (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), discrimination, harassment, equitable pay practices, and occupational safety and health.

(d) BR Financial and its Subsidiaries (including the Great American Entities) in respect of the Business Employees have conducted all of the required immigration checks prior to any Business Employee commencing employment. All material amounts required by applicable legal requirements or by contract to be withheld from the wages, salaries, and other payments to Business Employees have been properly and timely withheld, and none of BR Financial and its Subsidiaries (including the Great American Entities) is liable for any material arrears of wages, compensation, overtime, Taxes, penalties or other sums for failure to comply with any of the foregoing. Each of BR Financial and its Subsidiaries (including the Great American Entities) has paid in full, or caused to be paid in full, to all Business Employees all wages, salaries, overtime, commissions, bonuses, benefits and other compensation due to be paid to or on behalf of such Business Employees in all material respects. None of BR Financial and its Subsidiaries (including the Great American Entities) has any material Liability with respect to any misclassification of: (i) any Person as an independent contractor or agent of the Businesses rather than as an employee, (ii) any Business Employee leased from another employer, or (iii) any Business Employee currently or formerly classified as exempt from overtime wages.

(e) To the Knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made against any Business Employee or Former Business Employee within the past three (3) years. Within the past three (3) years, none of Sellers or any of their Affiliates have been involved in any proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or sexual misconduct by any Business Employee or Former Business Employee.

Section 3.11 Compliance with Laws; Licenses.

(a) Since January 1, 2021, (i) each of the Businesses and the Great American Entities have not been, and are not being, conducted in violation of any Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole, (ii) none of the Great American Entities nor any of their Affiliates have received any written communication, or, to the Knowledge of the Company, any oral communication, alleging any noncompliance with respect to the Businesses or such Great American Entities with any Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Great American Entities or the Businesses, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions or the ability of the Company and its Affiliates to perform their respective obligations under this Agreement or the Ancillary Agreements. To the Knowledge of the Company, no investigation by any Governmental Entity regarding any such violation of any Law is pending or threatened.

(b) Since January 1, 2021, the Great American Entities have held, and currently hold, all Permits necessary to conduct the Businesses as presently conducted (the “Transferred Entity Permits”), except those the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Great American Entities or the Businesses, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions or the ability of the Company and its Affiliates to perform their respective obligations under this Agreement or the Ancillary Agreements. Except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions or the ability of the Company and its Affiliates to perform their respective obligations under this Agreement or the Ancillary Agreements, (i) the Great American Entities are in compliance with the terms of the Transferred Entity Permits, (ii) each such Transferred Entity Permit is valid, subsisting and in full force and effect, and (iii) to the Knowledge of the Company, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension or limitation of any Permits.

(c) Since January 1, 2019, none of Ultimate Parent nor any of its Subsidiaries nor their directors, officers, employees, or, to the Knowledge of Company, agents or third-party representatives, in each case, solely with respect to the Businesses: (i) has made, authorized, solicited, offered or received any bribe, unlawful rebate, payoff, influence payment, or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of monies or properties with respect to the Businesses or the Great American Entities, (iii) has used or is using any funds of the Businesses or the Great American Entities for any illegal contributions, gifts, entertainment, hospitality, travel, or other unlawful expenses, (iv) has violated or is violating in any respect any Anticorruption Laws, or (v) has, directly or indirectly, made, offered, authorized, facilitated, received, or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any official of a Governmental Entity, any officer or employee of any corporation or other entity owned or controlled by any Governmental Entity, or any other Person in violation of Anticorruption Laws.

(d) Neither the Great American Entities nor their Affiliates (to the extent related to the Businesses), nor any of their respective directors, officers or employees, or, to the Knowledge of the Company, agents or third-party representatives, in each case solely with respect to the Businesses, is currently or has been, since January 1, 2019: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) otherwise in violation of any Sanctions Laws. Neither the Great American Entities nor their Affiliates (to the extent related to the Businesses), nor any of their respective directors, officers or employees, or, to the Knowledge of the Company, agents or third-party representatives is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Entity regarding any offense or alleged offense under Sanctions Laws (including by virtue of having made any disclosure relating to any offense or alleged offense), and, to the Knowledge of Company, no such investigation, inquiry or proceedings have been threatened and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

Section 3.12 Material Contracts.

(a) Section 3.12(a) of the Disclosure Letter sets forth, as of the Execution Date, a correct and complete list of each of the following Contracts, except for any Benefit Plan, to which (y) any of the Great American Entities is a party or by which any Great American Entity or the Businesses or any of their respective assets is bound or (z) to which Ultimate Parent or any of its Subsidiaries is bound with respect to the Businesses (each, a “Material Contract”):

(i) any Lease;

(ii) each Contract (or group of related Contracts with respect to a single transaction or series of related transactions) providing for or that is expected to result in, performance or services or delivery of goods or materials to or by the Great American Entities or the Businesses of any amount or value reasonably expected to exceed $100,000 in any twelve (12)-month period;

(iii) each Contract pursuant to which any Great American Entity, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, grants or is granted a license, covenant not to sue or similar right or permission under or with respect to any Intellectual Property material to any of the Businesses, or otherwise agrees to limit its use or exploitation of any material Owned Intellectual Property in any material respect (including pursuant to a trademark coexistence agreement, consent agreement or similar arrangement), but excluding, in each case, non-exclusive licenses, covenants not to sue or similar non-exclusive rights or permissions granted (A) to any Great American Entity, or Ultimate Parent or any of its Subsidiaries, for their use of generally commercially available Software or IT Assets licensed or provided on standard terms and conditions or (B) in the ordinary course of business to (1) customers for their use of products or services provided as part of the Businesses or (2) suppliers for their supply of goods or services to or on behalf of any Great American Entity, or Ultimate Parent or any of its Subsidiaries;

(iv) each Contract providing for the development or acquisition of any Intellectual Property, or IT Assets material to the Businesses, other than (A) invention assignment agreements entered into with employees, contractors or consultants or (B) non-exclusive rights to access or use generally commercially available IT Assets licensed or provided on standard terms and conditions;

(v) any partnership agreement, limited liability agreement, profit-sharing (or loss-sharing) arrangement, affiliation agreement, material marketing agreement, co-referral agreement and any other Contract that creates a strategic alliance, joint venture or similar arrangement, including any Contract involving co-investment or any ownership interest in any other Person or business enterprise;

(vi) each Contract (A) entered into at any time since January 1, 2022, pursuant to which any of the Great American Entities, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, acquired another operating business or (B) that contains indemnities or other obligations (including “earnout” or other contingent payment obligations) that are a continuing material obligation of any Great American Entity or the Businesses, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, in excess of $50,000;

(vii) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which a Great American Entity or the Businesses, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, could be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other Equity Interests of any Person, or any business or assets with a value in excess of $100,000;

(viii) each Contract that prohibits the payment of dividends or distributions in respect of the capital stock, membership interests, partnership interests or other Equity Interests of any Great American Entity, the pledging of the membership interests or other Equity Interests of any Great American Entity or the incurrence of indebtedness by any Great American Entity or the Businesses;

(ix) each Contract that (A) imposes a material restriction on (1) the geographies or businesses in which any Great American Entity or the Businesses, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, may operate, including restrictions on soliciting contractors, suppliers or customers or (2) the right to use or exploit any assets used in the Businesses, (B) contains exclusivity obligations or similar restrictions binding on any Great American Entity or the Businesses, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, or that would be binding on any Great American Entity or Affiliates thereof after Closing or (C) pursuant to which any Great American Entity or the Businesses, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, provides any material pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers (or similar restrictions that prevent freely setting prices), including agreements containing “most favored nation” provisions;

(x) each Contract relating to or otherwise evidencing indebtedness for borrowed money (including accrued and unpaid interest, and any prepayment fees or penalties), or obligations, contingent or otherwise, for reimbursement under letters of credit or similar credit, performance, bank guarantees, surety transactions or similar facilities in amounts in excess of $20,000 individually or guaranteeing any such obligations in excess of such amounts;

(xi) each Contract involving or relating to a capital expenditure or containing a future or remaining commitment by the Great American Entities or the Businesses, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, in excess of $50,000;

(xii) each settlement agreement or similar Contract relating to any Action (including any agreement under which any employment-related claim is settled) entered into by the Great American Entities or the Businesses, or Ultimate Parent or its Subsidiaries in respect of the Businesses, that imposes any material continuing obligations on such Persons;

(xiii) each Contract with a Governmental Entity;

(xiv) each material Intercompany Agreement; and

(xv) each Contract with a Key Employee.

(b) The Company has made available to Buyers prior to the Execution Date current and complete copies of all written Material Contracts (including, for the avoidance of doubt, all amendments, schedules and exhibits thereto). Each Material Contract is valid, binding and enforceable against the Great American Entities, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole. There is no material breach or violation of, or default under, any such Material Contract by any Great American Entity or Ultimate Parent or its Subsidiaries in respect of the Businesses or, to the Knowledge of the Company, any counterparty thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by any Great American Entity the Businesses, or Ultimate Parent or any of its Subsidiaries in respect of the Businesses, or would permit or cause the termination or modification thereof, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole.

Section 3.13 Real Property.

(a) The Great American Entities do not own, and in the last five (5) years have not owned, any real property.

(b) Section 3.13(b) of the Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of all real property leased or subleased to any Great American Entity or, to the extent related to the Businesses, Affiliates of the Great American Entities (collectively, the “Leased Real Property”) and a list of all leases, subleases, licenses or similar agreements (the “Leases”) with respect to the Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole, (i) the Great American Entities or, to the extent related to the Businesses, Affiliates of the Great American Entities, as applicable, have a valid and enforceable leasehold interest in all Leased Real Property, free and clear of all Liens, except Permitted Liens, and (ii) there exists no default or event of default on the part of Sellers or their Affiliates, or, as of the Execution Date, to the Knowledge of the Company, any other party thereto, under the Leases. There are no leases, subleases, licenses or similar agreements granting to any other Person the right of use or occupancy of any portion of such parcel of Leased Real Property during the term of the Leases.

(c) Except as would not reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole, (i) Sellers and their Affiliates have good, valid and marketable title to, or a valid license or leasehold interest in, all of its tangible assets, free and clear of any and all Liens other than Permitted Liens and (ii) Ultimate Parent and its Subsidiaries have good, valid and marketable title to all of the assets reflected on the Financial Statements as being owned by them (except to the extent that such assets have been disposed after the date of such Financial Statement), free and clear of any and all Liens other than Permitted Liens. All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property are in good condition and repair in all material respects and are reasonably sufficient for the operation of the Businesses in all material respects.

Section 3.14 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole: (a) since January 1, 2021, the Businesses have been conducted in compliance with all applicable Environmental Laws; (b) the Businesses are in possession of, all Permits required under Environmental Laws for the operation of the Businesses as presently conducted; (c) the Great American Entities, and Ultimate Parent or its Subsidiaries in respect of the Businesses, have not received any written notice from any Governmental Entity of any violation of any Environmental Law, the substance of which has not been resolved as of the Execution Date; (d) to the Knowledge of the Company, no Hazardous Substance has been generated, treated, stored, transported, handled, discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or otherwise released, or exposed to any Person, and no location, property or facility now or previously owned, leased or operated by Great American Entities, or Ultimate Parent and its Subsidiaries in respect of the Businesses, including any Leased Real Property, is contaminated by any Hazardous Substance in violation of Environmental Law or otherwise in a manner that would reasonably be expected to result in liability under Environmental Laws to the Businesses; and (e) no Action is pending or threatened in writing against the Great American Entities under any Environmental Law. The Company has made available to Buyers any and all material environmental reports, studies, audits, sampling data, site assessments, and other similar documents prepared since January 1, 2020 with respect to the business or assets of the Great American Entities, or Ultimate Parent and its Subsidiaries in each case solely in respect of the Businesses, including with respect to any Leased Real Property or any real property formerly owned, operated or leased by thereby, related to Permits or compliance with Environmental Laws.

Section 3.15 Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to each of the Great American Entities or the Businesses have been duly and timely filed (taking into account any applicable extension of time within which to file).

(b) Each such Tax Return is complete and correct in all material respects, and all material Taxes of, or required to be paid by, each of the Great American Entities or arising out of, relating to, or in respect of the Businesses (whether or not shown on any Tax Returns) have been timely paid in full. The charges, accruals, and reserves with respect to Taxes provided for on the face of the Financial Statements are adequate and are at least equal to the liability of the Great American Entities for Taxes as of the date thereof, and all such charges, accruals, or reserves for Taxes, as adjusted for operations and transactions through the Closing Date, are adequate to cover such Taxes of the Great American Entities through the Closing Date.

(c) Each Great American Entity has complied in all material respects with all applicable Laws relating to the withholding, collection and remittance of Taxes (including information reporting requirements), and has duly and timely made deductions and withholdings for or on account of all material amounts required pursuant to applicable Law to have been so deducted or withheld, including in connection with amounts paid or owing to or from any employee, independent contractor, creditor, customer, stockholder, member, or third party or with respect to the distributive share of any income of a Great American Entity allocable to any partner, member, or other direct or indirect owner of an equity interest in such Great American Entity, and all amounts so deducted or withheld have been duly and timely paid in full to the relevant Tax Authority.

(d) In the past two (2) years, no Great American Entity has been a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in connection with a distribution intended to qualify under Section 355(a) of the Code.

(e) No Great American Entity has been notified in writing by any Tax Authority of any audit, investigation, examination, or administrative or judicial proceeding with respect to any Great American Entity in respect of a material amount of Taxes that is contemplated, and no such audit, investigation, examination, or administrative or judicial proceeding is pending or being conducted. No deficiency with respect to material Taxes has been claimed, proposed, asserted, or assessed in writing against or with respect to any Great American Entity that has not been fully paid, withdrawn, or finally settled. No waiver, modification, or extension of any statute of limitations has been entered into, given, or requested with respect to any material Taxes for which any Great American Entity is liable, any material Tax Returns of any Great American Entity, or any material Taxes or Tax Returns with respect to the Businesses, in each case, that remains in effect or is currently pending, it being understood that any extension of time to file Tax Returns obtained in the ordinary course of business shall not be treated as an extension of a statute of limitations for this purpose solely as a result of the statute of limitations running from the extended rather than the unextended due date or from the filing of the Tax Return on or before the extended due date. No Great American Entity is the beneficiary of any extension of time within which to file any income or other material Tax Return, other than any extension obtained in the ordinary course of business or any extension that does not extend past the Closing. There are no Liens for Taxes (other than Permitted Liens) on any of the assets of any Great American Entity.

(f) None of the Great American Entities has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2).

(g) As of the Contribution Date and at all subsequent times through the Closing, the Company will be treated and properly classified as a partnership (other than a publicly traded partnership) for U.S. federal and applicable state and local income Tax purposes. At no time has the Company ever been treated or properly classified as an association taxable as a corporation for U.S. federal and applicable state and local income Tax purposes. No election has been filed by or with respect to the Company under Treasury Regulations Section 301.7701-3 to treat the Company as an association taxable as a corporation for U.S. federal income Tax purposes. Each Great American Entity is, and at all times since its formation has been, properly classified as a partnership or an entity disregarded as an entity separate from its owner for all U.S. federal and applicable state and local income Tax purposes. Section 3.15(g) of the Disclosure Letter sets forth, for each Great American Entity, (i) its jurisdiction of organization (and, if different, its jurisdiction of Tax residence), (ii) the holders of its equity interests, and (iii) its entity classification for U.S. federal income Tax purposes (including any entity classification election in effect pursuant to Treasury Regulations Section 301.7701-3, the classification so elected, and the effective date of such election). None of the assets of any of the Great American Entities is an interest in a partnership for U.S. federal income tax purposes. B. Riley A&V has a valid election in effect under Section 754 of the Code.

(h) For any taxable period during which any Great American Entity was treated as a partnership for U.S. federal income tax purposes, such Great American Entity (a “Partnership Entity”) has not made any election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 and has not failed to make any election that was available to be made by it under Section 6226 of the Code (or a similar provision of state, local, or other Tax Law).

(i) No Great American Entity is or has been subject to Tax in a country other than the country of its organization or formation by virtue of being treated as a resident, or having a permanent establishment, place of business, or taxable presence in such jurisdiction. No jurisdiction in which a Great American Entity does not file a Tax Return of a particular type has asserted in writing that such Great American Entity is or may be subject to Taxes of such type, or required to file Tax Returns of such type, in such jurisdiction.

(j) No Great American Entity (i) is or has been a member of any affiliated, consolidated, combined, unitary, fiscal unity, or other group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which is Ultimate Parent) or (ii) has any liability for any Tax of any other Person (other than another Great American Entity) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) or other applicable Law, as transferee or successor, by Contract or otherwise (other than pursuant to customary commercial, employment, leasing or financing Contracts not primarily related to Taxes and entered into in the ordinary course of business). No Great American Entity is a party to or bound by any Tax sharing, allocation, indemnity or similar agreement (other than pursuant to customary commercial, employment, leasing or financing Contracts not primarily related to Taxes and entered into in the ordinary course of business).

(k) No Great American Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in, or improper use of a, method of accounting prior to the Closing, including under Section 481 of the Code (or any predecessor provision or any similar provision of state, local, or non-U.S. Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) executed prior to the Closing, (iii) installment sale, open transaction disposition, intercompany transaction entered into, or intercompany account made or existing prior to the Closing, or (iv) prepaid amount received or deferred revenue accrued prior to the Closing.

(l) No Great American Entity has entered into a “closing agreement” as described in Section 7121 of the Code (or any predecessor provision or any similar provision of state, local, or non-U.S. Tax Law), advance pricing agreement or other written agreement with a Governmental Entity regarding Taxes or Tax matters, or received a private letter ruling, technical advice memorandum or similar ruling from any Tax Authority, in each case, that are reasonably expected to affect the Great American Entities after the Closing, and no request for any such closing agreement, advance pricing agreement or other written agreement or private letter ruling, technical advice memorandum or similar ruling is currently pending.

(m) Each Great American Entity is in material compliance with the requirements of any Tax exemption, Tax holiday, or Tax incentive arrangements to which any Great American Entity is a party, and no such Tax exemption, Tax holiday, or Tax incentive arrangements will be adversely affected by the transactions contemplated by this Agreement, including the Pre-Closing Reorganization.

(n) Each Great American Entity is registered for the purposes of VAT where it is required to be so registered and has complied with all applicable Laws in relation to VAT.

(o) No interest in any Great American Entity is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code.

Section 3.16 Intellectual Property; Information Technology; Privacy.

(a) Section 3.16(a) of the Disclosure Letter sets forth a true and complete list, as of the Execution Date, of all Intellectual Property that is Registered and owned or purported to be owned by any Great American Entity (together with all other Intellectual Property owned by or purported to be owned by any Great American Entity, collectively, the “Owned Intellectual Property”), indicating for each item the owner, registration or application number, registration or application date and the applicable filing jurisdiction (or, in the case of an Internet domain name or social media account, the applicable domain name registrar or host or platform).

(b) The Great American Entities exclusively own, and immediately following the Closing will continue to own, all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). All material Owned Intellectual Property is subsisting, valid and enforceable (provided that the foregoing representation regarding validity and enforceability as applied to patents is made subject to the Knowledge of the Company), and is not subject to any Order that materially impairs or limits, or any Action (whether pending or threatened in writing) that challenges, the validity, scope or enforceability of, or any Great American Entity’s ownership or right to use or exploit, any such material Owned Intellectual Property.

(c) Each of the Great American Entities owns or otherwise has a valid license or right to use all material Intellectual Property used in, or practiced by, the conduct of the Businesses, and will continue to have such rights immediately after Closing and the consummation of the Transactions without termination, suspension, impairment, loss or acceleration of any material right or obligation (and without giving rise to any right of any Person to so terminate, suspend, impair or accelerate any material right or obligation) with respect to such Intellectual Property. Except for IT Assets provided or made accessible under the Transition Services Agreement, neither Sellers nor any of their Affiliates (excluding the Great American Entities) shall, immediately following consummation of the Transactions, own any Intellectual Property material to the conduct of the Businesses, other than Seller Names.

(d) To the Knowledge of the Company, no third Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property, in each case of the foregoing in any material respect. In the past three (3) years, no Seller nor any of their Affiliates (including Great American Entity) has brought or threatened in writing any Action (including any “cease and desist” letter or invitation to take a license) against any other Person alleging any such infringement, misappropriation, or other violation.

(e) Within the past three (3) years, (i) the conduct of the Businesses has not infringed, misappropriated or otherwise violated, and will not immediately following the Closing (solely to the extent operated in a manner consistent with the manner operated as of immediately prior to Closing) infringe, misappropriate or otherwise violate, any Intellectual Property rights of any other Person, and (ii) there have been no Actions (including any “cease and desist” letter or invitation to take a license) alleging that the Company or any of its Affiliates has infringed, misappropriated or otherwise violated any right, title or interest in any Intellectual Property, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or the Great American Entities, taken as a whole.

(f) All current and former employees, officers, agents, contractors and consultants, independent contractors who have contributed to, developed or conceived any Intellectual Property material to the Businesses within the scope of their employment or engagement for the Great American Entities, or Sellers or any of their Affiliates with respect to the Businesses, have presently and validly assigned to one or more of the Great American Entities, Sellers or their Affiliates, all of their right, title and interest in and to such Intellectual Property pursuant to a written agreement, or all such rights have otherwise vested with the Great American Entities by operation of law. No such Person retains or, to the Knowledge of the Company, claims to retain, any right, title or interest in or to any such Intellectual Property or any other Owned Intellectual Property.

(g) Neither the Great American Entities, nor Ultimate Parent or its Subsidiaries with respect to the Businesses, have used, modified, incorporated, linked, distributed or made available for remote access any Software that is subject to any “open source,” “copyleft” or similar obligation in a manner that requires that any proprietary Software material to the Businesses that is owned by the Great American Entities, or by Ultimate Parent or its Subsidiaries with respect to the Businesses, be (i) disclosed, distributed or otherwise made available or accessible in source code format, (ii) licensed for the purpose of permitting others to modify or prepare derivative works, or (iii) distributed or otherwise made available for use on a no-fee or low-fee basis. No material source code constituting Owned Intellectual Property has been disclosed, licensed, released, distributed, escrowed or made available to or for any third party, and no Person (other than employees or contractors of the Great American Entities, or the Ultimate Parent or its Subsidiaries, in each case, subject to written and valid confidentiality agreements in favor thereof) has been granted any rights of access or use with respect thereto. The Great American Entities, and Ultimate Parent and its Subsidiaries with respect to the Businesses, have complied in all material respects with any conditions imposed on them as a result of its use, modification, incorporation, linking to, or distribution of any Software material to the Businesses and that is subject to any “open source” license or similar obligation.

(h) The Great American Entities, and Ultimate Parent and its Subsidiaries with respect to the Businesses, have implemented commercially reasonable policies and procedures and have used reasonable best efforts to (i) maintain and protect the confidentiality of any Trade Secrets material to the Businesses or the Great American Entities and (ii) protect the security and integrity of the IT Assets owned by or purported to be owned by any Great American Entity (or Ultimate Parent and its Subsidiaries with respect to the Businesses) (the “Owned IT Assets”), or, to the extent reasonably within the control of Ultimate Parent or its Subsidiaries (including the Great American Entities), IT Assets otherwise used or held for use in the Businesses, in each case, together with all information and transactions stored or contained therein or transmitted thereby, including by implementing commercially reasonable backup and disaster recover measures and procedures.

(i) To the Knowledge of the Company, within the past three (3) years, there has been no failure of, security breach of or unauthorized access to any Owned IT Assets or other IT Assets used or held for use in the Businesses, or any unauthorized access, use or disclosure of Trade Secrets, in each case, that is material to the Businesses. None of the IT Assets or Software used or held for use in the Businesses, including any Business Software, contain or make available any material disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.

(j) Within the past three (3) years, except as would not, individually or in the aggregate, reasonably be expected to be material to the Businesses or to the Great American Entities, taken as a whole, (i) there has been no unauthorized access, use or other processing of, any Personal Information collected or otherwise processed in connection with the Businesses, and (ii) no Action is pending or, to the Knowledge of the Company, threatened in writing alleging any unauthorized access, use or processing of Personal Information, or any other violation of applicable Privacy Commitments, in each case, in connection with the conduct of the Businesses or otherwise by any of the Great American Entities.

(k) The Great American Entities, and Ultimate Parent and its Subsidiaries with respect to the Businesses, have at all times within the past three (3) years, complied in all material respects with all applicable Privacy Commitments.

(l) The consummation of the Transactions, including the transfer of Personal Information and other data held or processed by the Great American Entities or otherwise in connection with the Businesses in connection therewith, does not and will not violate in any material respect any Privacy Commitments, or require any notice to, or consent of, any Governmental Entity, or any Person to whom such Personal Information or other data relates.

(m) No license or other right with respect to Intellectual Property is required for the Great American Entities to operate, in a manner consistent with the manner operated in connection with the Businesses during the twelve (12) months prior to Closing, any Business Software, other than Intellectual Property licensed (i) under Contracts identified in Section 3.16(m) of the Disclosure Letter, (ii) under “open source” or similar licenses that are freely available without cost or (iii) general purpose commercially available Software.

Section 3.17 Insurance. As of the Execution Date, all insurance policies maintained by the Great American Entities or by their Affiliates in respect of the Businesses (the “Insurance Policies”) are in full force and effect, subject to the Bankruptcy and Equity Exception, and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to be material to the Great American Entities or the Businesses, taken as a whole. The Great American Entities, or their Affiliates in respect of the Businesses, have not taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, and to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, or both, would reasonably be expected to result in default under, cancellation of or termination of any such policies. Sellers have made available to Buyers all material historical claims reports for the past three (3) years. To the Knowledge of the Company, all material occurrences that could give rise to a claim have been reported to the current insurance carriers covering the Company or applicable Great American Entity.

Section 3.18 Related-Party Contracts. Section 3.18 of the Disclosure Letter lists all Contracts as of the Execution Date to which any Great American Entity, on the one hand, and Ultimate Parent or any of its Subsidiaries (other than any Great American Entity), on the other hand, are parties or are otherwise bound or affected, other than any employment, bonus, indemnity and similar arrangements with respect to directors and officers of the Great American Entities.

Section 3.19 Brokers and Finders. None of the Great American Entities or any of their respective directors or officers, as applicable, has employed any investment banker, broker or finder or incurred or will incur any liability for any brokerage payments, investment banking fees, commissions, finders’ fees or other similar payments in connection with the Transactions, except that B. Riley Advisory and B. Riley Retail have employed Moelis & Company as a financial advisor in connection with the Transactions, whose fees shall be fully paid by Sellers or shall be paid at Closing as Reimbursable Company Transaction Expenses.

Section 3.20 Sufficiency of Assets. Subject to the exclusions and limitations in the immediately following sentence, immediately following the Closing, the Great American Entities will own or have the right to use all of the assets, properties and rights, whether tangible or intangible, that are necessary and sufficient to conduct the Businesses in all material respects as conducted as of the Execution Date. Notwithstanding the foregoing, it is understood and agreed that: (a) the Great American Entities do not include the Excluded Subsidiaries, (b) certain services to be provided under the Transition Services Agreement are being provided for only a limited period of time following the Closing, in each case according to the terms and conditions of the Transition Services Agreement, (c) services set forth in Schedule B to the Transition Services Agreement will not be provided following the Closing, and (d) the immediately preceding sentence assumes the receipt by Buyers and their Affiliates of all necessary authorizations, approvals, consents or waivers set forth in Section 3.04 of the Company Disclosure Letter and the accuracy of the representation of the Buyers in Section 4.03(a).

Section 3.21 Key Customers. Section 3.21 of the Disclosure Letter sets forth a list of the Key Customers as of the Execution Date. Since June 30, 2023, no such Key Customer has (i) cancelled or terminated its relationship (whether related to payment, price or otherwise) with any of the Great American Entities or the Businesses or materially reduced or changed in any material and adverse manner to the Businesses the material terms on which such Key Customer conducts business therewith or (ii) to the Knowledge of the Company, notified the Great American Entities in writing that it intends to terminate its relationship, materially reduce its business with the Businesses or change in any material and adverse manner to the Businesses the material terms on which such Key Customer conducts business with the Businesses or the Great American Entities. None of the Great American Entities is, or during the three (3) years prior to the Execution Date, has been, engaged in any material dispute with any Key Customer.

Section 3.22 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in Article II, this Article III or in any Ancillary Agreement, none of the Company, or any other Person on behalf of the Company makes (and the Company, on behalf of itself and its Subsidiaries and Affiliates, hereby disclaims) any other express or implied representation or warranty with respect to Sellers, the Great American Entities or their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement and the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Buyers or any of their Subsidiaries or their respective Affiliates in connection with the Transactions.

(b) The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or any Ancillary Agreement, neither Buyers nor any other Person on behalf of Buyers has made any express or implied representation or warranty with respect to the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose), and neither the Company nor any of its Affiliates have relied on any representation or warranty other than those expressly set forth in Article IV or such Ancillary Agreements; provided, however, that, notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 3.22(b), nothing in this Section 3.22(b) shall limit the Company’s remedies with respect to claims of Fraud or Willful Breach in connection with, arising out of or otherwise related to the express written representations and warranties made by Buyers in this Agreement or any Ancillary Agreement.

Article IV

Representations and Warranties of BuyerS

Each Buyer, severally and not jointly and only with respect to itself, hereby represents and warrants to Sellers and the Company as follows:

Section 4.01 Organization, Good Standing and Qualification. Such Buyer (a) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) or (c) where the failure to be so qualified or in good standing or to have such power or authority would not have a Buyer Material Adverse Effect.

Section 4.02 Authority; Approval. Such Buyer has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements. This Agreement has been, and the Ancillary Agreements will be upon execution, duly executed and delivered by such Buyer and, when executed and delivered by Sellers and the other parties hereto and thereto, will constitute a valid and binding agreement of such Buyer enforceable against such Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 Governmental Filings; No Violations; Certain Contracts.

(a) No filing, notice, report or Permit under the HSR Act is required in connection with Buyers’ acquisition of the Buyer Securities.

(b) Other than the Approvals, no expirations of waiting periods under applicable Laws are required and no notices, reports or other filings are required to be made by such Buyer with, nor are any Permits required to be obtained by such Buyer from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by such Buyer or the consummation of the Transactions, except those that the failure to make or obtain would not have a Buyer Material Adverse Effect.

(c) The execution, delivery and performance by such Buyer of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of, or default (with or without notice, lapse of time or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the property, rights and assets of such Buyer under any provision of (i) the certificate of incorporation, by-laws or comparable governing documents of such Buyer or its Affiliates, (ii) any Contract binding upon such Buyer or its Affiliates or (iii) assuming (solely with respect to performance of this Agreement and the Ancillary Agreements and consummation of the Transactions) compliance with the matters referred to in Section 4.03(a), any Law or Order to which such Buyer or its Affiliates are subject or bound by, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not have a Buyer Material Adverse Effect.

Section 4.04 Litigation.

(a) Except for any Actions between or among the Buyers or their Affiliates, on the one hand, and Sellers and any Great American Entity, or any of their Affiliates or the Businesses, on the other hand, there are no Actions pending or threatened in writing against such Buyer that would have a Buyer Material Adverse Effect.

(b) No Buyer is a party to or subject to any Order that would have a Buyer Material Adverse Effect.

Section 4.05 Availability of Funds.

(a) Such Buyer is a party to the equity commitment letter, dated as of the date of this Agreement, by and among Oaktree Special Situations Fund III Master Holdings (Delaware), L.P., Oaktree Special Situations Fund III Master Holdings Parallel 2 (Delaware), L.P., Oaktree Huntington Investment Fund II AIF (Delaware), L.P., OCM Opps XII AIV Holdings (Delaware), L.P., Oaktree London Liquid Value Opportunities Fund (VOF), L.P., Oaktree Copley Investments, LLC, Oaktree Phoenix Investment Fund AIF (Delaware), L.P., and Oaktree Value Opportunities Fund AIF (Delaware), L.P. (collectively, the “Equity Investors”) and Buyers (the “Equity Commitment Letter”), pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investors have agreed to fund and invest such amounts to and in Buyers as set forth therein, which Equity Commitment Letter provides that Sellers are third-party beneficiaries thereto to the extent and in the circumstances expressly set forth therein. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” Buyers have delivered to the Company a complete and correct copy of the executed Equity Commitment Letter as in effect on the date of this Agreement.

(b) The Equity Commitment Letter is valid and binding and in full force and effect, enforceable against the Buyers and against each other party thereto (subject to the Bankruptcy and Equity Exceptions). There are no conditions precedent or other contingencies related to the Equity Financing, other than as expressly set forth in the Equity Commitment Letter, and, as of the Execution Date, Buyers have no reason to believe that, assuming the satisfaction of the conditions set forth in Article VI, any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Buyers on the Closing Date.

(c) The Equity Financing, when funded in accordance with the Equity Commitment Letter, will provide Buyers with cash proceeds at the Closing in an amount sufficient to pay the Base Cash Consideration and any amounts required to be paid by Buyers to any other Person at the Closing pursuant to this Agreement.

Section 4.06 Investment Intent. Such Buyer is an “accredited investor” as defined in Regulation D promulgated by the U.S. Securities and Exchange Commission under the Securities Act. Such Buyer is acquiring its share of the Buyer Securities solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Such Buyer acknowledges that the Buyer Securities are not registered under the Securities Act, any state securities Laws or any other applicable securities Laws, and that the Buyer Securities may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws and regulations and any other applicable securities Laws, as applicable.

Section 4.07 No Competitive Assets. Neither Buyer, nor any of its Affiliates, hold, directly or indirectly, voting securities or non-corporate interests of any entity that competes with the Businesses, other than such holdings that would not reasonably be expected to prevent or materially delay the obtaining of any Approvals under any Antitrust Law in connection with the Transactions.

Section 4.08 Brokers and Finders. Neither such Buyer, nor any of its Affiliates, nor any of their respective directors or employees (including any officers), has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions that will be owed or payable by any of the Great American Entities.

Section 4.09 Access and Information. Such Buyer and each of its Representatives has (a) had access to and the opportunity to review the documents in the “Lincoln” virtual data room hosted by Datasite and (b) been afforded access to certain books and records, facilities and officers, directors, managers, employees and other Representatives of Sellers for purposes of conducting a due diligence investigation with respect to the Businesses. Such Buyer has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Businesses, and, in making its determination to proceed with the Transactions, such Buyer and each of its Affiliates have relied solely on the results of such independent investigation and on the representations and warranties of Sellers and the Company expressly and specifically set forth in Article II and Article III (in each case, as qualified by the Disclosure Letter with respect thereto) and any Ancillary Agreement. Such Buyer is knowledgeable about the industries in which the Businesses and the Great American Entities operate and is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time.

Section 4.10 RWI Policy. Buyers have obtained a binder to a representations and warranties insurance policy, effective as of the Closing (the “RWI Policy”). Prior to the date of this Agreement, Buyers have delivered to BR Financial a correct and complete copy of such conditional binder as of the date of such delivery.

Section 4.11 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in this Article IV or any Ancillary Agreement, neither Buyers nor any other Person on behalf of Buyers makes (and Buyers, on behalf of themselves, their Subsidiaries and their respective Affiliates, hereby disclaim) any other express or implied representation or warranty with respect to the Transactions or any of their or their Affiliates’ respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Sellers and the Company or their respective Affiliates and Representatives in connection with the Transactions.

(b) Each Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II and Article III, in each case, as qualified by the Disclosure Letter with respect thereto, and any Ancillary Agreement, none of Sellers, the Company or their respective Subsidiaries or Affiliates or any other Person on their behalf has made any express or implied representation or warranty with respect to Sellers, the Great American Entities, their respective Subsidiaries or their respective Affiliates (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose), and no Buyer has relied on any representation or warranty other than those expressly set forth in Article II and Article III (in each case, as qualified by the Disclosure Letter with respect thereto) or any Ancillary Agreement; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 4.11(b), nothing in this Section 4.11(b) shall limit Buyers’ remedies with respect to claims of Fraud or Willful Breach in connection with, arising out of or otherwise related to the express written representations and warranties made by Sellers or the Company or their Affiliates in this Agreement or any Ancillary Agreement. Without limiting the generality of the foregoing, each Buyer acknowledges and agrees that it has not relied on any other information provided, or made available, to Buyers or any of their Subsidiaries or their respective Affiliates in connection with the Transactions, and that none of Sellers, the Great American Entities, any of their respective Subsidiaries or Affiliates or any other Person shall be subject to any liability to Buyers or any other Person resulting from (i) any misrepresentation or omission by Sellers, the Company or any other Person with respect to any such information or (ii) Buyers’ use of, or the use by any of its Affiliates or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to Buyers, their Affiliates or their respective Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations or otherwise in connection with the Transactions, except to the extent any such information is expressly included or addressed in a representation or warranty contained in Article II and Article III (in each case, as qualified by the Disclosure Letter with respect thereto) or in any Ancillary Agreement.

Article V

Covenants

Section 5.01 Interim Operations of the Businesses.

(a) From the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except (w) as set forth in Section 5.01(a) of the Disclosure Letter, (x) as otherwise expressly required by the terms of this Agreement (including to effectuate the Pre-Closing Reorganization in accordance with Section 5.19), (y) as required by applicable Law or (z) as approved by Buyers in writing (such approval not to be unreasonably withheld or delayed), the Company shall use, and BR Financial shall cause its Subsidiaries to use, reasonable best efforts (I) to conduct the Businesses in the ordinary course in all material respects and (II) to the extent related to the Businesses, preserve intact their respective current business organizations, keep available the services of their respective officers and employees, and maintain their respective relations with suppliers, customers, licensors and others having business relationships with them, and shall not, and BR Financial shall cause its Subsidiaries not to, in each case with respect to the Businesses:

(i) adopt any change in, or amend, any Great American Entity’s Organizational Documents, other than as contemplated by the Pre-Closing Reorganization in accordance with Section 5.19;

(ii) merge or consolidate any Great American Entity with any other Person, or restructure, reorganize, dissolve or completely or partially liquidate any Great American Entity or otherwise enter into any agreements or arrangements imposing material changes or restrictions on any Great American Entity’s or the Businesses’ assets, operations or businesses;

(iii) (A) permit any Great American Entity to acquire (x) any business or Person, by merger or consolidation, purchase of substantially all assets, properties, rights of or equity or debt interests or by any other manner or (y) any Equity Interests or assets of any Person in any transaction or series of related transactions that are material, individually or in the aggregate, to the Businesses or the Great American Entities, taken as a whole, or (B) enter into any joint venture, profit-sharing (or loss-sharing) arrangement, affiliation agreement, material marketing agreement, material co-referral agreement, strategic alliance or similar arrangement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, subject to a Lien (other than a Permitted Lien) or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, (A) material assets or rights of the Businesses (other than in the ordinary course of business consistent with past practice) and (B) any Equity Interests of any Great American Entity, or securities convertible or exchangeable into or exercisable for any such Equity Interests, or any options, warrants or other rights of any kind to acquire any such Equity Interests;

(v) recapitalize, reclassify, distribute, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Equity Interests of any Great American Entity;

(vi) permit any Great American Entity to make any loans, advances, guarantees or capital contributions to or investments in any Person other than with respect to immaterial amounts in the ordinary course of business consistent with past practice;

(vii) permit any Great American Entity to incur or assume any Indebtedness of the types set forth in clauses (a), (b) or (c) of the definition thereof, or guarantee any such Indebtedness of the types set forth in clauses (a), (b) or (c) of the definition thereof of another Person, or issue or sell any debt or debt securities or warrants or other rights to acquire any debt or debt security of any Great American Entity, except for (A) Indebtedness incurred in the ordinary course of business, not to exceed $20,000 in the aggregate, or (B) Indebtedness solely among the Great American Entities;

(viii) make or authorize any capital expenditures in excess of $20,000 in the aggregate, other than any capital expenditure made or to be made from insurance proceeds for the repair and/or prevention of damage to any property of the Businesses;

(ix) other than in the ordinary course of business, enter into any Contract that would have been a Material Contract had it been entered into prior to the Execution Date (provided that, for the purposes of this clause (ix), no Contract that would be a Material Contract pursuant to Section 3.12(a)(vi), (vii), (viii), (ix), (xiii) or (xv) shall be considered ordinary course);

(x) other than in the ordinary course of business, amend, modify or terminate any Material Contract (for the avoidance of doubt, the renewal of a Material Contract upon the expiration of such contract on terms that are substantially consistent with, or more favorable than, the Material Contract it is replacing shall be considered in the ordinary course of business) or waive any material rights under any Material Contract or any Contract that if in effect on the date hereof would be a Material Contract;

(xi) enter into any new material line of business or abandon or discontinue any existing material line of business;

(xii) make any changes with respect to its financial accounting policies or procedures, except as required by changes in Law or GAAP (or any interpretation thereof);

(xiii) (A) settle or compromise any Action for an amount in excess of $20,000 in the aggregate, net of any amount covered by insurance, or that would reasonably be expected to otherwise restrict the Businesses or Great American Entities in any material respect following the Closing, including by imposing any exclusivity, non-competition or similar restriction in favor of a third party or that otherwise involves the granting of any equitable relief in respect of the operation of Businesses, or (B) enter into any consent decree or settlement agreement with any Governmental Entity;

(xiv) file any amended income or other material Tax Return, file any income or other material Tax Return in a manner inconsistent with past practice, change any annual Tax accounting period, adopt (other than in the ordinary course of business consistent with past practice) or change any material method of accounting for Tax purposes, make (other than in the ordinary course of business consistent with past practice), change or rescind any material Tax election, settle or compromise any material Tax liability, claim, or assessment, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law), surrender any right to claim a material Tax refund, request any Tax ruling from a Tax Authority, or consent to or request any extension or waiver of the limitation period applicable to any material Taxes of the Great American Entities (other than extensions obtained in the ordinary course of filing a Tax Return); in each case, other than (x) where such action would not reasonably be expected to increase, in a non-de minimis manner, the Tax liability of Buyers, any of their Affiliates, or any of the Great American Entities or (y) actions taken with respect to a Combined Tax Return;

(xv) sell, license, transfer or otherwise dispose of, cancel, abandon or otherwise allow to lapse or expire, any material Owned Intellectual Property, except for (i) the expiration, lapse or other abandonment of any Owned Intellectual Property at the end of its natural term or (ii) non-exclusive licenses or other similar rights granted in the ordinary course of business;

(xvi) other than (i) as may be required by any Benefit Plan as in effect on the Execution Date or (ii) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of BR Financial and its Subsidiaries, (A) grant or agree to grant, or pay or agree to pay to any such Business Employee any increase in compensation or benefits, including salaries, wage rates, severance or termination pay, or other compensation or benefits, (B) pay or agree to pay, or grant or agree to grant, any bonus, equity or equity-based award, severance, change-in-control compensation, or special compensation to any Business Employee, (C) establish, adopt, enter into or amend, modify, accelerate rights under, terminate or fund any Transferred Benefit Plan, or (D) enter into any collective bargaining agreement or other labor agreement with respect to Business Employees;

(xvii) (A) promote or terminate (other than for cause) the employment of any Business Employee, other than any Business Employee who is or would be entitled to receive annual base cash compensation of less than $175,000, or (B) replace any Business Employee who separates from employment, other than with respect to a position that would be entitled to receive annual base cash compensation of less than $175,000;

(xviii) declare, set aside or pay any dividend or distribution to any Person, except (A) as required by the Pre-Closing Reorganization, and (B) to the extent Closing Cash is reasonably expected to exceed the Minimum Cash Amount, and subject to compliance with all applicable Laws, cash dividends or distributions to withdraw all or a portion of such excess cash of any Great American Entity prior to the Closing, including by causing the Company or any other Great American Entity to make any such payment in the form of a dividend, distribution, contribution or otherwise to BR Financial or any of its Subsidiaries; provided that (y) no such dividend or distribution shall be made to the extent it would create or give rise to any Liability, other than an immaterial Liability, of any Great American Entity or the Businesses for Taxes or otherwise following the Closing, and (z) notwithstanding anything to the contrary herein, such dividends or distributions shall not leave the Great American Entities with less than the Minimum Cash Amount at Closing;

(xix) enter into any transaction between BR Financial and/or its Affiliates (other than the Great American Entities), on the one hand, and any of the Great American Entities, on the other hand, other than, (i) as contemplated by the Pre-Closing Reorganization in accordance with Section 5.19 and (ii) that would not reasonably be expected to result in any material Liability of the Businesses or the Great American Entities that would not be extinguished in full at the Closing;

(xx) except in the ordinary course of business consistent with past practice, (A) offer any customer any material credit or refund, (B) defer or attempt to defer revenue in any material respect or (C) accelerate or otherwise change the timing of billing customers in any material respect; or

(xxi) agree, authorize or commit to do any of the foregoing with respect to the conduct of the Businesses or the Great American Entities.

(b) From the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, (i) Buyers shall not take, or permit any of their Subsidiaries to take, any actions that would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, and (ii) notwithstanding the general obligations set forth in Section 5.01(a), Sellers shall not take, or permit any of their Subsidiaries to take, any actions that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (but disregarding prong (x) of the definition of Material Adverse Effect for purposes of this clause (ii)).

(c) Nothing contained in this Agreement is intended to give Buyers, directly or indirectly, the right to control or direct Sellers’ or any Great American Entity’s operations prior to the Closing Date. Prior to the Closing Date, BR Financial shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over the operations of the Great American Entities.

(d) From the Effective Time until the time that the Closing is actually consummated, BR Financial shall ensure that the Great American Entities do not (w) dividend or distribute any Cash, (x) incur any current liabilities except in the ordinary course of business consistent with past practice, (y) incur any Indebtedness, or (z) incur any Company Transaction Expenses, in each case, to the extent that such actions would reasonably be expected to impact the Closing Contribution Adjustment Amount had such amounts been incurred prior to the Effective Time; provided, that the Great American Entities shall not incur any Indebtedness among the Great American Entities between the Effective Time and the time that the Closing is actually consummated.

(e) BR financial shall use reasonable best efforts to cause the Great American Entities to have an amount of Cash equal to or greater than the Minimum Cash Amount at Closing. The amount of Estimated Cash (as reflected on the Estimated Closing Statement) shall be deemed to be an outstanding borrowing under the Credit Agreement; provided that following the determination of Closing Cash (as finally determined pursuant to Section 1.04(b)), such amount shall be deemed to have been an outstanding borrowing under the Credit Agreement as of the Closing instead of the amount of Estimated Cash.

Section 5.02 Cooperation and Efforts to Consummate Transactions; Status Updates.

(a) Cooperation and Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Sellers, the Company and Buyers shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions reasonably necessary or advisable on their part under this Agreement to consummate the Transactions as promptly as reasonably practicable and in any event to enable the Closing to occur on or prior to the Initial Outside Date, including the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(b) Status Updates. Subject to applicable Laws and as required by any Governmental Entity, Sellers, the Company and Buyers shall each keep the other reasonably apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications (or where no such copies are available, a reasonably detailed description thereof) received by Buyers, the Company or Sellers, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Entity with respect to the Transactions.

Section 5.03 Regulatory Filings/Approvals.

(a) Submission of Filings and Notices.

(i) Exchanging Information. Sellers and the Company, on the one hand, and Buyers, on the other hand, shall each, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Buyers, the Company, Sellers or any of their respective Affiliates to any Governmental Entity in connection with the Transactions. Each Party may, as it deems advisable and necessary, reasonably designate sensitive material provided to the other Party as “Outside Counsel Only Material” and may reasonably redact the material as necessary to (A) remove commercially or personally sensitive information, (B) remove references concerning the valuation of a Party and its Subsidiaries, (C) comply with contractual arrangements, (D) prevent the loss of legal privilege, or (E) comply with applicable Law. Any materials designated “Outside Counsel Only Material,” as well as the information contained therein, shall be provided only to a receiving Party’s outside counsel (and mutually acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the Party supplying such materials or information.

(ii) Initial Submissions. Sellers, the Company and Buyers shall prepare and file, and shall cause their respective Affiliates to prepare and file, as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all Permits necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. Without limiting the foregoing, Sellers, on the one hand, and Buyers, on the other hand, shall make, and cause their respective Affiliates to make, their respective filings pursuant to any applicable Antitrust Law with respect to the Transactions as promptly as reasonably practicable after the Execution Date. Whether or not the Transactions are consummated, Buyers shall be responsible for any filing fees payable to any Governmental Entity in connection with any of the Approvals.

(iii) Subsequent Submissions. Sellers and Buyers shall use reasonable best efforts to promptly provide all documents requested by any Governmental Entity to the extent reasonably necessary or advisable to obtain as promptly as practicable all Permits necessary or advisable to be obtained from such Governmental Entity in order to consummate the Transactions.

(iv) Conduct of Interactions with Governmental Entities. Subject to applicable Laws relating to the exchange of information, Buyers and BR Financial shall have the right to review in advance and, to the extent practicable, each will consult with the other on, and consider in good faith, the views of the other in connection with any filing made with, or written materials submitted to, any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, BR Financial and Buyers shall act reasonably and as promptly as practicable. Sellers, the Company and Buyers shall (with respect to any in-person or videoconferencing, or previously scheduled telephonic, discussion or meeting), and shall to the extent practicable (with respect to any spontaneous telephonic discussion or meeting), provide the other Party and its counsel with advance notice of, and the opportunity to participate in, any discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the Transactions, to the extent permitted by such Governmental Entity and subject to applicable Law. Sellers and the Company, on the one hand, and Buyers, on the other hand, shall promptly inform the other of any communication (written or oral) received from, or given or made to, any Governmental Entity. None of Buyers, Sellers or the Company shall commit to or agree with, and shall cause their respective Affiliates not to commit to or agree with, any Governmental Entity to stay, toll or extend any applicable waiting period under any Antitrust Law or not consummate the Transactions before an agreed-to date without the prior written consent of the other.

(b) Each Buyer and Seller agrees that, from the Execution Date to the Closing, except as contemplated by this Agreement, it shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the prior written consent of the other Parties, (i) acquire any rights, assets, business or other Person, (ii) merge or consolidate with any other Person or (iii) enter into any business combination or similar transaction with another Person, in each case, to the extent any such action would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(c) Notwithstanding anything to the contrary herein, but subject to Section 5.03(b) and other than with respect to the Great American Entities, Buyers and their Affiliates shall not be required to take or refrain from taking any action with respect to any Affiliate of Buyers, or any investment funds, managed accounts, investment arrangements or investment vehicles managed, operated or advised directly or indirectly by Buyers or any of their Affiliates, or any portfolio company (as such term is commonly understood in the private equity industry) or other investment of any of the foregoing, or any interest therein.

Section 5.04 Third-Party Consents.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Sellers and the Company shall cooperate with Buyers and use (and shall cause their respective Affiliates to use) reasonable best efforts to give notices to, and obtain any consents required under any Contracts from, third parties in connection with the consummation of the Transactions at or prior to the Closing; provided that, in connection therewith, none of Sellers, the Great American Entities or any of their respective Affiliates shall (i) make any payment of a consent fee, “profit-sharing” payment or other consideration (including increased or accelerated payments), incur any liability or concede anything of value, (ii) amend, supplement or otherwise modify any such Contract, (iii) commence any litigation or (iv) agree or commit to do any of the foregoing, in each case, for the purposes of giving, obtaining and/or effecting any third-party consents, in each case, without the prior consent of Buyers.

(b) The Parties shall each, upon reasonable request, furnish the other Party with all information concerning itself and its Representatives and such other matters as may be reasonably necessary, proper or advisable in connection with any statement, filing, notice or application made by or on behalf of the Parties to any third party in connection with obtaining any third-party consents contemplated by this Section 5.04 (including, in the case of Buyers, such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder).

(c) In no event shall the failure to receive any consents of third parties contemplated by this Section 5.04 in and of itself be taken into account with respect to whether any conditions to the Closing set forth in Section 6.02(b) shall have been satisfied (but compliance with this Section 5.04 will be so taken into account for, and the foregoing shall in no way limit the effect of, any representation or warranty that specifically addresses the consequences of the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements).

Section 5.05 Access and Reports. From the date of this Agreement until the Closing or earlier termination of this Agreement pursuant to Article VII, subject to applicable Law, upon reasonable advance notice, BR Financial shall, and shall cause Ultimate Parent and its applicable Subsidiaries to, afford Buyers and their authorized Representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the employees, offices, facilities, properties, books, Contracts and records of the Businesses and the Great American Entities and, during such period, BR Financial shall, and shall cause Ultimate Parent and its applicable Subsidiaries to, furnish promptly to Buyers all information concerning the Businesses, the Great American Entities and properties and personnel of the Businesses and the Great American Entities as Buyers may reasonably request; provided that no investigation pursuant to this Section 5.05 shall affect or be deemed to modify any representations and warranties of Sellers and the Company set forth in Article II and Article III; provided, further, that the foregoing shall not require BR Financial (i) to permit any inspection, or to disclose any information, that would result in the disclosure of any competitively sensitive information, trade secrets of BR Financial, Ultimate Parent or its Subsidiaries (excluding Great American Entities) or of third parties, violate any of their obligations with respect to confidentiality or if any Law applicable to Sellers or the Great American Entities requires any of the Great American Entities to restrict or prohibit access to such information or (ii) to disclose any privileged information of the Great American Entities or any of their respective Affiliates; provided, however, that (y) BR Financial shall use its reasonable best efforts to provide such disclosure to the maximum extent in a manner that does not breach such confidentiality requirement, requirement under Law or result in a loss of such legal privilege and (z) if no such alternative means can be found, notwithstanding anything to the contrary in this Section 5.05, in no event shall BR Financial be required to share such information with Buyers. Notwithstanding the foregoing, (A) Buyers and their Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of BR Financial, the Businesses or the Great American Entities and (B) in no event will the foregoing permit any sampling or analysis of soil, groundwater, building materials or other environmental media of the sort generally referred to as a Phase II environmental investigation. All requests for information made pursuant to this Section 5.05 shall be directed to Persons designated by BR Financial.

Section 5.06 Publicity. The initial press release with respect to the announcement of this Agreement shall be issued by Ultimate Parent. BR Financial shall consult with Buyers, provide Buyers a reasonable opportunity to review and give good faith consideration to reasonable comments made by Buyers prior to the issuance of the initial press release, and none of Buyers, Sellers or the Company shall make, or permit any of their respective Subsidiaries or Representatives or, in the case of Buyers, their Affiliates to make, any further public announcement in respect of this Agreement, the Ancillary Agreements or the Transactions without the prior written consent of BR Financial and Buyers (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law, rule or regulation applicable to Buyers or Ultimate Parent or any of their respective Affiliates, including any national securities exchange or any reporting required of a Party under the Exchange Act, (b) to the extent the contents of such announcement has previously been released publicly by a Party or Ultimate Parent or is consistent in all material respects with disclosures that have previously been released publicly in each case without violation of this Section 5.06, or (c) internal announcements to employees of a Party; provided that prior to BR Financial or its Affiliates making such an internal announcement, if such announcement is not materially consistent with prior public or internal communications, as applicable (but without limiting Section 5.07(h)), BR Financial shall consult with Buyers, provide Buyers a reasonable opportunity to review and give good faith consideration to reasonable comments made by Buyers, and (d) in the case of Buyers and their Affiliates, any announcements or disclosures to investors in funds or investment vehicles affiliated with Oaktree. For the avoidance of doubt, BR Financial, Oaktree and their respective Affiliates may make press releases or public announcements in the ordinary course of business and which do not relate specifically to this Agreement, the Ancillary Agreements or the Transactions. Subject to the foregoing, each Party shall, and shall cause their Affiliates to, consult with BR Financial and Buyers, provide BR Financial and Buyers with a reasonable opportunity to review and give due consideration to reasonable comments made by each other prior to issuing any press releases or otherwise making public announcements with respect to the Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto. Notwithstanding anything to the contrary herein, no Party shall publicly announce any information regarding the Transactions, except as provided in this Section 5.06.

Section 5.07 Employee Matters Covenant.

(a) Prior to the Closing Date, the employment of any Business Employee (other than Former Business Employees) who is not employed by a Great American Entity as of the Execution Date shall be transferred to, and each such Business Employee shall become an employee of, a Great American Entity, without any interruption or cessation of employment, terms and conditions of employment or break in service. Each Business Employee employed by a Great American Entity as of the Closing Date shall be referred to herein as a “Transferred Business Employee.” As of the Closing Date, except as may be provided through the Transition Services Agreement or as otherwise provided in this Section 5.07, Sellers shall cause the Transferred Business Employees to cease accruing any benefits under any Benefit Plan (other than any Transferred Benefit Plan) with respect to services rendered or compensation paid on or after the applicable Closing Date.

(b) The Company shall, or shall cause one of its Subsidiaries to, provide each Transferred Business Employee, during the period commencing on the Closing Date and ending on the first (1st) anniversary of the Closing Date, with (i) at least the same wage rate or base salary level in effect for such Transferred Business Employee immediately prior to the Closing, (ii) employee benefits (excluding pension, deferred compensation, retiree welfare benefits, perquisites, severance and retention benefits) that are no less favorable in the aggregate than those provided to the Transferred Business Employees immediately prior to the Closing, and (iii) severance benefits that are no less favorable than those described in Section 5.07(b) of the Disclosure Letter, which benefits are consistent with the severance practices maintained by the Great American Entities immediately prior to the Execution Date. The Company shall, or shall cause one of its Subsidiaries to, provide each Transferred Business Employee, during the period commencing on the Closing Date and ending on the last day of the Company’s fiscal year 2024, cash incentive opportunities (including commissions) no less favorable in the aggregate than those in effect for such Transferred Business Employee immediately prior to the Closing.

(c) With respect to the first plan year in which Transferred Business Employees participate in a group health plan sponsored by the Company, the Company shall use reasonable best efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under such plan to be waived with respect to the Transferred Business Employees and their eligible dependents and (ii) give, or cause to be given, each Transferred Business Employee full credit for such plan year towards applicable deductibles and annual out-of-pocket limits for medical expenses paid under Benefit Plans sponsored by BR Financial during such plan year. The Company shall give, or cause to be given, each Transferred Business Employee full service credit for such Transferred Business Employee’s employment with BR Financial and its Affiliates (including the Great American Entities) and their respective predecessors for all relevant purposes (including vesting, benefit accrual and eligibility to participate) under each applicable employee benefit plan, program or arrangement of the Company or any of its Subsidiaries, as if such service had been performed with the Company or its applicable Subsidiary; provided that no service credit shall be granted (A) to the extent any duplication of benefit results, (B) with respect to any defined benefit pension or retiree welfare arrangement, or (C) with respect to any plan, program or arrangement that is closed or frozen.

(d) Prior to the Closing and thereafter (as applicable), Sellers, Buyers and the Company shall take all commercially reasonable actions as may be required to permit each Transferred Business Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Transferred Business Employee from the applicable tax-qualified defined contribution retirement plan of BR Financial or its Subsidiaries to the tax-qualified defined contribution retirement plan designated by the Company (the “Company 401(k) Plan”). Each Transferred Business Employee (as applicable) shall become a participant in the Company 401(k) Plan at the expiration of the applicable service period under the Transition Services Agreement (giving effect to the service-crediting provisions of Section 5.07(b)).

(e) As of the Closing Date, the Company shall, or shall cause one of its Affiliates to, assume all unpaid obligations of the Great American Entities to each Transferred Business Employee pursuant to any sales commission, annual, semi-annual or other short-term incentive bonus programs or arrangements, in each case, in respect of any performance period that includes the Closing Date.

(f) The Company shall, or shall cause its Subsidiaries to, assume any liability under COBRA or any similar U.S. state Law (to the extent applicable) arising from the actions (or inactions) of Buyer or its Affiliates after the Closing Date. BR Financial shall retain all obligations with respect to continued coverage under COBRA (and any similar state law), Section 4980B of the Code and Part 5 of Subtitle B of Title I of ERISA and the regulations thereunder for all Business Employees who do not become Transferred Business Employees.

(g) Following the Closing, except as otherwise expressly provided for in this Section 5.07, (i) BR Financial and its Affiliates shall be solely responsible for all Liabilities under each Seller Benefit Plan, whether arising before, on, or after the Closing (subject to any reimbursement obligations of the Company under the Transition Services Agreement for Liabilities arising after the Closing), (ii) without limitation of clause (i), BR Financial and its Affiliates shall be solely responsible for all Liabilities relating to any equity awards granted by BR Financial or any of its Affiliates, (iii) except for those listed in Section 5.07(g) of the Disclosure Letter, BR Financial and its Affiliates shall be solely responsible for all Liabilities incurred prior to the Closing by BR Financial and its Affiliates (other than the Great American Entities) with respect to Business Employees, Former Business Employees, and any other current or former employees of the Businesses, (iv) the Company and its Subsidiaries shall be solely responsible for all Liabilities (other than those described in clause (i) and (ii)) incurred by any Great American Entity with respect to any Business Employees and Former Business Employees, regardless of whether such Liability was incurred prior to, on, or after the Closing, and (v) the Company and its Subsidiaries shall be solely responsible for all Liabilities with respect to Transferred Benefit Plans set forth on Section 3.09(a) of the Disclosure Letter, regardless of whether such Liability was incurred prior to, on, or after the Closing.

(h) Prior to the Closing, any broad-based employee notices or written communication materials (including website postings) from Sellers or any of their Affiliates to Business Employees or Former Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and comment of Buyers, which comments shall be considered in good faith.

(i) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent the Company or any other Great American Entity from amending or terminating any of their benefit plans in accordance with their terms, (iii) prevent Company or any other Great American Entity, after the Closing, from terminating the employment of any Transferred Business Employee, (iv) confer upon any Person any benefits under any benefit plans, programs, policies or other arrangements, including severance benefits or right to employment or continued employment with Company or any other Great American Entity for any period or (v) create any third-party beneficiary rights in any employee of any Great American Entity, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Business Employee by the Great American Entities or any of their Affiliates or under any benefit plan which the Great American Entities or any of their Affiliates may maintain.

Section 5.08 Director and Officer Indemnification.

(a) Following the Closing, the Company and the other Great American Entities shall indemnify, defend, hold harmless and reimburse, to the fullest extent permitted under applicable Law, each current and former director, officer and other board member of the Great American Entities (in each case, when acting in such capacity), determined as of the Closing (the “Indemnitees”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged Action in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, including in connection with (i) the Transactions and (ii) actions to enforce this Section 5.08 or any other indemnification or advancement right of any Indemnitee, and the Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the respective Organizational Documents of the applicable Great American Entity in effect as of the Execution Date; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) If the Company or any of the Great American Entities or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company or the applicable Great American Entity shall assume all of the obligations set forth in this Section 5.08.

(c) The provisions of this Section 5.08 are intended to be for the benefit of, and from and after the Closing shall be enforceable by, each Indemnitee, who is an intended third-party beneficiary of this Section 5.08.

(d) The rights of the Indemnitees under this Section 5.08 shall be in addition to any rights such Indemnitees may have under the Organizational Documents of the applicable Great American Entity, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the applicable Great American Entity for any of its directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to or in substitution of any such claims under such policies).

Section 5.09 Tax Matters.

(a) Tax Return Preparation.

(i) BR Financial shall (A) prepare and timely file or shall cause to be prepared and timely filed (1) any affiliated, combined, consolidated, or unitary or similar Tax Return that includes any Seller or any of its Affiliates (other than the Great American Entities), on the one hand, and any of the Great American Entities, on the other hand (a “Combined Tax Return”), and (2) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Great American Entities for any taxable period that ends on or before the Closing Date and is due on or before the Closing Date, and (B) prepare or shall cause to be prepared any Flow-Through Tax Return in respect of any Great American Entity for any taxable period that ends on or before the Closing Date (collectively, the Tax Returns described in clauses (A)(2) and (B), “Seller Tax Returns”). All costs and expenses incurred in connection with the preparation and filing of such Seller Tax Returns and Combined Tax Returns shall be borne and paid by BR Financial. The Sellers shall pay, or cause to be paid, all Taxes due in respect of such Flow-Through Tax Returns that are Seller Tax Returns. All Seller Tax Returns shall be prepared in a manner consistent with the terms of this Agreement and the past practice of the Great American Entities. BR Financial shall deliver, or cause to be delivered, to the Company for its review and comment a copy of all Seller Tax Returns that are required to be filed after the Closing Date at least thirty (30) days (or such shorter period as is reasonable taking into account the Tax period and the nature of the relevant Tax Return or other relevant circumstances) prior to the due date for filing such Tax Returns (taking into account any applicable extensions) and shall consider in good faith any comments reasonably requested from the Company with respect to any such Seller Tax Return. BR Financial shall revise such Seller Tax Returns to reflect any revisions or comments from the Company with which BR Financial agrees. The Company shall timely file or cause to be timely filed such Seller Tax Returns that are due after the Closing. The Company shall not amend or revoke any Seller Tax Return that reflects any Indemnified Taxes without the prior written consent of BR Financial (which consent shall not be unreasonably withheld, conditioned or delayed).

(ii) Subject to Section 5.09(c), except for any Tax Return required to be prepared by BR Financial (or that BR financial is required to cause to be prepared) pursuant to Section 5.09(a)(i), the Company shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Great American Entities. In the case of any such Tax Returns with respect to a taxable period ending on or before the Closing Date or a Straddle Period (each, a “Seller-Reviewed Tax Return”), the Company shall prepare or cause to be prepared such Tax Returns in a manner consistent with the past practices of the applicable Great American Entity, unless otherwise required by applicable Tax Law. The Company shall deliver to BR Financial for its review and comment a copy of such Seller-Reviewed Tax Returns at least thirty (30) days (or such shorter period as is reasonable taking into account the Tax period and the nature of the relevant Tax Return or other relevant circumstances) prior to the due date thereof (taking into account any applicable extensions). With respect to any Seller-Reviewed Tax Return for a Straddle Period (a “Straddle Period Return”), the Company shall consider in good faith any comments reasonably requested from BR Financial with respect to any such Seller-Reviewed Tax Return and shall revise such Seller-Reviewed Tax Returns to reflect any revisions or comments from BR Financial with which the Company agrees. With respect to any Seller-Reviewed Tax Return other than a Straddle Period Return, the Company shall revise such Tax Return to reflect any reasonable comments received from BR Financial not later than fifteen (15) days before the due date thereof (taking into account any applicable extensions), and no such Tax Return shall be filed unless it shall have been approved by BR Financial. The Company shall not amend or revoke any such Seller-Reviewed Tax Returns (other than a Straddle Period Return) that reflects any Indemnified Taxes without the prior written consent of BR Financial (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Company Transaction Expenses. To the extent applicable, any item of loss, deduction, or credit for U.S. federal income Tax purposes attributable to any Company Transaction Expenses shall be allocated to the portion of any Straddle Period ending on the Closing Date to the extent that such item is “more-likely-than-not” deductible (or deductible at a higher level of confidence) by the Great American Entities in a Pre-Closing Tax Period.

(c) Transfer Taxes. All Transfer Taxes imposed upon the purchase and sale of the Buyer Securities shall be borne 50% by BR Financial and 50% by Buyers. Any Tax Returns that must be filed in connection with any such Transfer Taxes (the “Transfer Tax Returns”) shall be prepared and timely filed (or caused to be filed) by the Party that is required by Law to file such Transfer Tax Return. Buyers and Sellers shall cooperate with each other and, as required by applicable Law, join in the execution of all necessary Transfer Tax Returns and other documentation with respect to any such Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, BR Financial shall be liable for and pay any and all Transfer Taxes due and payable as a result of, relating to or in connection with the Pre-Closing Reorganization.

(d) Tax Contests. If any Tax Authority asserts a Tax claim or initiates or conducts any audit, examination, contest, litigation, or other proceeding with respect to Taxes in respect of any Great American Entities that, if pursued successfully, would reasonably be expected to (i) serve as the basis for a claim for indemnification for Indemnified Taxes or (ii) result in Sellers or their Affiliates (other than the Great American Entities) having liability or economically bearing such Taxes (such claim, a “Tax Claim” and such proceeding, a “Tax Proceeding”), the party to this Agreement first receiving notice of such Tax Claim shall promptly notify the other party or parties to this Agreement of receipt of such Tax Claim from the Tax Authority (it being understood that notice provided to BR Financial shall constitute notice to the Sellers); provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Agreement, except to the extent that the other party is prejudiced by such failure. Such notice shall include a copy of the relevant portion of any correspondence received from the relevant Tax Authority.

(i) BR Financial will have the right to elect to control, at its own expense, any Tax Proceeding of or with respect to any of the Great American Entities for any taxable period ending on or before the Closing Date for which (A) BR Financial may be obligated to indemnify the Company or Buyers pursuant to this Agreement for Taxes in respect of the Tax Proceeding or the resolution thereof or (B) the Sellers or their Affiliates (other than the Great American Entities) may otherwise reasonably be expected to economically bear liabilities for Taxes in respect of the Tax Proceeding or the resolution thereof; provided, however, that, other than for a Tax Proceeding described in Section 5.09(d)(iii), (1) if such Tax Proceeding or the resolution thereof could reasonably be expected to have an adverse effect on the Company, Buyers, or any of their respective Affiliates, owners, or beneficiaries, (x) BR Financial shall keep the Company apprised of material developments with respect to, promptly shall respond to any reasonable requests from the Company for information relating to, and shall consult with the Company before taking any significant action in connection with, such Tax Proceeding, (y) the Company will be entitled to participate, at its own expense, in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Tax Authority and (z) BR Financial will not settle, compromise or abandon any such Tax Proceeding without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed) and (2) BR Financial shall not be entitled to control such Tax Proceeding if BR Financial does not elect to control such Tax Proceeding or from and after such time, if any, as BR Financial fails to defend such Tax Proceeding diligently. The Company will have the right to control any Tax Proceeding of or with respect to any of the Great American Entities for any Pre-Closing Tax Period not controlled by BR Financial under this Section 5.09(d)(i).

(ii) The Company will have the right to control any Tax Proceeding of or with respect to any of the Great American Entities for any Straddle Period; provided, however, that to the extent that (A) BR Financial may be obligated to indemnify the Company or Buyers pursuant to this Agreement for Taxes in respect of the Tax Proceeding or the resolution thereof or (B) the Sellers or their Affiliates (other than the Great American Entities) may otherwise reasonably be expected to economically bear liability for Taxes in respect of such Tax Proceeding or the resolution thereof, (x) the Company shall keep BR Financial apprised of material developments with respect to, shall promptly respond to any reasonable requests from BR Financial for information relating to, and shall consult with BR Financial before taking any significant action in connection with, such Tax Proceeding, (y) BR Financial will be entitled to participate, at its own expense, in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Tax Authority and (z) the Company will not settle, compromise or abandon any such Tax Proceeding without BR Financial’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(iii) Notwithstanding anything to the contrary in this Agreement, BR Financial shall have the right to control any Tax Proceeding with respect to a Combined Tax Return.

(e) Cooperation. Each Party shall, and shall cause its respective Subsidiaries (including their Affiliates) to, make available to the other Party all information, records and documents in such Party’s possession relating to Taxes concerning the Great American Entities as is reasonably requested in (i) preparing or filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes, or (iii) preparing for any audit or the prosecution or defense of any claim, suit or proceeding relating to Taxes. Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of each of the Great American Entities for any Pre-Closing Tax Period until the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate and (ii) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other party hereto reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be interpreted as providing (x) Buyers or the Company with the right to receive, inspect or review (i) any Tax Return of any Seller or its Affiliates (other than a Great American Entity) or (ii) any Combined Tax Return (or any related, documents, workpapers, or schedules) or (y) Sellers with the right to receive, inspect or review any Tax Return of any Buyer or its respective Affiliates (other than a Great American Entity).

(f) Tax Sharing Agreements. Notwithstanding anything in this Agreement to the contrary, on or before the Closing Date, the rights, obligations and liabilities of the Great American Entities pursuant to all Tax allocation, sharing, indemnification or other similar agreements or arrangements (other than this Agreement), if any, to which any of the Great American Entities, on the one hand, and any of the Sellers or any of their respective Affiliates (other than the Great American Entities), on the other hand, are parties, shall terminate, and neither the Sellers or their respective Affiliates (other than the Great American Entities), on the one hand, nor any of the Great American Entities (on the other hand), shall have any rights, obligations or liabilities thereunder after the Closing.

(g) Certain Actions. Except (x) with the prior written consent of BR Financial (which shall not be unreasonably withheld, conditioned, or delayed) or (y) as otherwise contemplated by this Agreement (including Section 5.09(i)), the Company shall not, and shall not permit any Great American Entity to, to the extent such action could reasonably be expected to have an adverse impact on Sellers or their Affiliates (other than the Great American Entities), make or change any material Tax election with respect to any Great American Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election or change would be effective on or prior to the Closing Date, grant an extension of the applicable statute of limitation with respect to a Tax of any Great American Entity for any tax period ending on or before the Closing Date outside the ordinary course of business after the Closing (other than automatic extensions granted consistent with past practice), or voluntarily initiate any voluntary disclosure proceeding with any Tax Authority with respect to Taxes or Tax Returns of any Great American Entity for any tax period ending on or before the Closing Date (but solely to the extent that (i) the failure to voluntarily initiate any such voluntary disclosure proceedings would not have an adverse effect on Buyers or any of their respective Affiliates (including the Great American Entities after the Closing) that is material and (ii) the majority of the resulting Taxes would be Indemnified Taxes or Taxes otherwise economically borne by Sellers and their Affiliates).

(h) Allocation of Purchase Price.

(i) The Base Cash Consideration (along with any other items that are treated as additional consideration for U.S. federal and applicable state and local income Tax purposes) shall be allocated among the assets of the Company and any other Great American Entity that is treated as a partnership or an entity disregarded as an entity separate from its owner for applicable income Tax purposes in a manner consistent with the Code, including Sections 743, 754, and 755 thereof, and the Treasury Regulations promulgated thereunder (such allocation, the “Asset Allocation”). Within one-hundred twenty (120) days following the determination of the Base Cash Consideration, BR Financial shall prepare and deliver to Buyers a proposed Asset Allocation. Buyers shall review the draft Asset Allocation and provide any comments with respect thereto within thirty (30) days after receiving such draft Asset Allocation (“Buyer Allocation Comments”). BR Financial and Buyers shall cooperate in good faith to resolve any disputes relating to the Asset Allocation. If BR Financial and Buyers fail to resolve any such disputes within twenty (20) days from the receipt of any Buyer Allocation Comments, then any agreed portions of the Asset Allocation shall become final and, solely with respect to the unagreed portion of the Asset Allocation, BR Financial and Buyers shall promptly retain the Accountant for resolution of any remaining disputes in the same manner in which disputes are handled pursuant to Section 1.04(b). The determination of the Accountant shall be final and binding on all Parties. Any Asset Allocation determined pursuant to the decision of the Accountant shall incorporate, reflect and be consistent with this Section 5.09(h)(i). The Asset Allocation, as prepared by BR Financial if no Buyer Allocation Comments have been timely provided, as agreed between BR Financial and Buyers, or as finally determined by the Accountant in accordance with this Section 5.09(h)(i) (the “Final Asset Allocation”), shall be binding on Buyers, the Company, and the Sellers absent manifest error. In the event of any adjustment to the purchase price for U.S. federal income tax purposes, the Parties agree to modify the Final Asset Allocation to reflect such adjustment, and any disagreement regarding such adjustment shall be resolved by the Accountant according to the same procedure.

(ii) The Parties agree that they will report and file all Tax Returns consistent with the Final Asset Allocation and will not, and will not permit any of their respective Affiliates to, take a position on any Tax Return or in any Tax audit or examination before any Tax Authority that is inconsistent with the Final Asset Allocation, unless required by a Final Tax Determination.

(i) Certain Tax Elections. Unless otherwise agreed in writing by Buyers, notwithstanding anything else herein to the contrary, in connection with any imputed underpayment resulting from any adjustment by any Tax Authority to any items of any Partnership Entity with respect to any Pre-Closing Tax Period, such Partnership Entity shall make an election under Section 6226 of the Code (and any similar provision of state, local, or non-U.S. Tax Law) with respect to the alternative to payment of imputed underpayment by the Partnership Entity, the applicable Sellers shall pay such Taxes as may be due with respect to any adjustment to a partnership-related item described in Section 6226 of the Code, and the Parties shall take any actions necessary to effectuate such election and prevent any such adjustment from adversely affecting Buyers and their respective Affiliates (including the Great American Entities after the Closing).

(j) Tax Treatment. For U.S. federal, state and local income Tax purposes, the Parties shall agree that (a) the Parties shall treat the purchase and sale of the Buyer Securities in exchange for the Base Cash Consideration pursuant to this Agreement, as a purchase and sale of partnership interests for U.S. federal income tax purposes to the extent permitted by applicable Law, and (b) the Company shall make (or have in place) a Section 754 election effective for the taxable year that includes the Closing Date (the “Intended Tax Treatment”). Notwithstanding anything to the contrary in this Agreement, Buyers, Sellers and the Company (and their respective Affiliates) shall prepare and file all Tax Returns and conduct all Tax proceedings in a manner consistent with the Intended Tax Treatment unless otherwise required by applicable Law or pursuant to a Final Tax Determination.

(k) Coordination. Notwithstanding anything to the contrary in this Agreement, Section 8.06 shall not apply with respect to Tax Claims or Tax Proceedings, which shall be governed by Section 5.09(d).

(l) Tax Refunds. Except to the extent (i) reflected as an asset in Closing Liquidation Net Working Capital, Closing Real Estate Net Working Capital, Closing Valuation Net Working Capital, or Indebtedness on the Final Closing Statement, or (ii) attributable to a carryback of any item of loss, deduction, credit or other Tax attribute arising in any taxable period ending after the Closing Date into a taxable period ending on or prior to the Closing Date, BR Financial shall be entitled to any refund actually received after the Closing Date by the Great American Entities with respect to Indemnified Taxes (for the avoidance of doubt, including refunds of withholding Taxes with respect to any direct or indirect distribution from GA Europe GmbH to BR Financial made prior to the Closing in accordance with Section 5.01(a)(xviii), which withholding Taxes constitute Indemnified Taxes). Promptly, but no later than thirty (30) Business Days after actual receipt of any such refund, the Company shall deliver and pay over, or cause to be delivered and paid over, to BR Financial, the amount of such refund (including any interest paid thereon and reduced by any costs or expenses (including Taxes) incurred by any Great American Entity or any of its Affiliates with respect to such refund or claim for refund). To the extent any such refund is subsequently disallowed or required to be returned to the applicable Governmental Entity, BR Financial shall pay promptly to the Company the amount of such disallowed refund, together with any interest, penalties or other additional amounts imposed by such Governmental Entity.

Section 5.10 RWI; Escrow Agreement. At or prior to the Closing, Buyers shall deliver to BR Financial evidence of the purchase by Buyers of the RWI Policy, and shall further provide to BR Financial, substantially concurrent with delivery to the requisite parties under the RWI Policy, (i) a true, correct and complete copy of such RWI Policy and (ii) copies of all notices which relate to any claim or potential claim under the RWI Policy. Buyers agree that the RWI Policy shall provide that (a) the insurer shall irrevocably waive and not pursue, directly or indirectly, any claims against BR Financial or any of its Affiliates (by way of subrogation, claim for contribution or otherwise), other than in the case of Fraud by any such party and then only to the extent of such Fraud, and (b) Sellers shall be express third-party beneficiaries of such provision. Buyers shall not (and shall cause its Subsidiaries and Affiliates not to) amend or modify in any respect, or otherwise novate, assign, waive or terminate, the provisions in clauses (a) and (b) of the immediately preceding sentence in a manner adverse to Sellers without the prior written consent of BR Financial. In no event shall the availability of or binding of the RWI Policy be a condition to Closing. Buyers, on one hand, and BR Financial, on the other hand, shall split equally the cost of the premiums, together with all Taxes and application fees, underwriting costs, brokerage fees, or similar fees or expenses in connection with the RWI Policy. Subject to Section 5.04(c), Sellers and the Great American Entities shall provide Buyers with such cooperation as is reasonably requested by Buyers and is reasonably necessary to be provided in obtaining and binding the RWI Policy, including additional diligence information to remove or limit any exclusions thereunder. On or prior to the Closing Date, BR Financial and the Company shall use reasonable best efforts to negotiate and enter into an Escrow Agreement with Wilmington Trust, N.A. (or one of its affiliates), or another escrow agent reasonably acceptable to each of Buyers and BR Financial, to act as escrow agent (the “Escrow Agent”), such Escrow Agreement to be on customary terms and conditions and on terms and conditions that are reasonably acceptable to each of Buyers and BR Financial. Buyers, on the one hand, and BR Financial, on the other hand, shall split equally the fees and expenses of the Escrow Agent incurred in connection with the Escrow Agreement.

Section 5.11 Insurance Coverage.

(a) As of the Closing Date, the coverage under all Insurance Policies (including all captive and self-insurance programs) shall continue in force for the benefit of BR Financial and its respective Affiliates only and shall cease with respect to any acts, events, facts, circumstances, matters, incidents or omissions involving the Great American Entities or the Businesses that occur on or after the Closing. Prior to the Closing, Buyer agrees that it shall be responsible for securing all insurance policies that it considers appropriate for the Businesses and the operation thereof by the Great American Entities following the Closing. Following the Execution Date and prior to the Closing, BR Financial shall reasonably cooperate with Buyers and the Company, at the Company’s request and expense, to facilitate the Company putting in place insurance policies in respect of the Great American Entities and the Businesses following the Closing. From and after the Closing, the Company shall not, and shall cause its Subsidiaries not to, seek through any means to benefit from and not to assert any right, claim or interest in, to or under, any Insurance Policies, except as permitted under Section 5.11(b).

(b) From and after the Execution Date, for any claims arising from acts, events, facts, circumstances, matters, incidents or omissions involving the Great American Entities or the Businesses that arose prior to the Closing (“Pre-Closing Occurrences,” and such claims, “Qualifying Claims”), the Company shall continue to have access to the benefits available under any of BR Financial’s or its respective Affiliates’ occurrence-based Insurance Policies (excluding any “captive” insurance policy or self-insurance) (the “Occurrence-Based Policies”) to the extent such insurance coverage exists and provides coverage; provided that the Company shall reimburse BR Financial for any fees, costs or expenses (including any retro-premium adjustments) incurred by BR Financial or any of its Affiliates solely and to the extent as a result of, and shall bear the amount of any deductibles or net retentions associated with, any claim, including Qualifying Claims, by or on behalf of any of the Great American Entities under such policies. Upon the Company’s written request and at the Company’s sole cost and expense, BR Financial shall, or shall cause its applicable Affiliates to, use reasonable best efforts to make and pursue any Qualifying Claim under the applicable Occurrence-Based Policy; provided that such Qualifying Claim is eligible to be submitted in accordance with the terms and conditions of the applicable Occurrence-Based Policy. To the extent that insurance proceeds in respect of any such Qualifying Claim are recovered by any Seller or its Subsidiaries, such Seller shall remit, or cause to be remitted, the amount of such proceeds to the Company promptly after such recovery.

(c) Buyers, the Company and BR Financial shall cooperate reasonably to maximize insurance recoveries under the Occurrence-Based Policies for the benefit of all Parties with respect to Pre-Closing Occurrences. In the event that a Qualifying Claim relates to the same occurrence for which BR Financial or one of its Affiliates is seeking coverage under Occurrence-Based Policies, where the limits under an applicable Occurrence-Based Policy are not sufficient to fund all covered claims of the Great American Entities and BR Financial or its Affiliates, amounts due under such Occurrence-Based Policy shall be allocated ratably and the Company shall be responsible for the retention or deductible amounts in proportion to the amounts recovered by it in respect of such Qualifying Claim.

Section 5.12 Commingled Contracts. Buyers acknowledge that Ultimate Parent and its Affiliates may be parties to certain Contracts (excluding all Benefit Plans) that relate to any of the Businesses, on the one hand, and the Other Businesses of Ultimate Parent and its Affiliates, on the other hand (such Contracts, the “Commingled Contracts”). Prior to the Closing and for a period of twelve (12) months after the Closing, BR Financial shall, and shall cause its respective Affiliates to, and following the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to (a) cause the applicable Commingled Contract to be apportioned (including, if necessary, by seeking the consent of such counterparty to enter into a new contract or amendment, splitting or assigning the rights and obligations under such Commingled Contract or establishing replacement contracts, contract rights, bids, purchase orders or other agreements) with respect to the Businesses between the applicable Great American Entity (or other Person designated by the Company), and with respect to the Other Businesses between Ultimate Parent or its Affiliates, and any third party which is a counterparty to a Commingled Contract, in each case as such terms are approved by Buyers (or, after Closing, the Company) in writing in advance, and (b) to the extent the actions contemplated by the foregoing clause (a) are not achieved, establish reasonable and lawful arrangements designed to provide the Company (or such Person as the Company nominates) the rights, benefits, obligations and burdens under such Commingled Contract to the extent related to the Businesses (and effectuate the intent of clause (a) to the fullest extent permitted by Law); provided, however, that BR Financial makes no representation or warranty that any third party will agree to enter into any such Contract, contract right, bid, purchase order or other agreement with the Company on the existing terms of the applicable Commingled Contract or at all; provided, further, that, to the extent compliance with this Section 5.12 would conflict with the obligations of the parties to the Transition Services Agreement (for instance, by causing a Commingled Contract to be separated in such a way that Services (as defined in the Transition Services Agreement) to be provided under the Transition Services Agreement can no longer be provided on the terms of the Transition Services Agreement), Buyers (or, after Closing, the Company) and BR Financial shall discuss and agree in good faith with respect to the appropriate treatment of the relevant Commingled Contract(s) in respect of such conflict. Notwithstanding anything contained in this Section 5.12 to the contrary, none of Buyers, Sellers or any of their respective Affiliates shall be required to expend money (excluding the cost of Ultimate Parent’s and its Affiliates’ and their respective employees’ and Representatives’ time and efforts), commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to fulfill its obligation under this Section 5.12.

Section 5.13 Intercompany Balances and Intercompany Agreements. Immediately prior to the Effective Time (or prior thereto, if so determined by BR Financial), all intercompany balances, receivables, payables and accounts between BR Financial and any of its Affiliates (other than the Great American Entities), on the one hand, and any Great American Entity, on the other hand, except for those listed in Section 5.13 of the Disclosure Letter, shall be settled or otherwise eliminated without any further Liability to the Great American Entities (including for Taxes or otherwise), in such a manner as BR Financial shall determine in its reasonable discretion (including, subject to Section 5.01(a)(xviii) and Section 5.01(e), if so determined by BR Financial, removing from any Great American Entity any or all Cash or funds from cash pools by means of dividends, distributions, contribution, the creation or repayment or refinancing of intercompany debt, increasing or decreasing of cash pool balances or otherwise). Intercompany balances and accounts solely among any of the Great American Entities shall not be affected by the above provisions of this Section 5.13. Notwithstanding the foregoing, Buyers’ prior written consent shall be required for any such actions that are either (i) not undertaken in accordance with and as contemplated by the Pre-Closing Reorganization or (ii) would reasonably be expected to be materially adverse to the Great American Entities or Buyers. Immediately prior to the Closing (or prior thereto, if so determined by BR Financial), except for the Ancillary Agreements to be entered into in connection with this Agreement, any documents executed in connection with the Pre-Closing Reorganization and any arrangements, understandings or Contracts set forth in Section 5.13 of the Disclosure Letter, all Intercompany Agreements shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations or Liabilities therefor or thereunder (including for Taxes or otherwise); provided, that, if requested by the Buyers by no later than one (1) year following the Closing Date, the Great American Entities, on the one hand, and BR Financial and any of its Affiliates (other than the Great American Entities), on the other hand, shall execute such agreements or documents if necessary or appropriate to effectuate such termination (and such agreements or documents shall be reasonably acceptable to each of BR Financial and its Affiliates (other than the Great American Entities), on the one hand, and Buyers, on the other hand).

Section 5.14 Use of Seller Names.

(a) Effective as of the Closing, BR Financial hereby grants, and shall cause its applicable Affiliates to grant, to the Company and its Affiliates (including the Great American Entities), a limited, temporary, non-exclusive, sublicensable (only in furtherance of the Businesses), royalty-free, fully paid-up, worldwide license to continue to use and display, solely for one hundred eighty (180) days following the Closing, any Seller Names used in the conduct of the Businesses during the twelve (12) months prior to Closing, solely in substantially the same manner as used and displayed to conduct the Businesses in the twelve (12) months prior to Closing and as otherwise reasonably necessary to transition off of such use. Except as otherwise permitted by BR Financial or its applicable Affiliates, the Company shall, and shall cause its Affiliates (including the Great American Entities) to, (i) as promptly as practicable, but in any event no later than one hundred eighty (180) days following the Closing, cease their public use and display of the Seller Identified Names, including on business cards, marketing and sales materials, signage, and other materials; provided that nothing herein shall prohibit the Company and its Affiliates’ (including the Great American Entities) use of the Seller Names (A) to make accurate historical references to the relationship with the Sellers or to the extent required by Law, or (B) in a manner that constitutes “fair use” or “nominative fair use” or in a manner that would not (even in the absence of a license or similar permission) otherwise constitute infringement of a Trademark under applicable Law, and (ii) as promptly as reasonably possible, but in any event, no later than thirty (30) days following the Closing, make all filings with any and all applicable offices, agencies and bodies, and use reasonable best efforts to take all other actions reasonably necessary to adopt new corporate names, registered names and registered fictitious names for the Great American Entities that do not use or incorporate any Seller Identified Names or any Trademark that is a translation or confusingly similar derivation of, or otherwise is confusingly similar to, any Seller Identified Name. Following receipt of confirmation from the appropriate registry that such name changes have been effected, the Company shall provide BR Financial with a copy of such confirmation if requested by BR Financial.

(b) Buyers, the Company and its Affiliates (including the Great American Entities) acknowledge that the Seller Identified Names are, as between the Parties and their respective Affiliates, the sole and exclusive property of BR Financial and its Affiliates. The Company acknowledges, for itself and its Affiliates, that nothing under this Agreement grants the Company or any of its Affiliates the right to register, or authorize others to register, any Seller Identified Names or any other Trademark confusingly similar thereto anywhere in the world, and neither the Company nor any of its Subsidiaries shall challenge BR Financial’s or its Affiliates’ rights to use, seek to register or register any of the Seller Identified Names anywhere in the world.

Section 5.15 Use of Company Names.

(a) Effective as of the Closing, the Company hereby grants, and shall cause its applicable controlled Affiliates (including the Great American Entities) to grant, to BR Financial and its Affiliates, a limited, temporary, non-exclusive, sublicensable (only in furtherance of Other Businesses (excluding the Businesses) in existence as of immediately after Closing), royalty-free, fully paid-up, worldwide license to continue to use and display, solely for one hundred eighty (180) days following the Closing, any Company Names used in the conduct of such Other Businesses (excluding the Businesses) during the twelve (12) months prior to Closing, solely in substantially the same manner as used and displayed to conduct such businesses in the twelve (12) months prior to Closing and as otherwise reasonably necessary to transition off of such use. Except as otherwise permitted by the Company or any of its applicable Affiliates, BR Financial shall, and shall cause its Affiliates to, (i) as promptly as practicable, but in any event no later than one hundred eighty (180) days following the Closing, cease their public use and display of the Company Names constituting Owned Intellectual Property (“Company Identified Names”), including on business cards, marketing and sales materials, signage, and other materials; provided that nothing herein shall prohibit BR Financial’s and its Affiliates’ use of the Company Names (A) to make accurate historical references to the relationship with the Great American Entities or to the extent required by Law, or (B) in a manner that constitutes “fair use” or “nominative fair use” or in a manner that would not (even in the absence of a license or similar permission) otherwise constitute infringement of a Trademark under applicable Law, and (ii) as promptly as reasonably possible, but in any event, no later than thirty (30) days following the Closing, make all filings with any and all applicable offices, agencies and bodies, and use reasonable best efforts to take all other actions reasonably necessary to adopt new corporate names, registered names and registered fictitious names for BR Financial and its Affiliates that do not use or incorporate any Company Identified Names or any Trademark that is a translation or confusingly similar derivation of, or is otherwise confusingly similar to, any Company Identified Name. Following receipt of confirmation from the appropriate registry that such name changes have been effected, BR Financial shall provide the Company with a copy of such confirmation if requested by the Company.

(b) Sellers and their Affiliates (other than the Great American Entities) acknowledge that the Company Identified Names will be, as of and immediately following the Closing, as between the Parties and their respective Affiliates, the sole and exclusive property of the Company and its Affiliates. Sellers acknowledge, for themselves and their Affiliates, that nothing under this Agreement grants Sellers or any of their Affiliates the right to register, or authorize others to register, any Company Identified Names or any other Trademark confusingly similar thereto anywhere in the world, and neither BR Financial nor any of its Subsidiaries shall challenge any of the Great American Entities’ right to use, seek to register or register any of the Company Identified Names anywhere in the world.

Section 5.16 Background Licenses.

(a) Effective as of the Closing, each of the Sellers hereby grants, and hereby causes and shall cause their applicable Affiliates to grant, to the Company a non-exclusive, perpetual, irrevocable, sublicensable (as set forth below in this Section 5.16(a)), royalty-free, fully paid-up, worldwide license under all Intellectual Property (excluding Trademarks and Software) owned or sublicensable (without payment or similar obligation to any third party) by any Seller or any of their Affiliates as of the Closing that was used or practiced in any of the Businesses within the twelve (12) months prior to Closing, solely to continue to conduct the Businesses and any natural evolutions or expansions thereof, including to make, have made, import, export, use, sell, offer for sale, provide, distribute, copy, modify, display, make derivative works of or otherwise exploit any goods or services provided by the Businesses within the twelve (12) months prior to Closing and natural evolutions or expansions thereof, including any new versions thereof. The Company may assign such license, in whole or in part in connection with any assignment, sale, merger, or other transfer of all or any part of the Businesses. The Company may grant sublicenses, within the scope of the license granted in this Section 5.16(a), to any of its Affiliates, and to any of its or their customers and service providers. After the Closing, as between the Parties, any improvements and modifications to, and derivative works of, any of such Intellectual Property created or developed by or on behalf of the Company (or its sublicensees) shall be solely owned by the Company.

(b) Effective as of the Closing, the Company hereby grants, and hereby causes and shall cause each applicable Great American Entity to grant, to BR Financial, a non-exclusive, perpetual, irrevocable, sublicensable (as set forth below in this Section 5.16(b)), royalty-free, fully paid-up, worldwide license under all Owned Intellectual Property (excluding Trademarks and Software) used or practiced in any of the Other Businesses within the twelve (12) months prior to Closing, solely to continue to conduct such Other Businesses and any natural evolutions or expansions thereof, including to make, have made, import, export, use, sell, offer for sale, provide, distribute, copy, modify, display, make derivative works of or otherwise exploit any goods or services provided by the Other Businesses within the twelve (12) months prior to Closing and natural evolutions or expansions thereof, including any new versions thereof. BR Financial may assign such license, in whole or in part in connection with any assignment, sale, merger, or other transfer of all or any part of the Other Businesses. BR Financial may grant sublicenses, within the scope of the license granted in this Section 5.16(b), to its Affiliates, and to any of its or their customers and service providers. After the Closing, as between the Parties, any improvements and modifications to, and derivative works of, any of such Intellectual Property created or developed by or on behalf of BR Financial (or its sublicensees) shall be solely owned by BR Financial.

Section 5.17 Ancillary Agreements. Prior to the Closing, Buyers and BR Financial shall negotiate in good faith any missing terms of the Transition Services Agreement, which shall be substantially in the form attached hereto as Exhibit B, the LLC Agreement, which shall be substantially in the form attached hereto as Exhibit G (subject to modification as contemplated by Section 5.17 of the Disclosure Letter), the Credit Agreement, which shall be substantially in the form attached hereto as Exhibit H, and each of the schedules, annexes or exhibits thereto. Buyers and BR Financial shall fully cooperate in causing any other Person that will be a party to the Transition Services Agreement, the LLC Agreement, the Credit Agreement or the Software License Agreement to execute and deliver the Transition Services Agreement, the LLC Agreement, the Credit Agreement and the Software License Agreement, respectively (it being understood that the Transition Services Agreement, the LLC Agreement, the Credit Agreement and the Software License Agreement shall be executed and delivered at the Closing in the form of the Transition Services Agreement, LLC Agreement, Credit Agreement and Software License Agreement attached hereto as an Exhibit with only such ministerial additions, deletions and modifications as necessary to complete any missing terms (such as the date of such agreement) contemplated by the form to be completed by the parties to the Transition Services Agreement, the LLC Agreement, the Credit Agreement or the Software License Agreement, to correct any scrivener’s error in the form of the Transition Services Agreement, the LLC Agreement, the Credit Agreement or the Software License Agreement or as otherwise agreed by BR Financial and Buyers in writing; provided, that the LLC Agreement shall be modified as contemplated by Section 5.17 of the Disclosure Letter).

Section 5.18 Further Assurances. The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transactions.

Section 5.19 Pre-Closing Reorganization.

(a) No later than two (2) Business Days prior to the Closing Date, on the terms and subject to the conditions set forth herein, each Seller shall, and shall cause their applicable Affiliates to, consummate those aspects of the Pre-Closing Reorganization applicable to such Seller or its Affiliates including making the Company Contribution. At or prior to the completion of the Pre-Closing Reorganization, BR Financial may, without Buyers’ prior written consent, make changes to the structure of the Pre-Closing Reorganization that it determines to be necessary, advisable or desirable; provided that BR Financial shall not make any changes to the Pre-Closing Reorganization that would reasonably be expected to have more than an immaterial adverse effect on Buyers or their Affiliates (including the Great American Entities following the Closing), including with respect to any cost, Tax or Liability or obligation to, or of, Buyers or the Great American Entities following the Closing, without the prior written consent of Buyers. Notwithstanding the foregoing, BR Financial may, without Buyers’ prior written consent, make changes to the Pre-Closing Reorganization that are required by any Governmental Entity; provided that BR Financial shall cooperate in good faith with Buyers and use reasonable best efforts to mitigate any negative impact of such changes on the Great American Entities and the Businesses. The Parties shall cooperate in good faith in connection with the implementation of any changes to the Pre-Closing Reorganization.

(b) From and following the Execution Date, BR Financial shall (i) keep Buyers reasonably informed with respect to the steps in the implementation and overall progress of the Pre-Closing Reorganization, (ii) furnish to Buyers, in a reasonably timely manner, any information and documents that Buyers reasonably request in connection with the effectuation of the Pre-Closing Reorganization for purposes of reviewing the effectuation of the Pre-Closing Reorganization, (iii) make its (and cause its Affiliates to make available their) applicable employees, Representatives and advisors available upon reasonable prior notice during regular business hours to discuss such information and documents as may be reasonably requested by Buyers; provided, that BR Financial shall not be required to cooperate with any access or inspection requests pursuant to this Section 5.19 that would unduly interfere with business operations of BR Financial and its Affiliates, and (iv) provide copies of all agreements, resolutions, formation documents and other documents and instruments prepared to effectuate the Pre-Closing Reorganization (the “Separation Documentation”) to Buyers prior to executing the same and consider in good-faith Buyers’ comments thereto; provided, that (y) BR Financial may restrict access to any of the foregoing as it may reasonably determine to comply with applicable laws and contractual obligations, or to protect trade secrets, information protected by attorney-client privilege or other competitively sensitive information and (z) Buyers’ prior written consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any Separation Documentation that would reasonably be expected to impose any Liability or substantive restrictions on any Great American Entity that will not be discharged or terminated prior to Closing.

Section 5.20 Misallocated Assets and Misdirected Payments.

(a) Following the Closing and prior to the two (2)-year anniversary of the Closing, the Company shall, or shall cause its Affiliates to, promptly pay or deliver to BR Financial any monies or checks received by any Great American Entity to the extent they are due to the Other Businesses, including by customers, suppliers or other contracting parties of Ultimate Parent or its Affiliates for goods or services provided by the Other Businesses.

(b) Following the Closing and prior to the two (2)-year anniversary of the Closing, BR Financial shall, or shall cause its Affiliates to, promptly pay or deliver to the Company any monies or checks received by Ultimate Parent or any of its Affiliates after the Closing Date to the extent they are due to the Businesses, including by customers, suppliers or other contracting parties of Great American Entities or their Affiliates or the Businesses for goods or services provided by the Businesses.

(c) If, following the Closing and prior to the two (2)-year anniversary of the Closing, either the Company, on the one hand, or Sellers, on the other hand, or any of their respective Affiliates becomes aware that any of the assets primarily used, or primarily held for use, by the Businesses have not been transferred, assigned or conveyed to a Great American Entity and such asset is held by Ultimate Parent or its Affiliates, or that any of the assets primarily used, or primarily held for use, by the Other Businesses have not been retained by or transferred, assigned or conveyed to BR Financial or its Affiliates and such asset is held by a Great American Entity, then the Company or BR Financial, as applicable, will promptly notify the other and they will cooperate in good faith to, as promptly as reasonably practicable, transfer the relevant asset to the appropriate Party (or its designee) upon such Party’s request and at no cost to such Party.

Section 5.21 Certain Indebtedness. On or prior to the Closing Date, BR Financial shall deliver to Buyers the Payoff Documentation and evidence of the payoff of Indebtedness under the Wells Fargo Agreement in accordance with such Payoff Documentation.

Section 5.22 Specified Agreements. BR Financial may cause the Great American Entities to enter into Contracts, and may effectuate the transactions, expressly contemplated by Section 5.22 of the Disclosure Letter on the terms and subject to the conditions set forth in Section 5.22 of the Disclosure Letter. From and after the Closing, the Company and BR Financial agree to use their respective reasonable best efforts to effectuate the transactions described on Section 5.22 of the Disclosure Letter in the manner described therein, with such changes as may be agreed between the Buyers and BR Financial in writing.

Article VI

Conditions

Section 6.01 Conditions to Each Party’s Obligation to Consummate the Transactions. The obligation of each Party to consummate the Transactions is subject to the satisfaction or waiver in writing by Buyers and BR Financial, at or prior to the Closing, of each of the following conditions:

(a) Regulatory Approvals. The Parties shall have received the Approvals listed in Section 3.04(a) of the Disclosure Letter and such approvals shall remain in full force and effect.

(b) Orders and Litigation. No court, arbitrator, mediator or other Governmental Entity of competent jurisdiction shall have enacted, enforced, entered, issued or promulgated any Order or Law (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

Section 6.02 Conditions to Obligation of Buyers. The obligation of Buyers to consummate the Transactions is also subject to the satisfaction or waiver in writing by Buyers at or prior to the Closing of the following conditions:

(a) Representations and Warranties of Sellers and the Company.

(i) The Seller Fundamental Representations that are qualified by materiality qualifiers, including “Material Adverse Effect,” shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The Seller Fundamental Representations that are not qualified by materiality qualifiers, including “Material Adverse Effect,” shall be true and correct in all respects (except for de minimis exceptions) as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(iii) The representation and warranty of the Company set forth in Section 3.06(b) shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of such date and time.

(iv) The other representations and warranties of Sellers and the Company set forth in Article II and Article III shall be true and correct (without giving effect to any materiality qualifiers, including “Material Adverse Effect” (other than materiality qualifiers describing the required contents of a section or subsection of the Disclosure Letter, which shall not be disregarded), contained therein) as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not have a Material Adverse Effect.

(b) Performance of Obligations of Sellers and the Company. Sellers and the Company shall have performed and complied in all material respects with all covenants, agreements and other obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c) Closing Certificate. Buyers shall have received at the Closing a certificate signed on behalf of Sellers and the Company by a duly authorized officer of BR Financial (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

(d) Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been consummated in compliance with Section 5.19.

(e) Nomura Consent. Buyers shall have received at or prior to the Closing copies of written consents executed by BR Financial, the Administrative Agent and the Required Lenders (as defined under the Nomura Credit Agreement), as applicable, to each of the Pre-Closing Reorganization and the other Transactions.

Section 6.03 Conditions to Obligations of Sellers and the Company. The obligation of Sellers and the Company to consummate the Transactions is also subject to the satisfaction or waiver in writing by BR Financial at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Buyers set forth in Section 4.01 (Organization, Good Standing and Qualification) and Section 4.02 (Authority; Approval) shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The other representations and warranties of Buyers contained in Article IV shall be true and correct (without giving effect to any materiality qualifiers, including “Material Adverse Effect,” contained therein) as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representation and warranty to be so true and correct would not have a Buyer Material Adverse Effect.

(b) Performance of Obligations of Buyers. Buyers shall have performed and complied in all material respects with each of the covenants, agreements and other obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c) Closing Certificate. Sellers shall have received at the Closing a certificate signed on behalf of Buyers by a duly authorized officer of Buyers (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

Section 6.04 Frustration of Closing Conditions. A Party may not rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such Party’s failure to perform any of its covenants, agreements or obligations under this Agreement was a principal cause of such failure.

Article VII

Termination

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Buyers and BR Financial;

(b) by either Buyers or BR Financial, by giving written notice of such termination to the other Party, if:

(i) the Closing shall not have occurred on or prior to 5:00 p.m. (New York time) on February 10, 2025 (the “Initial Outside Date”); provided that, if on the Initial Outside Date all of the conditions to the Closing, other than the conditions set forth in Section 6.01(a) or Section 6.01(b) (but for the purposes of Section 6.01(b), only to the extent related to any Antitrust Law), shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Initial Outside Date shall automatically be extended to the date that is sixty (60) days after the Initial Outside Date (the “Extended Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have been a principal cause of the failure of the Closing to have occurred on or prior to the Outside Date (it being understood that Sellers and the Company shall be deemed a single party for purposes of the foregoing proviso); or

(ii) any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any Party that has breached in any material respect its obligations under this Agreement, including Section 5.03 (Regulatory Filings/Approvals), in any manner that shall have been a principal cause of such Order becoming final and non-appealable (it being understood that Sellers and the Company shall be deemed a single party for purposes of the foregoing proviso);

(c) by BR Financial, by giving written notice of such termination to Buyers if Buyers shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, or any of its representations and warranties shall fail to be true after the Execution Date, which breach or failure to perform or be true (i) would give rise to the failure of a condition set forth in Section 6.03 and (ii) is not curable or, if curable, is not cured within the earlier of (A) thirty (30) days after written notice thereof is given by BR Financial to Buyers and (B) the Outside Date; provided that BR Financial shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if any Seller or the Company is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 6.01 or Section 6.02; or

(d) by Buyers, by giving written notice of such termination to BR Financial if any Seller or the Company shall have breached or failed to perform in any material respect any of their covenants or other agreements contained in this Agreement, or any of their representations and warranties shall fail to be true after the Execution Date, which breach or failure to perform or be true (i) would give rise to the failure of a condition set forth in Section 6.02 and (ii) is not curable or, if curable, is not cured within the earlier of (A) thirty (30) days after written notice thereof is given by Buyers to BR Financial and (B) the Outside Date; provided that Buyers shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if Buyers are then in material breach of any of their representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 6.01 or Section 6.03.

Section 7.02 Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VII, this Agreement shall become void and of no effect with no Liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, that (a) no such termination shall relieve any Party of any Liability or damages to the other Party resulting from any Willful Breach or for Fraud and (b) this Section 7.02 and Article IX shall survive the termination of this Agreement.

Article VIII

SURVIVAL; INDEMNIFICATION

Section 8.01 Survival.

(a) Each representation, warranty, covenant and other obligation contained in this Agreement shall survive the Closing, but only until the applicable survival date specified in this Section 8.01(a), whereupon it shall terminate; provided that if a claim with respect thereto shall be made prior to such survival date in compliance with this Article VIII, then such survival date shall be extended, and such provision shall survive solely for purposes of this Article VIII, but only with respect to such claim and only until the Final Determination and any payment required in respect thereof, whereupon such provision shall terminate.

(i) The Seller Fundamental Representations, the Buyer Fundamental Representations, the representations and warranties contained in Section 3.15 (Taxes) and BR Financial’s obligation to indemnify the Buyer Indemnified Parties for Indemnified Taxes shall survive the Closing until the sixtieth (60th) calendar day following the expiration of the statute of limitations otherwise applicable to claims for breach of the federal and state Laws governing the liabilities, actions and other matters referred to in such representations and warranties or such Indemnified Taxes, giving effect to any waivers, tolling or extensions thereof.

(ii) All other representations and warranties contained in this Agreement shall survive the Closing until the date that is the fifteen (15)-month anniversary of the Closing Date, other than the representations and warranties set forth in Section 3.22 (No Other Representations or Warranties) and Section 4.11 (No Other Representations or Warranties), which shall survive the Closing indefinitely.

(iii) The survival date applicable to the covenants and agreements contained in this Agreement shall be (A) with respect to covenants and agreements that require performance in full prior to the Closing, until the date that is the fifteen (15)-month anniversary of the Closing Date, and (B) with respect to covenants and agreements that by their terms are required to be performed, in whole or in part, at or after the Closing, the date on which such covenants and agreements have been fully performed or otherwise satisfied in accordance herewith.

(b) No Party shall have any liability to any Person with respect to any provision of this Agreement following the applicable survival date specified in Section 8.01(a), which supersedes any statute of limitations that would otherwise apply, and no Party shall thereafter assert any claim, cause of action, right or remedy, or any Action, with respect to such provision or the subject matter thereof; provided that, notwithstanding anything herein to the contrary, nothing in this Article VIII shall prejudice or limit any claims or Liabilities for Willful Breach or Fraud.

Section 8.02 Indemnification by Sellers.

(a) Following the Closing until the applicable survival dates provided in Section 8.01(a), each Seller shall, severally but not jointly, indemnify, defend and hold harmless Buyers and their Affiliates (including, after the Closing, the Great American Entities), and their respective successors and permitted assigns, in their capacity as such (collectively, the “Buyer Indemnified Parties”), from and against any and all Losses actually incurred or suffered as the result of or in connection with:

(i) the breach of any representation made by such Seller, as though such representation or warranty was made as of the Execution Date and as of the Closing, it being understood that for purposes of this Section 8.02(a)(i), any qualifications relating to materiality (such as the terms “material” and “Material Adverse Effect,” or relating to Knowledge contained in such representation) shall be disregarded for purposes of determining whether such representation was breached or the quantity of such Losses;

(ii) the breach by such Seller of any covenant, agreement or obligation of such Seller contained in this Agreement; or

(iii) solely in the case of BR Financial, Indemnified Taxes.

(b) Following the Closing until the applicable survival dates provided in Section 8.01(a), each Seller shall, severally and not jointly, indemnify, defend and hold harmless the Buyer Indemnified Parties (including, after the Closing, any of the Great American Entities) from and against any and all Losses actually incurred or suffered as the result of, or in connection with:

(i) the breach of any representation made by the Company (other than any representation contained in Section 3.15 (Taxes)), as though such representation or warranty was made as of the Execution Date and as of the Closing, it being understood that for the purposes of this Section 8.02(b)(i), any qualifications relating to materiality (such as the terms “material” and “Material Adverse Effect,” or relating to Knowledge contained in such representation) shall be disregarded for purposes of determining whether such representation was breached or the quantity of such Losses;

(ii) the breach by any Great American Entity of any covenant, agreement or obligation of a Great American Entity contained in this Agreement to the extent required to be performed at or prior to the Closing;

(iii) modifications to the Pre-Closing Reorganization which were made without Buyers’ prior written consent, and Liabilities incurred by any Great American Entity as a result of the Pre-Closing Reorganization in excess of $50,000 in the aggregate (at which point Sellers shall be liable for the entire amount of such Losses without regard to such $50,000 threshold) which are not extinguished in full at or prior to Closing;

(iv) any Liabilities of the Other Businesses for which, under applicable Law, any Great American Entity could be held liable;

(v) and any matter set forth in Section 8.02 of the Disclosure Letter (the “Special Indemnities”).

(c) Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to this Article VIII in respect of any Losses of the type described in Section 8.02(a)(i) or Section 8.02(b)(i):

(i) unless and until the aggregate amount of Losses of the Buyer Indemnified Parties exceeds $750,000 (the “Basket Amount”), in which event the Buyer Indemnified Parties shall be entitled to indemnification for all such Losses in excess of the Basket Amount;

(ii) with respect to any individual claim (or group of related claims), unless and until the aggregate amount of Losses of the Buyer Indemnified Parties pursuant to such claim(s) exceeds $25,000 (the “Mini-Basket Amount”), in which event the Buyer Indemnified Parties shall be entitled to indemnification for all such Losses including the Mini-Basket Amount; and

(iii) the maximum amount of Losses for which the Buyer Indemnified Parties shall be entitled to indemnification pursuant to this Article VIII from Sellers in respect of any Losses of the type described in Section 8.02(a)(i) and Section 8.02(b)(i) shall be $60,000,000 (the “General Cap”), and the maximum amount of Losses for which any individual Seller may be liable pursuant to Section 8.02(a)(i) and Section 8.02(b)(i) shall not exceed the percentage of the General Cap set forth next to such Seller’s name on Schedule I.A hereto;

provided, however, that claims for breach of the Seller Fundamental Representations (other than the representations and warranties contained in Section 2.07 (Solvency) and Section 3.20 (Sufficiency of Assets), which shall be subject to the foregoing limits in this Section 8.02(c)) and Fraud shall not be subject to the foregoing limits in this Section 8.02(c), but claims for breach of any Seller Fundamental Representations and for Fraud, shall be included in the determination of whether the limits in clauses (i) and (ii) have been reached; provided, further, that the aggregate liability of the Sellers to the Indemnified Parties pursuant to Section 8.02(a)(i) or Section 8.02(b)(i) shall not exceed the portion of the Closing Cash Consideration (plus any Post-Closing Adjustment Amount) actually received by the Sellers. Notwithstanding anything to the contrary in this Agreement, claims for Indemnified Taxes shall not be subject to the foregoing limits in this Section 8.02(c).

(d) With respect to any Losses for which a Buyer Indemnified Party is entitled to indemnification with respect to Section 8.02(a)(ii), such Losses shall be indemnified exclusively by the Seller that has breached or failed to perform any such covenant, agreement or obligation; provided that, for purposes of this Section 8.02(d), pre-Closing breaches or failures to perform by any Great American Entity shall be attributable to, and be deemed breaches or failures by, BR Financial.

(e) With respect to any Losses for which a Buyer Indemnified Party is entitled to indemnification with respect to Section 8.02(a)(i) or Section 8.02(b)(i) (other than with respect to Seller Fundamental Representations (other than the representations and warranties contained in Section 2.07 (Solvency) and Section 3.20 (Sufficiency of Assets)), and Fraud), the amounts of Losses payable by Sellers shall be determined as follows: first, by application of the Basket Amount, if applicable; second, from the RWI Policy and other insurance as contemplated by Section 8.04; and third, from Sellers (subject in all instances to the limitations in this Article VIII, including Section 8.02(c)).

(f) For the avoidance of doubt, the limitations on liability set forth in this Agreement shall still apply if the RWI Policy is revoked, cancelled or modified in any manner (including any decrease in retention or deductible) or if the insurer of the RWI Policy denies coverage for, or is unable to pay, any losses, expenses, costs or damages (it being understood that the Buyer Indemnified Parties are entitled to recover from Sellers in respect of such amounts as contemplated by Section 8.02(e)). Notwithstanding the foregoing, Buyers shall, and shall cause the Great American Entities to, use their respective reasonable best efforts to seek recovery under the RWI Policy for any Losses for which the Buyer Indemnified Parties may be entitled to recovery pursuant to this Article VIII before seeking recovery from Sellers.

Section 8.03 Indemnification by Buyers.

(a) Following the Closing until the applicable survival dates provided in Section 8.01(a), Buyers shall, severally but not jointly, indemnify, defend and hold harmless each Seller and its Affiliates and their respective successors and permitted assigns, in their capacity as such (collectively, the “Seller Indemnified Parties”), from and against any and all Losses actually incurred or suffered as the result of, or in connection with:

(i) the breach of any representation made by such Buyer; or

(ii) the breach by such Buyer of any covenant, agreement or obligation of such Buyer contained in this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, the Seller Indemnified Parties shall not be entitled to indemnification pursuant to this Article VIII in respect of any Losses of the type described in Section 8.03(a)(i):

(i) unless and until the aggregate amount of Losses of the Seller Indemnified Parties exceeds the Basket Amount, in which event the Seller Indemnified Parties shall be entitled to indemnification for all such Losses in excess of the Basket Amount;

(ii) with respect to any individual claim (or group of related claims), unless and until the aggregate amount of Losses of the Seller Indemnified Parties pursuant to such claim(s) exceeds the Mini-Basket Amount, in which event the Seller Indemnified Parties shall be entitled to indemnification for all such Losses, including the Mini-Basket Amount; and

(iii) the maximum amount of Losses that the Seller Indemnified Parties shall be entitled to indemnification from Buyers pursuant to this Article VIII in respect of any Losses of the type described in Section 8.03(a)(i) shall be the General Cap, and the maximum amount of Losses for which any individual Buyer may be liable pursuant to Section 8.03(b)(i) shall not exceed the percentage of the General Cap set forth next to such Buyer’s name on Schedule I.B hereto;

provided, however, that claims for breach of the Buyer Fundamental Representations and Fraud shall not be subject to the foregoing limits in this Section 8.03(b), but claims for breach of any Buyer Fundamental Representations or Fraud, shall be included in the determination of whether the limits in clauses (i) and (ii) have been reached.

Section 8.04 Indemnification by the Company. Following the Closing until the applicable survival dates provided in Section 8.01(a), the Company shall indemnify, defend and hold harmless each of the Seller Indemnified Parties, from and against any and all Losses actually incurred or suffered as the result of a breach by the Company of any post-Closing covenant or obligation of the Company contained in this Agreement to the extent required to be performed following the Closing.

Section 8.05 Limitations.

(a) The amount of any Losses that are subject to indemnification under this Article VIII shall be reduced by the amount of any insurance proceeds actually received by the Indemnified Party in respect of such Losses, net of the costs of collection and irrecoverable Taxes (“Third-Party Payments”). The Indemnified Party shall use reasonable best efforts to recover any such insurance or other proceeds from third parties to the same extent such Indemnified Party would recover such proceeds if such Losses were not subject to indemnification hereunder. If an Indemnified Party receives any Third-Party Payment with respect to any Losses for which it has previously been indemnified by an Indemnifying Party, the Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to the lesser of (i) such Third-Party Payment or (ii) the amount of such previously indemnified Losses.

(b) Notwithstanding anything to the contrary herein, but subject to Section 1.04(d), in no event shall any Indemnifying Party be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party for Losses under this Article VIII to the extent such Losses were specifically taken into account in the determination of the amounts reflected in the Final Contribution Adjustment Amount.

(c) No Indemnified Party will be entitled to recover damages in respect of any claim under this Agreement or otherwise obtain indemnification (including under the RWI Policy) more than once in respect of the same Losses suffered. In the event that any circumstance gives rise to more than one right of claim or constitutes a breach of more than one covenant or agreement hereunder, the relevant party shall be entitled to be indemnified or make recovery only once in respect of any such Losses incurred.

(d) Notwithstanding anything to the contrary contained in this Agreement, (i) no Indemnifying Party shall have any liability to an Indemnified Party in respect of, and Losses shall not include, any punitive, special or exemplary damages and (ii) no “multiple of profits” or “multiple of cash flow” or other similar valuation methodology or performance metric shall be used in calculating the amount of any Losses; provided, however, that such limitations on damages shall not apply to the extent sought by and awarded to a third party with respect to a Third-Party Claim for which an indemnification claim is brought.

(e) No Indemnifying Party shall be liable under this Article VIII in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability that has been incurred or is due and payable; provided that this Section 8.05(e) shall not limit the ability of any Indemnified Party to submit a Claim Notice.

(f) Each Indemnified Party shall use reasonable best efforts to minimize and mitigate any indemnifiable Loss (other than any Loss that is a Tax), and if the Indemnified Party fails to do so, the Indemnified Party shall not be entitled to be indemnified, defended or held harmless for any portion of such Loss that reasonably could have been avoided had the Indemnified Party so complied.

(g) The amount of any Losses that are subject to indemnification under this Article VIII shall be (i) reduced by the amount of any cash Tax benefit actually realized by the Indemnified Party as a result of the Loss to which such indemnity payment relates in the taxable year in which such Loss is incurred (net of any costs, expenses or Taxes incurred by the Indemnified Party in connection with obtaining such Tax benefit) and (ii) increased by any Taxes imposed on the Indemnified Party in connection with the receipt or accrual of the related payment or indemnity (in the case of each of clauses (i) and (ii), as determined on a with-and-without basis). Notwithstanding the foregoing, with respect to any indemnity payment in respect of a Loss of the Company or any Great American Entity disregarded as separate from the Company for U.S. federal income Tax purposes, this Section 8.05(g) shall not apply.

(h) In no event will any Seller be liable for a breach of any representation or warranty, covenant or agreement made by any other Seller; provided that, for purposes of this Section 8.05(h), pre-Closing breaches or failures to perform by any Great American Entity shall be attributable to, and be deemed breaches or failures by, BR Financial.

Section 8.06 Claim Procedures.

(a) All claims for indemnification pursuant to this Article VIII, shall be made in accordance with the procedures set forth in this Section 8.06. A Person entitled to assert a claim for indemnification (a “Claim”) pursuant to this Section 8.06 (an “Indemnified Party”) shall give the Indemnifying Party written notice of any such Claim (a “Claim Notice”), which notice shall include a description in reasonable detail, to the extent such information is available, of (i) the basis for, and nature of, such Claim, including the facts constituting the basis for such Claim, (ii) the estimated amount of the Losses that have been or may be sustained by the Indemnified Party in connection with such Claim to the extent known or a statement that the amount of Losses is not reasonably ascertainable and (iii) reasonable supporting documentation to the extent available. Any Claim Notice shall be given by the Indemnified Party to the Indemnifying Party, (A) in the case of a Claim in connection with any Action made or brought by any Person (other than a Buyer Indemnified Party or a Seller Indemnified Party in connection with this Agreement) against such Indemnified Party (a “Third-Party Claim”), reasonably promptly after the Indemnified Party becomes aware of such potential Action (but in no event more than ten (10) Business Days following the first (1st) date on which such Indemnified Party has knowledge of such potential Action), and (B) in the case of a Claim other than a Third-Party Claim (a “Direct Claim”), reasonably promptly after the Indemnified Party becomes aware of the facts constituting the basis for such Direct Claim (but in no event more than twenty (20) Business Days following the first date on which such Indemnified Party has knowledge of such facts); provided, however, that no failure to give such prompt written notice shall relieve the Indemnifying Party of any of its indemnification obligations hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure. The Indemnified Party shall cooperate with and provide to the Indemnifying Party such information under the Indemnified Party’s control as the Indemnifying Party may reasonably request for the purposes of determining the validity of the allegations made in the Claim Notice and shall keep the Indemnifying Party reasonably informed of factual and procedural developments (including additional information which may come under the Indemnified Party’s control) in connection therewith. For the purposes of this Agreement, “Indemnifying Party” means Buyers (in the case of a claim for indemnification by a Seller Indemnified Party) or Sellers (in the case of a claim for indemnification by a Buyer Indemnified Party).

(b) With respect to any Third-Party Claim, the Indemnifying Party shall have the right, by giving written notice to the Indemnified Party within thirty (30) days after delivery of the Claim Notice with respect to such Third-Party Claim, to assume control of the defense of such Third-Party Claim at the Indemnifying Party’s expense with counsel of its choosing, and the Indemnified Party shall cooperate in good faith in such defense; provided, however, that such Indemnifying Party shall not have the right to control the defense of any Third-Party Claim if (i) the Third-Party Claim relates to or arises in connection with any criminal or regulatory claim involving the Indemnified Party as a defendant, (ii) the matter that is the subject of such Third-Party Claim seeks the imposition of an injunction or equitable relief against the Indemnified Party, (iii) if the Indemnifying Party is a Seller, the Third-Party Claim has been brought by or on behalf of any customer or supplier of the Business or a Governmental Entity or (iv) an actual or likely conflict of interest makes representation of the Indemnifying Party and the Indemnified Party by the same counsel inappropriate. The Indemnified Party or Indemnifying Party, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of such Third-Party Claim with counsel selected by it; provided that the Indemnifying Party will pay the costs and expenses of separate counsel for the Indemnified Party if, based on the reasonable opinion of legal counsel to the Indemnified Party reasonably acceptable to the Indemnifying Party, a conflict or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party with respect to such Third-Party Claim (including that one or more legal defenses or counterclaims may be available to such Indemnified Party or to other Indemnified Parties that are inconsistent with or additional to those available to the Indemnifying Party); provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third-Party Claim.

(c) If the Indemnifying Party elects not to control the defense of such Third-Party Claim or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may control the defense of such Third-Party Claim with counsel of its choosing, and the Indemnifying Party shall be liable for the reasonable fees and expenses of such counsel to the Indemnified Party if the Indemnifying Party is required to indemnify the Indemnified Party for such Third-Party Claim pursuant to this Article VIII. Buyers, Sellers and the Company shall reasonably cooperate with each other in connection with the defense of any Third-Party Claim, including by retaining and providing to the Party controlling such defense records and information that are reasonably relevant to such Third-Party Claim and making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder; provided that neither Party shall be required to furnish any such information which would (in the reasonable judgment of such Party upon advice of counsel) be reasonably likely to waive any privileges, including the attorney-client privilege, held by such Party or any of its Subsidiaries or violate any applicable Law or Order (provided, further, however, that such Party shall use reasonable best efforts to obtain any required consents and take such other reasonable action to permit such access, including entering into a joint defense or similar agreement). The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other Party reasonably advised of the status of such Action and the defense thereof and shall consider in good faith any recommendations made by the other Party with respect thereto.

(d) Notwithstanding anything in this Agreement to the contrary, (i) an Indemnifying Party shall not agree to any settlement on behalf of the Indemnified Party of any Third-Party Claim that the Indemnifying Party controls without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement would (A) include a complete and unconditional release of each Indemnified Party from all Liabilities or obligations with respect thereto, (B) not impose any non-monetary Liability or obligation (including any equitable remedies) on the Indemnified Party and (C) not involve a finding or admission of any wrongdoing on the part of the Indemnified Party and (ii) an Indemnified Party shall not agree to any settlement of a Third-Party Claim for which the Indemnifying Party is providing indemnification hereunder without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(e) In the event of any conflicts between this Section 8.06 and Section 1.04, the provisions of Section 1.04 shall control. Notwithstanding anything to the contrary in this Agreement, this Section 8.06 (other than this Section 8.06(e)) shall not apply with respect to any Tax Claim, Tax Proceeding or other Tax matters, which shall be governed by Section 5.09.

Section 8.07 Indemnification Payments.

(a) The Indemnifying Party shall pay to the Indemnified Party the amount of any Loss for which it is liable hereunder, in immediately available funds, to an account specified by the Indemnified Party no later than five (5) Business Days following any Final Determination of the claims set forth in the related Claim Notice; provided, however, that, with respect to any such payment required to be made by any Seller to any Buyer Indemnified Party, such Buyer Indemnified Party shall have the option, exercisable in its sole discretion, to elect for such payment obligation to be satisfied by means of an Equity Reduction in the amount of such Loss in lieu of a cash payment. Such Buyer Indemnified Party shall provide written notice to Sellers within five (5) Business Days of its election of an Equity Reduction in lieu of a cash payment (“Equity Reduction Notice”).

(b) “Equity Reduction” means, with respect to any Losses for which a Seller is liable hereunder, (i) first, a reduction to the amount of the then-due Class B Preferred Unpaid Yield (but not to less than zero) of any Class B Preferred Units owned by such Seller or its Affiliates in an aggregate amount equal to the amount of such Losses, and (ii) to the extent the aggregate amount of Losses is not satisfied through the mechanism in clause (i), second

(A) a reduction to the amount of the then-outstanding Class B Preferred Unreturned Capital of the Class B Preferred Units owned by such Seller or its Affiliates equal to (1) (x) the amount of remaining Losses after accounting for clause (i) multiplied by (2) (y) the Seller Adjusted Liquidation Preference (z) divided by the Seller Adjusted Liquidation Preference plus the Common Fair Value and

(B) the surrender and forfeiture by such Seller or its Affiliates, and cancellation by the Company, of a number of Class A Common Units held by such Seller or its Affiliates (rounded to the nearest whole number) equal to (1) the amount of remaining Losses after accounting for clause (i) multiplied by (2) (x) the Common Fair Value (y) divided by the Seller Adjusted Liquidation Preference plus the Common Fair Value (3) divided by the Fair Value.

(c) “Seller Adjusted Liquidation Preference” means the aggregate amount of Class B Preferred Unreturned Capital of the Class B Preferred Units owned by such Seller as of the date of the Final Determination.

(d) “Common Fair Value” means the aggregate Fair Value of the Class A Common Units held by such Seller or its Affiliates. For purposes of Section 8.07, “Fair Value” means the “Fair Market Value” for a single Class A Common Unit as determined under the LLC Agreement as of the date of the Final Determination of the amount of Losses for which such Seller is liable hereunder; provided, that, notwithstanding any calculation to the contrary, the Fair Value of any Class A Common Unit shall never be less than $1 for purposes of the foregoing calculation. If BR Financial disagrees with the Fair Value ascribed to such Class A Common Units, it may object thereto in a notice delivered to the Company and Buyers no later than twenty (20) Business Days after receipt of such Equity Reduction Notice, which shall set forth BR Financial’s good-faith determination of Fair Value and reasonable detail regarding how its proposed Fair Value was determined (an “Equity Reduction Objection Notice”). If BR Financial fails to deliver an Equity Reduction Objection Notice within such twenty (20)-Business Day period, the Equity Reduction (and Fair Value reflected therein) shall be final and binding in all respects. If such Buyer Indemnified Party and BR Financial cannot agree on the Fair Value to be ascribed to the Class A Common Units held by Sellers or their its Affiliates within fifteen (15) Business Days after receipt of an Equity Reduction Objection Notice, then the Company may engage a nationally recognized banker or appraiser with expertise and experience in valuing businesses similar to the Company (an “Appraiser”), subject to BR Financial’s approval (not to be unreasonably withheld, conditioned or delayed), to determine the Fair Value of the Class A Common Units and the Appraiser’s determination shall control (absent manifest accounting or similar error). The Company, such Buyer Indemnified Party and Sellers shall, and shall cause their representatives to, submit such information or materials as may be reasonably requested by the Appraiser. The determination of the Appraiser in accordance with this Section 8.07(d) shall be in writing and set forth its determination of the Fair Value of the Class A Common Units, along with its analysis in reasonable detail and the basis and quantification. Except as provided below, such Buyer Indemnified Party, and the one hand, and Sellers, on the other hand, and in accordance with the percentage interests set forth on Schedule I.A hereto, shall each bear 50% of the costs, fees and expenses of the Appraiser; provided, that in the event the Appraiser’s determination of Fair Value is (i) greater than such Buyer Indemnified Party’s determination of Fair Value by 15% or more (but not less than such Seller’s determination of Fair Value by 15% or more), then such Buyer Indemnified Party shall bear 100% of such costs, fees and expenses of the Appraiser and (ii) less than BR Financial’s determination of Fair Value by 15% or more (but not greater than such Buyer Indemnified Party’s determination of Fair Value by 15% or more), then such Sellers shall bear 100% of such costs, fees and expenses.

(e) In the event that any Loss is incurred or suffered by an Indemnified Party in a currency other than U.S. Dollars, such foreign currency Loss shall be converted into U.S. Dollars based on the spot central bank rate in such other country for the conversion of such currency into U.S. Dollars in effect as of the date of Final Determination of the applicable claim.

(f) None of the Company, Buyers or Sellers will have any right to set off any unresolved claim for indemnification pursuant to this Article VIII against any payment due pursuant to any other provision of this Agreement or any other Contract between Sellers or their Affiliates, on the one hand, and Buyers or their Affiliates, on the other hand.

(g) Except to the extent otherwise required pursuant to a Final Tax Determination, Sellers, Buyers, the Company, and their respective Affiliates shall treat any indemnification payments made under this Agreement (i) between any Buyer, on the one hand, and any Seller, on the other hand, as an adjustment to the Base Cash Consideration and (ii) between any Seller, on the one hand, and the Company, on the other hand, as an adjustment to the assets contributed by the relevant Seller to the Company pursuant to the Company Contribution (it being understood that, for the avoidance of doubt, an Equity Reduction shall be treated as an adjustment to the assets contributed by the relevant Seller to the Company pursuant to the Company Contribution).

Section 8.08 Exclusive Remedy; Releases.

(a) All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. Other than in the case of Fraud or Willful Breach, the provisions of Section 1.04, this Article VIII and the RWI Policy shall be the sole and exclusive remedy of the Indemnified Parties for Losses to the extent arising out of or resulting from this Agreement; provided that nothing in this Agreement shall limit any Party’s right to obtain specific performance or other injunctive relief in accordance with Section 9.04(d) and Section 9.04(e) or as expressly provided in an Ancillary Agreement. Notwithstanding anything to the contrary contained herein, no limitations (including any survival limitations and other limitations set forth in this Article VIII), qualifications or procedures in this Agreement shall be deemed to limit or modify the ability of a Buyer Indemnified Party to make claims under or recover under the RWI Policy (it being understood that any matter for which there is coverage available under the RWI Policy shall be subject to the terms and limitations, if any, set forth in the RWI Policy) or an Indemnified Party to make claims pursuant to the Ancillary Agreements or claims for Fraud or Willful Breach. The provisions of this Article VIII constitute an integral part of the consideration given to the Sellers pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Base Cash Consideration payable in connection with the Transactions.

(b) In furtherance of the foregoing, effective as of the Closing:

(i) Buyers, on behalf of themselves and the other Buyer Indemnified Parties (including the Great American Entities), hereby unconditionally and irrevocably waive, release, remise and forever discharge any and all rights, claims and Losses of any type that they have had, now have or might now or hereafter have against Sellers to the extent based on facts, circumstances, occurrences or omissions existing, occurring or arising at or prior to the Closing and relating to or arising out of this Agreement, the Transactions contemplated hereby, the Great American Entities or the Businesses; provided, however, that the foregoing release in this clause (i) will not cover and therefore will not affect any rights of Buyers or any Buyer Indemnified Party under this Agreement or any Ancillary Agreement, or any claims against Sellers for Fraud or Willful Breach. Buyers shall not make, and shall not permit Buyer Indemnified Parties (including the Great American Entities) to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any Seller with respect to any Liabilities released pursuant to this Section 8.08(b)(i).

(ii) Sellers, on behalf of themselves and the other Seller Indemnified Parties, hereby unconditionally and irrevocably waive, release, remise and forever discharge any and all rights, claims and Losses of any type that they have had, now have or might now or hereafter have against Buyers and each of their Related Parties (including the Great American Entities) to the extent based on facts, circumstances, occurrences or omissions existing, occurring or arising at or prior to the Closing and relating to or arising out of this Agreement, the Transactions contemplated hereby, the Great American Entities or the Businesses; provided, however, that the foregoing release in this clause (ii) will not cover and therefore will not affect any rights of Sellers or any Seller Indemnified Party under this Agreement or any Ancillary Agreement, or any claims against Buyers or any of their Related Parties (including the Great American Entities) for Fraud or Willful Breach. Sellers shall not make, and shall not permit their Related Parties to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any Buyer or their Related Parties with respect to any Liabilities released pursuant to this Section 8.08(b)(ii).

Article IX

Miscellaneous and General

Section 9.01 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyers, BR Financial and the Company, or in the case of a waiver (and BR Financial shall have the right to grant a waiver on behalf of the other Sellers and, prior to the Closing, the Company), by the Party granting the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as provided in Article VIII.

Section 9.02 Expenses. Except as otherwise provided in this Agreement (including the reimbursement of Reimbursable Company Transaction Expenses and Reimbursable Buyer Transaction Expenses pursuant to Section 1.03(b)(iii) and Section 1.03(b)(iv), respectively) and any Ancillary Agreement, and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. The Parties understand and agree that delivery of a signed counterpart signature page to this Agreement, any Ancillary Agreement or any amendment or waiver to this Agreement or any Ancillary Agreement by electronic mail in portable document format form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall constitute valid and sufficient delivery thereof and shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party to this Agreement or to any such agreement or instrument shall raise the use of electronic means to deliver a signature to this Agreement or any amendment or waiver hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic means as a defense to the formation of a contract, and each Party hereto forever waives any such defense.

Section 9.04 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) This Agreement, and all Actions (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the Laws of the State of Delaware, including its statutes of limitations, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction (whether of the State of Delaware or any other jurisdiction) would be required thereby.

(b) Each Party agrees that it shall bring any Action in respect of any claim based upon, arising out of or relating to this Agreement or the Transactions (except as otherwise provided in any Ancillary Agreement) exclusively in the Court of Chancery of the State of Delaware and, if and only if such Court declines to exercise jurisdiction, the other courts of the State of Delaware or the federal courts of the United States of America located in the State of Delaware and the appellate courts therefrom (in such order of priority, the “Chosen Courts”) and solely in connection with claims arising out of or relating to this Agreement or the Transactions (except as otherwise provided in any Ancillary Agreement) (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.05 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.04.

(d) Irreparable damage would occur in the event that any covenant herein were not to be performed in accordance with its terms. Accordingly, subject to Section 9.04(e), each Party shall be entitled to seek one or more injunctions to prevent any breach of covenant and to enforce specifically this Agreement in the Chosen Courts, in addition to any other remedy to which such Party may be entitled at law or in equity. Each Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction (and the other Party hereby waives such requirement).

(e) Notwithstanding anything to the contrary set forth in Section 9.04(d), it is acknowledged and agreed that Sellers shall be entitled to seek, or receive a grant of, specific performance of Buyers’ obligations to exercise their rights to obtain the Equity Financing under the Equity Commitment Letter and to consummate the Closing pursuant to the terms of this Agreement, and to cause the Transactions to occur at the Closing to be consummated, if and only if, (i) all of the conditions in Section 6.01 (Conditions to Each Party’s Obligation to Consummate the Transactions) and Section 6.02 (Conditions to Obligation of Buyers) have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, which conditions shall be satisfied at the Closing); (ii) Buyers fail to consummate the Closing on the date the Closing is required to have occurred pursuant to Section 1.02; (iii) the Sellers shall have confirmed in writing to Buyers that all of the conditions set forth in Section 6.01 (Conditions to Each Party’s Obligation to Consummate the Transactions) and Section 6.02 (Conditions to Obligation of Buyers) have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) and that they irrevocably waive any unsatisfied condition in Section 6.03 (Conditions to Obligation of Sellers and the Company) and confirm that if specific performance is granted and the Equity Financing is funded, then the Sellers and the Company are ready, willing and able to consummate the Closing; and (iv) Buyers fail to consummate the Closing within five (5) Business Days of receipt of such confirmation.

Section 9.05 Notices. All notices and other communications to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made on the date of delivery to the recipient thereof if received prior to 5:00 p.m. in the place of delivery, and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier to the Person or entity for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email, as provided in this Section 9.05; provided that delivery of the email is confirmed orally or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses):

To Buyers or the Company (following the Closing):

333 South Grand Ave. 30th Floor

Los Angeles, CA 90071
Email: tcasarella@oaktreecapital.com; nbasso@oaktreecapital.com
Attn: Tom Casarella; Nick Basso

With a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: KLCain@wlrk.com
Attn: Karessa L. Cain

To BR Financial, Ultimate Parent or the Company (prior to the Closing):

B. Riley Financial Inc.
299 Park Avenue, 21st Floor
New York, NY 10171
Email: aforman@brileyfin.com
Attn: Alan Forman

With a copy to:

Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, CA 90067
Email: brownp@sullcrom.com
Attn: Patrick S. Brown

or to such other Person or addressees as may be designated in writing by the Party to receive such notice as provided above; provided, however, that copies shall be provided to outside counsel for convenience only, such copies shall not, in and of themselves, constitute notice and the failure to provide any such copy shall not alter the effectiveness of any notice or other communication otherwise duly made or given.

Section 9.06 Entire Agreement. This Agreement (including any exhibits or schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.

Section 9.07 No Third-Party Beneficiaries; Non-Recourse.

(a) Except as provided in Section 5.08 (Director and Officer Indemnification), this Section 9.07 and Section 9.10 (Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege), there shall be no third-party beneficiaries of this Agreement, the Ancillary Agreements or any exhibit, annex or schedule hereto or thereto, and none of them shall confer on any Person other than the parties hereto and thereto any claim, cause of action, right or remedy.

(b) Notwithstanding anything in this Agreement or any of the Ancillary Agreements to the contrary, Sellers and the Company agree, on behalf of themselves and their respective Related Parties, that no recourse shall be had against the Equity Investors except for specific performance of their obligation to fund their respective committed portions of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter and Section 9.04(e). Each of the Sellers and Company, on behalf of itself and its respective Affiliates and Related Parties, and each Buyer, on behalf of itself and its respective Affiliates and Related Parties, agree that all Actions brought by it and its Affiliates or Related Parties against another Party’s Related Parties (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement and the other Ancillary Agreements, or any of the transactions contemplated hereunder or thereunder (including the Equity Financing); (b) the negotiation, execution or performance of this Agreement and the other Ancillary Agreements (including any representation or warranty made in connection with, or as an inducement to, this Agreement and the other Ancillary Agreements); (c) any breach or violation of this Agreement and the other Ancillary Agreements; and (d) any failure of any of the transactions contemplated hereunder or thereunder (including the Equity Financing) to be consummated, in each case, may be made only against the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Ancillary Agreements, Persons expressly identified as parties to such Ancillary Agreements, and their respective successor and assigns, and in accordance with, and subject to the terms and conditions of, this Agreement or such Ancillary Agreements, as applicable.

Section 9.08 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority of competent jurisdiction to be invalid, void or unenforceable, or the application of such provision, covenant or restriction to any Person or any circumstance is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision, covenant or restriction to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 9.09 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Annex, Exhibit, Section or Schedule, such reference shall be to an Annex, Exhibit, Section or Schedule to this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The terms defined in the singular have a comparable meaning when used in the plural and vice versa. The rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Currency amounts referenced herein are in U.S. Dollars. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning given to it as set forth in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. References to “written” or “in writing” include documents in electronic form or transmitted by email. A reference to information “made available,” “provided” or “delivered” to Buyers shall mean that such information was contained in the “Lincoln” virtual data room administered by or on behalf of Sellers and the Company and hosted on Datasite at least twenty-four (24) hours prior to the Execution Date in connection with the Transactions. Except as the context otherwise requires, the Closing Contribution Adjustment Amount, the Final Contribution Adjustment Amount, the Post-Closing Adjustment Amount and the inputs used to calculate such amounts may be positive or negative.

(c) Except as otherwise specifically provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time, and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. Any reference to this Agreement means the Agreement as it may from time to time be amended, modified or supplemented, including by waiver or consent, in accordance with the terms hereof, and all attachments thereto and instruments incorporated therein.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(e) Whenever this Agreement refers to a Seller and its respective Affiliates or Representatives, the phrase shall be interpreted as a reference to a Seller and its respective Affiliates, Representatives or Subsidiaries, in the context of an entity Seller, and as a reference to a Seller and his respective Affiliates or Representatives, in the context of an individual Seller.

(f) Each representation, warranty, covenant and condition herein shall be given full, separate and independent effect. The provisions hereof are cumulative.

(g) The Parties drafted this Agreement jointly through the exchange of drafts hereof, so there shall be no presumption or burden of proof favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(h) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such item or matter, or other items or matters, is or is not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(i) Sellers and the Company have or may have set forth certain information in the Disclosure Letter. The fact that any item of information is disclosed in any section or subsection of the Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure.

Section 9.10 Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a) Conflicts of Interest. Buyers acknowledge that Sullivan & Cromwell LLP (“Prior Company Counsel”) has, on or prior to the Closing Date, represented BR Financial, the Great American Entities, other Affiliates of BR Financial, and their respective officers, employees and directors (each such Person, other than a Great American Entity, a “Designated Person”) in one or more matters relating to this Agreement (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement) (each, an “Existing Representation”), and that, in the event of any Post-Closing Matters (x) relating to this Agreement (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement) and (y) in which Buyers or any of their Affiliates (including the Great American Entities), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Accordingly, each of Buyers and the Great American Entities hereby (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by one or more Prior Company Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representation”) and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in such Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Buyers or any of their Affiliates (including the Great American Entities), and even though Prior Company Counsel may (A) have represented the Great American Entities in a matter substantially related to such dispute or (B) be currently representing the Great American Entities.

(b) Attorney-Client Privilege. Each Buyer and each Seller (on behalf of itself, the Company and their respective Affiliates) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or the applicable Great American Entity, on the other hand (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by any Prior Company Counsel, in each case to the extent occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Buyers, the Great American Entities and their respective Affiliates, it being the intention of the Parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privileges, shall be retained by the applicable Sellers, and shall not pass to or be claimed or used by Buyers or the Great American Entities, except as provided in the last sentence of this Section 9.10(b). Furthermore, each Buyer and the Great American Entities (on behalf of itself and its Affiliates) acknowledges and agrees that any advice given to or communication with any of the Designated Persons to the extent related to an Existing Representation or a Post-Closing Representation shall not be subject to any joint privilege (whether or not either of the Great American Entities also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between Buyers or a Great American Entity, on the one hand, and a third party other than a Designated Person, on the other hand, Buyers shall (and shall cause the applicable Great American Entity to) assert to the extent available, the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of Privileged Materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of BR Financial, which consent shall not be unreasonably conditioned, withheld or delayed.

(c) Privileged Materials. All such Pre-Closing Privileges, and all communications and other documents of the Great American Entities or the Businesses solely to the extent containing any advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”) shall remain the property of Sellers and, from and after Closing, none of Buyers or the Great American Entities shall have access to such Privileged Materials without BR Financial’s consent.

(d) Miscellaneous. Buyers hereby acknowledge that they have had the opportunity (including on behalf of their Affiliates and the Great American Entities) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions in this Section 9.10, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 9.10 shall be irrevocable, and no term of this Section 9.10 may be amended, waived or modified without the prior written consent of BR Financial (on behalf of itself and B. Riley Advisory) and Prior Company Counsel affected thereby.

Section 9.11 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party; provided that Sellers may assign their rights to receive any portion of the Closing Cash Consideration or Post-Closing Adjustment Amount to any of their Affiliates without the consent of Buyers; provided, further, that Buyers may assign their rights or delegate their obligations to any Affiliate of Oaktree (including any funds or investment vehicles managed by Affiliates of Oaktree) following the Closing. Any purported assignment in violation of this Agreement is void.

Section 9.12 Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement to take or perform an action, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 9.13 Sellers’ Representative.

(a) By executing this Agreement, each other Seller shall have irrevocably authorized and appointed BR Financial as its representative and attorney-in-fact to act on behalf of such Seller with respect to this Agreement and to take any and all actions and make any decisions required or permitted to be taken by BR Financial or any Seller pursuant to this Agreement, including the exercise of the power to: (i) give and receive notices and communications and receive and accept service of legal process in connection with any claim arising under this Agreement; (ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters described in Section 1.04; (iii) agree to, litigate, arbitrate, negotiate, resolve, enter into settlements and compromises of, and comply with orders of courts with respect to any claim made by Buyers or the Company arising out of this Agreement or the Transactions (subject to the limitations set forth herein); (iv) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and the Transactions (including Ancillary Agreements); (v) make all elections or decisions contemplated by this Agreement; (vi) engage, employ or appoint any agents or Representatives to assist BR Financial in complying with its duties and obligations as a representative of the other Sellers; (vii) defend, pursue and settle any indemnification or breach claims; and (viii) take all actions necessary or appropriate in the good-faith judgment of BR Financial for the accomplishment of the foregoing.

(b) Buyers and the Company shall be entitled to deal exclusively with BR Financial on all matters relating to this Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by BR Financial, and on any other action taken or purported to be taken on behalf of any Seller by BR Financial, as being fully binding upon such Person. Notices or communications to or from BR Financial shall constitute notices to or from each Seller. Any decision or action by BR Financial shall constitute a decision or action of all Sellers and shall be final, binding and conclusive upon each such Person. No Seller shall have the right to object to, dissent from, protest or otherwise contest the same. Subject to Section 9.13(c), the provisions of this Section 9.13(b), including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or more Seller, or by operation of Law.

(c) BR Financial shall not be liable to the other Sellers for actions taken pursuant to this Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved Fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by any Seller or the Companies shall be conclusive evidence of good faith).

Section 9.14 Ultimate Parent Guarantee.

(a) As a material inducement to Buyers to enter into this Agreement, and notwithstanding anything to the contrary herein, Ultimate Parent hereby unconditionally and irrevocably guarantees to Buyers the full and timely performance of all of the obligations of BR Financial, as primary obligor and not merely as a surety, under this Agreement and shall be jointly and severally liable with BR Financial for any breach of any representation, warranty, covenant or agreement of BR Financial under this Agreement (as it may be from time to time amended, modified or supplemented), including the consummation of the Closing and any indemnification obligations and the payment in full of all amounts to be paid by or on behalf of BR Financial hereunder in each case subject to the limitations and conditions contained herein (the “Guaranteed Obligations”). The guarantee contained in this Section 9.14 (the “Ultimate Parent Guarantee”) is a continuing one and shall remain in full force and effect until all of the Guaranteed Obligations shall have been paid and performed in full, and will be binding upon Ultimate Parent, its successors and permitted assigns.

(b) Ultimate Parent hereby agrees to comply, and cause its Subsidiaries to comply, with the covenants set forth in Section 5.01 (Interim Operations of the Business), Section 5.06 (Publicity), Section 5.07 (Employee Matters Covenant), Section 5.09(a) and 5.09(e) (Tax Matters), Section 5.15(b) (Use of Company Names) and Section 5.22 (Specified Agreements) of this Agreement as if it was BR Financial under such provisions.

(c) Ultimate Parent further acknowledges and agrees that no amendment, modification, release or extinguishment of BR Financial’s obligations or liabilities, whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity of this guarantee, and no Buyer shall be obligated to file any claim relating to the Guaranteed Obligations in the event that BR Financial becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of any Buyer to so file shall not affect Ultimate Parent’s Liability under this Ultimate Parent Guarantee. If for any reason BR Financial shall fail or be unable to duly and punctually pay, observe, perform or discharge, or cause to be duly and punctually paid, observed, performed or discharged, any of the Guaranteed Obligations as and when required pursuant to this Agreement, Ultimate Parent shall duly and punctually pay or perform, or cause to be duly and punctually paid or performed, such Guaranteed Obligations. Ultimate Parent further agrees that the Ultimate Parent Guarantee constitutes a guarantee of payment, observance, performance and discharge when due and not of collection.

(d) Ultimate Parent hereby waives promptness, diligence, notice of the acceptance of this Ultimate Parent Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, failure to secure or perfect any security disinterest, dishonor and protest, notice of the incurrence of any of the Guaranteed Obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of BR Financial, and all suretyship defenses generally; provided that Ultimate Parent does not waive any defenses to the payment of the Guaranteed Obligations that are available to BR Financial under the express terms of this Agreement (excluding, for the sake of clarity, any defenses arising from or relating to the matters specified in this Section 9.14(d)). Subject to the foregoing, the Liability of Ultimate Parent under this Agreement will, to the fullest extent permitted under Law, be absolute and unconditional irrespective of, and Ultimate Parent hereby acknowledges and agrees that the obligations of Ultimate Parent hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) any failure or delay of any Buyer to assert any claim or demand or to enforce any right or remedy against BR Financial, Ultimate Parent or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by this Agreement (each, an “Interested Person”), or to pursue any other remedy in such Buyer’s power whatsoever; (ii) any amendment, modification or waiver of, or any consent to any departure from the terms of, this Agreement or any other agreement evidencing, securing or otherwise entered into in connection herewith, or any change in the time, manner, place or terms of payment or performance, or any renewal or alteration of, any Guaranteed Obligation, or any Liability incurred directly or indirectly in respect thereof; (iii) the addition, substitution or release of BR Financial or any other Interested Person to or from this Agreement or any other agreement evidencing, securing or otherwise entered into in connection therewith; (iv) any insolvency, bankruptcy, reorganization or other similar proceeding (or any consequences or effects thereof) affecting BR Financial, Ultimate Parent or any other Interested Person or any of their respective assets; (v) the existence of any claim, set-off or other right which Ultimate Parent may have at any time against BR Financial any other Interested Person or any Buyer; or (vi) any other act or omission that may or might in any manner or to any extent vary the risk of Ultimate Parent or otherwise operate as a discharge of Ultimate Parent as a matter of law or equity (other than indefeasible payment, observance, performance and discharge of the Guaranteed Obligations).

(e) Ultimate Parent represents and warrants to each Buyer that: (i) it has all requisite organizational power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement (solely for purposes of this Section 9.14), (ii) this Agreement has been duly executed and delivered by the Ultimate Parent and, when executed and delivered by Buyers and the other parties hereto, will constitute a valid and binding agreement of the Ultimate Parent enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception (solely for purposes of this Section 9.14) and (iii) the execution, delivery and performance by Ultimate Parent of this Agreement will not (A) violate the Organizational Documents of Ultimate Parent, (B) violate any Law applicable to Ultimate Parent, or (C) constitute a default by Ultimate Parent under any Contract to which it is a party, except for such violations, defaults or impositions that would not materially adversely affect, prevent or delay the ability of Ultimate Parent to perform the Guaranteed Obligations.

(f) Sections 9.01 through 9.09 and Section 9.11, and the definition of any defined terms used therein or herein, shall apply with respect to Ultimate Parent and this Ultimate Parent Guarantee mutatis mutandis (it being understood that Ultimate Parent’s consent is not needed for any amendments to or waivers in respect of any provision of this Agreement other than this Section 9.14).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BR FINANCIAL HOLDINGS, LLC

By:	/s/ Bryant Riley
	Name:	Bryant Riley
	Title:	Authorized Person

GREAT AMERICAN HOLDINGS, LLC

By:	/s/ Daniel Shribman
	Name:	Daniel Shribman
	Title:	President

/s/ John Bankert
JOHN BANKERT

/s/ Ken Bloore
KEN BLOORE

/s/ Michael Marchlik
MICHAEL MARCHLIK

[Signature Page to Equity Purchase Agreement]

OCM SSF III GREAT AMERICAN PT, L.P.

By:	Oaktree Fund AIF Series (Cayman), L.P. – Series S
Its:	General Partner

By:	Oaktree AIF (Cayman) GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Thomas Casarella
Name:	Thomas Casarella
Title:	Managing Director

By:	/s/ Ryan Irwin
Name:	Ryan Irwin
Title:	Vice President

By:	Oaktree Fund AIF Series, L.P. – Series N
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Thomas Casarella
Name:	Thomas Casarella
Title:	Authorized Signatory

By:	/s/ Ryan Irwin
Name:	Ryan Irwin
Title:	Authorized Signatory

[Signature Page to Equity Purchase Agreement]

OPPS XII GREAT AMERICAN HOLDINGS, LLC

By:	Oaktree Fund GP IIA, LLC
Its:	Manager

By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Nicholas Basso
Name:	Nicholas Basso
Title:	Authorized Signatory

By:	/s/ Reed Westerman
Name:	Reed Westerman
Title:	Authorized Signatory

[Signature Page to Equity Purchase Agreement]

VOF GREAT AMERICAN HOLDINGS, L.P.

By:	Oaktree Fund AIF Series, L.P. – Series U
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Steven Tesoriere
Name:	Steven Tesoriere
Title:	Authorized Signatory

By:	/s/ Pavel Kaganas
Name:	Pavel Kaganas
Title:	Authorized Signatory

By:	Oaktree Fund AIF Series, L.P. – Series F
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Steven Tesoriere
Name:	Steven Tesoriere
Title:	Authorized Signatory

By:	/s/ Pavel Kaganas
Name:	Pavel Kaganas
Title:	Authorized Signatory

[Signature Page to Equity Purchase Agreement]

B. Riley Financial Inc. (solely for the purposes of Section 9.14)

By:	/s/ Bryant Riley
	Name:	Bryant Riley
	Title:	Chairman and Co-Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

SCHEDULE I

SECURITIES

(A)

Seller	Agreed Percentage
BR Financial	93.182475%
Bankert	3.134327%
Bloore	1.841599%
Marchlik	1.841599%

(B)

Member	Agreed Percentage of Class A Preferred Interests	Agreed Percentage of Class B Preferred Interests	Agreed Percentage of Class A Common Units
Buyer 1	50%	0%	26.296%
Buyer 2	41.872%	0%	22.021%
Buyer 3	8.128%	0%	4.275%
BR Financial	0%	93.182475%	44.177%
Bankert	0%	3.134327%	1.486%
Bloore	0%	1.841599%	0.873%
Marchlik	0%	1.841599%	0.873%

Schedule I

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Exhibit A.

“A&V Minority Investors” means Bankert, Bloore and Marchlik.

“Accountant” has the meaning set forth in Section 1.04(b)(iv).

“Accounting Principles” means the policies, practices and procedures set forth on Exhibit E attached hereto.

“Action” means any civil, criminal, judicial or administrative action, suit, demand, claim, complaint, litigation, investigation, review, inquiry, examination, audit, formal proceeding, arbitration or mediation, hearing or other similar dispute.

“Adjusted Initial Holding Amount” has the meaning set forth in Section 8.07(b).

“Administrative Agent” has the meaning set forth in the definition “Nomura Credit Agreement”.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise; provided that Brookfield Corporation and Brookfield Asset Management, Inc. (collectively, “Brookfield”), any funds managed directly or indirectly by Brookfield or its Affiliates (other than Oaktree Capital Management, L.P.) and any portfolio company thereof shall not be considered Affiliates of Oaktree. For the avoidance of doubt, (a) prior to the Closing, the Great American Entities shall not be “Affiliates” of Buyers and (b) as of and following the Closing, (i) the Great American Entities shall not be “Affiliates” of Sellers for purposes of this Agreement or any Ancillary Agreement and (ii) the Great American Entities shall be “Affiliates” of Buyers for purposes of this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreement” means, collectively, the Transition Services Agreement, the LLC Agreement, the Equity Commitment Letter, the Escrow Agreement, the Credit Agreement, the Software License Agreement and all other documents and certificates required to be executed pursuant to this Agreement and/or to effectuate the Transactions (including the Pre-Closing Reorganization).

“Anticorruption Laws” means Laws related to corruption or bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, the Corruption of Foreign Public Officials Act, the anti-corruption and anti-bribery legislation of the European Union, as adopted and made applicable by its member states, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any Law that prohibits or otherwise regulates bribery, corruption, fraud, or other improper payments.

“Antitrust Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of foreign investment, a monopolization or restraint of trade or a lessening of competition.

“Appraiser” has the meaning set forth in Section 8.07(b).

“Approvals” has the meaning set forth in Section 3.04(a).

“Asset Allocation” has the meaning set forth in Section 5.09(h)(i).

“B. Riley A&I” has the meaning set forth in the Recitals.

“B. Riley A&V” has the meaning set forth in the Recitals.

“B. Riley Advisory” has the meaning set forth in the Recitals.

“B. Riley Real Estate” has the meaning set forth the Recitals.

“B. Riley Retail” has the meaning set forth in the Recitals.

“Bankert” has the meaning set forth in the Preamble.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.03.

“Base Cash Consideration” means the Closing Cash Consideration plus the Reimbursable Company Transaction Expenses plus the Escrow Amount plus the Closing Contribution Adjustment Amount.

“Basket Amount” has the meaning set forth in Section 8.02(c)(i).

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by any Seller or its Subsidiaries (including the Great American Entities) for the benefit of Business Employees. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, non-compete and/or non-solicit, consulting, retirement, severance, termination or change-in-control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Bloore” has the meaning set forth in the Preamble.

“BR A&V Interests” has the meaning set forth in the Recitals.

“BR Financial” has the meaning set forth in the Preamble.

“Brookfield” has the meaning set forth in the definition of “Affiliate.”

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the city of New York, New York or Los Angeles, California.

“Business Employee” means each individual identified as a Business Employee as set forth in Section A.1 of the Disclosure Letter, as the same may be updated from time to time to reflect actions permitted under the terms of this Agreement.

“Business Software” means the Software that is (i) owned by the Great American Entities (including any Software transferred to the Great American Entities as part of the Transactions) or (ii) subject to the Software License Agreement.

“Businesses” means the businesses of (i) Great American M&E, Great American IP and B. Riley A&V in providing appraisal and valuation services in support of mergers and acquisitions, lending and other transaction financing activities (the “Valuation Business”), (ii) B. Riley Retail and its Subsidiaries (other than the Excluded Subsidiaries) in providing retail, wholesale and industrial solutions and liquidation services (the “Liquidation Business”) and (iii) B. Riley Real Estate in providing advisory and brokerage services in support of asset sales, bankruptcy restructuring and lease portfolio management, mergers and acquisitions and real estate acquisitions and equity investment (the “Real Estate Business”), in each case as such businesses are being conducted as of the Closing Date; provided that, in either case, “Businesses” shall not include the provision of any such services by Ultimate Parent or any Subsidiaries of Ultimate Parent (other than the Great American Entities) that are incidental to or as part of a restructuring, forensic accounting and litigation support, turnaround management, recapitalization, bankruptcy, assignment for the benefit of creditors, financial advisory or any similar engagement and, for the avoidance of doubt, shall not include any investment banking businesses or any general appraisal or valuation services that are incidental to, and in connection with, a broader engagement conducted by Ultimate Parent or any Subsidiaries of Ultimate Parent (other than the Great American Entities), in each case as such businesses or services are being conducted as of the Closing Date; provided, further, that to the extent Ultimate Parent or any Subsidiaries of Ultimate Parent (other than the Great American Entities) engage in activities in the preceding proviso prior to the Closing Date, such activities shall be excluded from the definition of “Businesses” only to the extent consistent with their past practice in all material respects.

“Buyer” or “Buyers” has the meaning set forth in the Preamble.

“Buyer 1” has the meaning set forth in the Preamble.

“Buyer 2” has the meaning set forth in the Preamble.

“Buyer 3” has the meaning set forth in the Preamble.

“Buyer Allocation Comments” has the meaning set forth in Section 5.09(h)(i).

“Buyer Fundamental Representations” means Section 4.01 (Organization, Good Standing and Qualification) and Section 4.02 (Authority; Approval).

“Buyer Indemnified Parties” has the meaning set forth in Section 8.02(a).

“Buyer Material Adverse Effect” means any Change that, individually or taken in the aggregate together with any other Changes, would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions or the ability of the Buyers to perform their obligations under this Agreement or the Ancillary Agreements.

“Buyer Securities” has the meaning set forth in the Recitals.

“Cash” means, as of any specified time, all cash and cash equivalents, currency on hand, cash balances in deposits with banks or financial institutions, investment accounts, checks, money orders, marketable securities, short-term instruments and other cash equivalents, in each case, of the Great American Entities determined in accordance with the Accounting Principles; provided that Cash shall (without duplication) (a) be increased by checks, drafts, wires and other similar instruments in transit that have been received by, but not deposited into the bank accounts of, the Businesses, (b) be reduced by the aggregate amount of all checks, drafts, wires, transfers and other similar instruments issued and outstanding but uncleared as of such time (to the extent the respective amounts of such checks, drafts and other similar instruments are not included in the calculation of Net Working Capital) and (c) be reduced by amounts that are not freely usable, distributable, dividendable or transferable (including as a result of any non-de minimis fee, cost, expense or Taxes that would be incurred as a result of such use, distribution, dividend or transfer) by Law, Contract or otherwise.

“Change” means any event, fact, condition, circumstance, change, occurrence, development or effect.

“Chosen Courts” has the meaning set forth in Section 9.04(b).

“Claim” has the meaning set forth in Section 8.06(a).

“Claim Notice” has the meaning set forth in Section 8.06(a).

“Class A Common Units” has the meaning set forth in the Recitals.

“Class A Preferred Units” has the meaning set forth in the Recitals.

“Class B Preferred Units” has the meaning set forth in the Recitals.

“Class B Preferred Unpaid Yield” shall have the meaning ascribed thereto in the LLC Agreement.

“Class B Preferred Unreturned Capital” shall have the meaning ascribed thereto in the LLC Agreement.

“Closing” has the meaning set forth in Section 1.02.

“Closing Cash” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Cash Consideration” means an amount equal to:

(a) $203,000,000; minus

(b) the Reimbursable Buyer Transaction Expenses; minus

(c) the Reimbursable Company Transaction Expenses; minus

(d) the Escrow Amount; minus

(e) if the Closing Contribution Adjustment Amount is a negative number, the absolute value of the Closing Contribution Adjustment Amount; provided, however, that if the effect of this clause (e) would result in the Closing Cash Consideration being a negative number then (x) the Closing Cash Consideration shall be zero (0) and (y) the absolute value of the remaining amount of the Closing Contribution Adjustment Amount that, if it were applied would cause the Closing Cash Consideration to be less than zero (0), shall be “Sellers’ Closing Payment Amount”.

“Closing Company Transaction Expenses” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Contribution Adjustment Amount” means an amount equal to:

(a) the Estimated Liquidation Net Working Capital, minus the Target Liquidation Net Working Capital; plus

(b) the Estimated Valuation Net Working Capital, minus the Target Valuation Net Working Capital; plus

(c) the Estimated Real Estate Net Working Capital, minus the Target Real Estate Net Working Capital; minus

(d) the Estimated Indebtedness; minus

(e) the Estimated Company Transaction Expenses, but excluding the Reimbursable Company Transaction Expenses.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing Indebtedness” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Liquidation Net Working Capital” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Real Estate Net Working Capital” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Valuation Net Working Capital” has the meaning set forth in the definition of “Post-Closing Statement.”

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Tax Return” has the meaning set forth in Section 5.09(a)(i).

“Commingled Contracts” has the meaning set forth in Section 5.12.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 5.07(d).

“Company Contribution” has the meaning set forth in the Recitals.

“Company Identified Names” has the meaning set forth in Section 5.15(a).

“Company Names” means all Trademarks included in the Owned Intellectual Property, together with any confusingly similar derivation, variation, translation or adaptation thereof, and any Trademark confusingly similar thereto or embodying any of the foregoing, whether alone or in combination with any other words, names or Trademarks, and whether registered or unregistered, including any Trademarks or derivatives of “Great American” or “Great American Group.”

“Company Transaction Expenses” means all fees, costs and expenses unpaid as of immediately prior to the Closing and incurred by (whether or not yet invoiced), or charged to or payable by or required to be reimbursed by, (i) Sellers or (ii) any Great American Entities (including, if applicable, fees, costs and expenses of any Seller which a Great American Entity has agreed to pay or is otherwise liable for) in connection with this Agreement and the Transactions, including legal fees and related expenses, investment banking fees and related expenses, accounting fees and related expenses and fees and related expenses of other similar service providers, if any.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 17, 2024, by and among B. Riley Advisory, B. Riley Retail and Oaktree Capital Management, L.P. on behalf of certain affiliated funds and accounts.

“Consent” means any approval, authorization, consent, ratification, permission, exemption or waiver.

“Contract” means any agreement, undertaking, lease, license, contract, note, mortgage, indenture, understanding, instrument, arrangement or other similar obligation, in each case, that is legally binding.

“Contribution Date” has the meaning set forth in the Recitals.

“controlled by” has the meaning set forth in the definition of “Affiliate.”

“controls” has the meaning set forth in the definition of “Affiliate.”

“Credit Agreement” means that certain $25 million revolving credit facility between the Company, as borrower, and Ultimate Parent (or any one of its Affiliates to be approved by Buyers in writing prior to Closing (such approval not to be unreasonably withheld or delayed)), as lender, substantially in the form attached hereto as Exhibit H.

“Designated Person” has the meaning set forth in Section 9.10(a).

“Direct Claim” has the meaning set forth in Section 8.06(a).

“Disclosure Letter” has the meaning set forth in Article II.

“Disputed Items” has the meaning set forth in Section 1.04(b)(iv).

“Effective Time” has the meaning set forth in Section 1.02.

“Environmental Law” means any Law concerning: the protection, preservation, pollution or remediation of the environment, or health and safety as it relates to Hazardous Substance exposure or the handling, use, presence, disposal, emission, discharges, release or threatened release of any Hazardous Substance.

“Equity Commitment Letter” has the meaning set forth in Section 4.05(a).

“Equity Financing” has the meaning set forth in Section 4.05(a).

“Equity Interest” means any equity interest, share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right, profit participations or other security (including debt securities) or obligations convertible, exchangeable or exercisable into or for any such equity interest, share, capital stock, partnership, limited liability company, member or similar equity interest.

“Equity Investors” has the meaning set forth in Section 4.05(a).

“Equity Reduction” has the meaning set forth in Section 8.07(b).

“Equity Reduction Notice” has the meaning set forth in Section 8.07(a).

“Equity Reduction Objection Notice” has the meaning set forth in Section 8.07(b).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” has the meaning set forth in Section 5.10.

“Escrow Agreement” means the Escrow Agreement to be executed by BR Financial, the Company and the Escrow Agent, in a form mutually agreed by, and reasonably acceptable to, BR Financial, the Buyers and the Escrow Agent.

“Escrow Amount” means $2,000,000.

“Estimated Cash” has the meaning set forth in the definition of “Estimated Closing Statement.”

“Estimated Closing Statement” means the written statement delivered pursuant to Section 1.04(a), setting forth BR Financial’s good-faith calculations of (a) the Closing Contribution Adjustment Amount determined in accordance with the Accounting Principles, which shall take into account, and set forth as separate line items, all items establishing the basis for such calculations, in each case, as of the Effective Time, including: (i) a good-faith calculation of the Net Working Capital of the Liquidation Business (which shall be prepared in a format consistent with Exhibit E) (the “Estimated Liquidation Net Working Capital”), (ii) a good-faith calculation of the Net Working Capital of the Valuation Business (which shall be prepared in a format consistent with Exhibit E) (the “Estimated Valuation Net Working Capital”), (iii) a good-faith calculation of the Net Working Capital of the Real Estate Business (which shall be prepared in a format consistent with Exhibit E) (the “Estimated Real Estate Net Working Capital”), and (iv) good-faith estimates of Cash (“Estimated Cash”), Indebtedness (“Estimated Indebtedness”) and Company Transaction Expenses (“Estimated Company Transaction Expenses”), and (b) the Reimbursable Company Transaction Expenses.

“Estimated Company Transaction Expenses” has the meaning set forth in the definition of “Estimated Closing Statement.”

“Estimated Indebtedness” has the meaning set forth in the definition of “Estimated Closing Statement.”

“Estimated Liquidation Net Working Capital” has the meaning set forth in the definition of “Estimated Closing Statement.”

“Estimated Real Estate Net Working Capital” has the meaning set forth in the definition of “Estimated Closing Statement.”

“Estimated Valuation Net Working Capital” has the meaning set forth in the definition of “Estimated Closing Statement.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Subsidiaries” means GAEBB Group B.V., GA Asset Advisors, Ltd., B. Riley Retail Solutions WF, LLC and Great American Global Partners, LLC.

“Execution Date” has the meaning set forth in the Preamble.

“Existing Representation” has the meaning set forth in Section 9.10(a).

“Extended Outside Date” has the meaning set forth in Section 7.01(b)(i).

“Final Asset Allocation” has the meaning set forth in Section 5.09(h)(i).

“Final Closing Statement” means the Post-Closing Statement that is deemed final in accordance with Section 1.04(b)(iii) or the Post-Closing Statement resulting from the determinations made by the Accountant in accordance with Section 1.04(b)(vi), as applicable.

“Final Contribution Adjustment Amount” means an amount equal to:

(a) Closing Liquidation Net Working Capital, minus the Target Liquidation Net Working Capital; plus

(b) the Closing Valuation Net Working Capital, minus the Target Valuation Net Working Capital; plus

(c) the Closing Real Estate Net Working Capital, minus the Target Real Estate Net Working Capital; minus

(d) the Closing Indebtedness; minus

(e) the Closing Company Transaction Expenses, but excluding the Reimbursable Company Transaction Expenses.

“Final Determination” means, with respect to a dispute, an occurrence where (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment with respect to a claim, or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

“Final Tax Determination” has the meaning set forth in Section 1.04(c)(ii).

“Financial Statements” has the meaning set forth in Section 3.05(a).

“Flow-Through Tax Return” means IRS Form 1065 (or any similar form or Tax Return required to be filed under any state, local or non-U.S. Tax law) and any other Income Tax Return filed or required to be filed by or with respect to any Great American Entity to the extent that (a) such Great American Entity is treated as a pass-through entity for purposes of such Tax Return and (b) items of income, gain, deduction, loss or credit reflected on such Tax Return are required to be reported on the Income Tax Returns of any Seller (or other direct or indirect owners of such Great American Entity, other than another Great American Entity).

“Former Business Employee” means any employee of any Great American Entity whose employment therewith terminated prior to the Closing Date.

“Fraud” means actual common law fraud (and not constructive fraud or negligent misrepresentation) under the laws of the State of Delaware with respect to the making of the representations and warranties with respect to the Company in Article III, with respect to the Sellers in Article II and with respect to the Buyers in Article IV.

“Funds Flow Memorandum” means a memorandum setting forth (a) the Closing Cash Consideration payable to Sellers at the Closing, (b) the Closing Contribution Adjustment Amount payable to Sellers or the Company, as applicable, at the Closing, and (c) institutions and account information with respect to the payments set forth in Section 1.03(b)(iii) and Section 1.03(b)(iv), which memorandum must be delivered to Buyers at least three (3) Business Days prior to the Closing.

“GA IP Interests” has the meaning set forth in the Recitals.

“GA M&E Interests” has the meaning set forth in the Recitals.

“GAAP” means United States generally accepted accounting principles, in effect from time to time.

“General Cap” has the meaning set forth in Section 8.02(c)(iii).

“Governmental Entity” means any foreign, domestic, supranational, federal, territorial, provincial, state or local, administrative or regulatory authority (including any stock exchange), agency, commission, body, court or other governmental or quasi-governmental entity, including any supranational body or any political or other subdivision, department or branch of any of the foregoing.

“Great American Entities” means the Company, B. Riley Retail, B. Riley Real Estate, Great American IP, Great American M&E, and B. Riley A&V and each of their respective Subsidiaries (other than the Excluded Subsidiaries).

“Great American IP” has the meaning set forth in the Recitals.

“Great American M&E” has the meaning set forth in the Recitals.

“Guaranteed Obligations” has the meaning set forth in Section 9.14(a).

“Hazardous Substance” means any substance, material or waste that is listed, classified or regulated as a hazardous substance, hazardous waste, hazardous material, toxic, pollutant, contaminant or waste pursuant to any Environmental Law, including any petroleum product or by-product, asbestos-containing material, lead or lead-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls or per- and polyfluoroalkyl substances and radioactive materials.

“HSR Act” has the meaning set forth in Section 3.04(c).

“Income Tax” means any Tax that is based upon, measured by, or imposed on net income (however denominated, including, for the avoidance of doubt, any franchise Tax, capital Tax, or Tax based upon or measured by income and imposed in lieu of income Taxes).

“Indebtedness” means, as of the relevant determination time, borrowings and indebtedness in the nature of borrowings of the Great American Entities and the Businesses, including:

(a) all indebtedness for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties;

(b) all obligations evidenced by notes, bonds, debentures or other similar instruments;

(c) all obligations, contingent or otherwise, under letters of credit or similar credit, performance, bank guarantees, surety transactions or similar facilities, in each case, to the extent drawn upon;

(d) all obligations under leases required to be recognized as capital or finance leases in accordance with GAAP or are treated as such in the Financial Statements, and all synthetic lease obligations and all obligations under “sale and lease-back” transactions;

(e) all obligations representing the deferred or unpaid purchase price of goods, services, assets, securities or property (other than trade payables and trade debt incurred in the ordinary course of business to the extent reflected in Net Working Capital) (including earnout payments, seller notes, installment payments, referral fees (including any amounts owed related to the Agreement set forth on Section A.5 of the Disclosure Letter) or other similar payments of deferred or contingent purchase price relating to any acquisition of goods, assets, services, securities or property of any Person, and any pending purchase price adjustments (including working capital adjustments) in connection with any such acquisition) calculated based on the maximum amount that could become payable pursuant to the underlying agreement or arrangement;

(f) all obligations under swaps, options, forward contracts, foreign currency hedges, derivatives, other hedging agreements or arrangements and similar agreement or arrangements, that will be payable upon termination thereof (assuming they were terminated on the date or time of determination);

(g) all obligations in respect of accrued, declared or accumulated and unpaid dividends or distributions, and any other amounts owed to Sellers, Ultimate Parent or their Affiliates (excluding the Great American Entities);

(h) all Liabilities payable or owed in respect of any transaction-related, retention and similar bonuses payable or owed solely by reason of the transactions contemplated by this Agreement and the employer portion of any applicable payroll, employment or similar Taxes relating to any such payments;

(i) the amount accrued or owed for any severance or termination payments and benefits relating to periods prior to the Closing or otherwise triggered solely by the transactions contemplated by this Agreement, if any, and the employer portion of any applicable payroll, employment or similar Taxes relating to such payments and benefits;

(j) unfunded or underfunded obligations for deferred compensation and pension or retirement benefits, if any;

(k) the employer portion of any applicable payroll, employment or similar taxes associated with accelerated vesting or payment of equity awards granted by BR Financial and its Affiliates (if any);

(l) all customer deposits for the entities operating the Liquidation Business and all customer deposits received more than 3 years prior to the Closing Date for the entities operating the Valuation Business;

(m) all accrued interest, prepayment penalties, make-whole payments and termination or breakage costs or penalties with respect to any Indebtedness referred to in clauses (a) through (l) above; and

(n) all obligations of the type referred to in clauses (a) through (m) above, which have been guaranteed (or are subject to a similar agreement) by any Great American Entity directly or indirectly in any manner or secured by any Lien on any asset of a Great American Entity that survives the Closing, whether or not the Indebtedness secured thereby has been assumed.

For the avoidance of doubt, “Indebtedness” shall not include: (i) any amount included in the determination of Net Working Capital, Company Transaction Expenses, Reimbursable Company Transaction Expenses or Reimbursable Buyer Transaction Expenses; (ii) intercompany Indebtedness solely between and among the Great American Entities; or (iii) the Credit Agreement (provided that such Credit Agreement is undrawn).

“Indemnified Party” has the meaning set forth in Section 8.06(a).

“Indemnified Taxes” means, without duplication, (a) all Taxes imposed on or in respect of any Seller, Ultimate Parent, the Excluded Subsidiaries, or any of their respective Affiliates (other than the Great American Entities) or the Other Businesses, in each case, for any Tax period, (b) all Taxes imposed on or with respect to the Great American Entities (or any consolidated, combined, unitary or other Tax group of which any Great American Entity was a member) or the Businesses for any Pre-Closing Tax Period, (c) all Transfer Taxes for which BR Financial is responsible pursuant to Section 5.09(c), (d) all Taxes of any Person other than a Great American Entity for which any Great American Entity is liable pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor as a result of events or transactions occurring prior to the Closing, or otherwise, (e) any liability of a Great American Entity for Taxes of any Person other than a Great American Entity pursuant to any Tax sharing, indemnity, allocation or similar agreement entered into prior to the Closing, (f) any Taxes attributable to or resulting from (i) the Pre-Closing Reorganization, (ii) the settlement or elimination of intercompany balances, receivables, payables, or accounts or the termination of Intercompany Agreements pursuant to Section 5.13, or (iii) the transactions contemplated by Section 5.22 (including Section 5.22 of the Disclosure Letter), excluding any Taxes imposed on net profit that is a Profit/Loss Amount or Other Liquidation Profit/Loss Amount in connection with the transactions described in Section 5.22 of the Disclosure Letter, to the extent such net profit is allocated to the Great American Entities pursuant to Section 5.22 (including Section 5.22 of the Disclosure Letter), (g) all Taxes incurred or suffered as a result of, or in connection with, the breach of any representation or warranty made by the Company in Section 3.15 (Taxes) (disregarding for these purposes any qualification or exception for, or reference to, materiality set forth therein), (h) all Taxes imposed as a result of any amount required to be included by Buyers or any of their respective Affiliates (including the Great American Entities after the Closing) in income under Section 951(a) or 951A of the Code with respect to a Pre-Closing Tax Period of any of the Great American Entities (determined based on a “closing of the books” of the relevant Great American Entity as of the end of the Closing Date), and (i) all Taxes arising out of or relating to any breach of any covenant set forth in Section 5.09 by any Great American Entity prior to the Closing or Sellers.

“Indemnifying Party” has the meaning set forth in Section 8.06(a).

“Indemnitees” has the meaning set forth in Section 5.08(a).

“Initial Outside Date” has the meaning set forth in Section 7.01(b)(i).

“Insurance Policies” has the meaning set forth in Section 3.17.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction in the world, whether registered or unregistered: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Entity-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing, along with any and all neighboring rights, connected rights, and related rights to such copyrights; (d) Internet domain names and social media accounts or user names; (e) trade secrets, know-how, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (f) computer programs, operating systems, applications, firmware and other code, including all source code, object code, all software implementations of algorithms, models and methodologies, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof (“Software”); and (g) all other intellectual or industrial property and proprietary rights, including all economic rights and rights of exploitation of whatever kind, and any equivalent rights to the foregoing in any jurisdiction.

“Intended Tax Treatment” has the meaning set forth in Section 5.09(j).

“Intercompany Agreements” means all Contracts that are solely between or among Ultimate Parent and/or its Affiliates (other than the Great American Entities), on the one hand, and any of the Great American Entities, on the other hand, other than the organizational documents of the Great American Entities.

“Interested Person” has the meaning set forth in Section 9.14(d).

“IRS” means the Internal Revenue Service.

“IT Assets” means all technology devices, computers, hardware, firmware, Software, data, databases, systems, networks, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Key Customer” means each of the five (5) largest customers of each of (a) the Valuation Business, (b) the Liquidation Business and (c) the Real Estate Business, in each case as measured by the dollar amount of sales derived therefrom, during the twelve (12)-month period ended June 30, 2024.

“Key Employee” means each Person set forth in Section A.4 of the Disclosure Letter.

“Key Employee Agreements” has the meaning set forth in the Recitals.

“Knowledge” means with respect to Sellers and the Company, the actual knowledge of the Persons set forth in Section A.2 of the Disclosure Letter after due inquiry of such Person’s direct reports.

“Law” or “Laws” means any law, statute, ordinance, common law, rule, regulation, Order or other judgments, decisions or legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Entity of competent jurisdiction.

“Leased Real Property” has the meaning set forth in Section 3.13(b).

“Leases” has the meaning set forth in Section 3.13(b).

“Liabilities” means all debts, liabilities, fines, penalties, costs, losses, commitments, damages, Taxes, expenses and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means any lien, charge, pledge, mortgage, easement, hypothecation, usufruct, deed of trust, security interest, option, restriction, mortgage, collateral assignment, defect, claim or other encumbrance.

“Liquidation Business” has the meaning set forth in the definition of “Businesses.”

“Liquidation Interests” has the meaning set forth in the Recitals.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, substantially in the form set forth in Exhibit G, with such modifications as contemplated by Section 5.17 of the Disclosure Letter.

“Losses” means any and all Liabilities of any kind, including interest, fines, penalties and out-of-pocket expenses (including reasonable and documented out-of-pocket legal fees).

“Marchlik” has the meaning set forth in the Preamble.

“Material Adverse Effect” means any Change that, individually or taken in the aggregate together with any other Changes, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Businesses or the Great American Entities, taken as a whole, or (y) would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions or the ability of the Sellers and their respective Affiliates (including the Company) to perform their respective obligations under this Agreement or the Ancillary Agreements; provided, however, that, in the case of clause (x), none of the following, either alone or in combination, shall be deemed to constitute or be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur:

(a) Changes in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets in which the Businesses have operations or its products or services are sold, including changes, developments, circumstances or facts in or with respect to interest rates, exchange rates for currencies, monetary policy or inflation;

(b) Changes that are the result of factors generally affecting the industries in which the Businesses operate;

(c) any Change in or with respect to the relationships of the Businesses, contractual or otherwise, with customers, Governmental Entities, employees, labor unions, labor organizations, works councils or similar organizations, suppliers, distributors, financing sources, partners or similar relationship, or any resulting Change relating to, arising out of or attributable to the announcement, pendency or performance of this Agreement and the Transactions (provided that this clause (c) shall not apply to any representation or warranty in Section 2.01, Section 2.02, Section 2.04, Section 2.06, Section 2.07, Section 3.02, Section 3.04, Section 3.06, Section 3.10, Section 3.12, Section 3.16, Section 3.20 or Section 3.21 that specifically addresses the consequences of the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements);

(d) Changes in or with respect to applicable accounting standards, including GAAP or in any Law of general applicability, including the repeal thereof, or in the authoritative interpretation or enforcement thereof, after the Execution Date;

(e) any failure by the Businesses to meet any internal or public projections or forecasts or budgets or estimates of revenues or earnings; provided that any Change (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur; or

(f) any Change resulting from acts of war (whether or not declared), civil disobedience, hostilities, cyberattacks, sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors, any weather or natural disaster, or any epidemic, pandemic, outbreak of illness, or any Law issued by a Governmental Entity, the Centers for Disease Control and Prevention, or the World Health Organization providing for business closures, “sheltering-in-place,” curfews, working from home, limitations on gathering or other restrictions that relate to, or arise out of, an epidemic, pandemic, outbreak of illness or other public health event, of any worsening or such conditions.

provided, further, that, with respect to clauses (a), (b), (d) and (f) of this definition, such Changes shall be taken into account in determining whether a “Material Adverse Effect” is occurring, has occurred or would reasonably be expected to occur to the extent it disproportionately and adversely affects the Businesses (taken as a whole) relative to other companies operating in the industries or markets in which the Businesses have operations, and in each case only the incremental disproportionate impact may be taken into account, and then only to the extent otherwise permitted by this definition.

“Material Contract” has the meaning set forth in Section 3.12(a).

“Mini-Basket Amount” has the meaning set forth in Section 8.02(c)(ii).

“Minimum Cash Amount” means $1,700,000.

“Minority A&V Interests” has the meaning set forth in the Recitals.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Negative Adjustment Deficiency Amount” has the meaning set forth in Section 1.04(c)(i)(A).

“Net Working Capital” means, without duplication, an amount equal to, as of the Effective Time, (a) the aggregate amount of the current assets, minus (b) the aggregate amount of the current liabilities, in each case of the Great American Entities calculated in accordance with the Accounting Principles; provided, however, that current assets and current liabilities shall exclude (A) any Indebtedness, (B) any Cash, (C) any Company Transaction Expenses or Buyer Transaction Expenses and (D) all current Income Tax assets and liabilities and deferred Tax assets and liabilities.

“Nomura Credit Agreement” means that certain Credit Agreement, dated as of August 21, 2023 (as amended by that certain Amendment No. 1, dated as of October 6, 2023, that certain Amendment No. 2, dated as of March 26, 2024, that certain Amendment No. 3, dated as of May 24, 2024, and that certain Amendment No. 4, dated as of September 17, 2024), among Ultimate Parent, BR Financial, each of the lenders from time to time parties thereto, Nomura Corporate Funding Americas, LLC, as administrative agent for the lenders (in such capacity, together with its successors and permitted assigns in such capacity, the “Administrative Agent”), and Computershare Trust Company, N.A., as collateral agent for the secured parties.

“Notice of Objection” has the meaning set forth in Section 1.04(b)(iii).

“Oaktree” means Oaktree Capital Management, L.P., a Delaware limited partnership, and each of its Affiliates.

“Occurrence-Based Policies” has the meaning set forth in Section 5.11(b).

“Order” means any decision or award, decree, injunction, judgment, order, stipulation, ruling or writ of any arbitrator, mediator or Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Businesses” means the businesses (other than the Businesses) conducted by Ultimate Parent or its Affiliates (other than the Great American Entities).

“Outside Date” means the Initial Outside Date, unless the Initial Outside Date has been extended to the Extended Outside Date pursuant to Section 7.01(b)(i), in which case “Outside Date” means the date to which the Outside Date has been extended.

“Owned Intellectual Property” has the meaning set forth in Section 3.16(a).

“Owned IT Assets” has the meaning set forth in Section 3.16(h).

“Partnership Entity” has the meaning set forth in Section 3.15(h).

“Party” or “Parties” has the meaning set forth in the Preamble.

“Payoff Documentation” means, with respect to the Wells Fargo Credit Agreement, (a) a payoff letter and related documentation in form and substance reasonably satisfactory to Buyers providing for (i) the payoff, discharge and termination in full on the Closing Date of all Indebtedness and commitments in connection with the Wells Fargo Credit Agreement (except for customary surviving obligations of entities other than any Great American Entity) and (ii) the release of any Liens and termination of all guarantees supporting such indebtedness and commitments substantially contemporaneously with the Closing on the Closing Date and (b) ancillary lien and guarantee release documents reasonably satisfactory to Buyer with respect to the liens and guarantees under the Wells Fargo Credit Agreement in respect of the Great American Entities, including customary UCC-3 and other reasonably required release documentation.

“Permit” means all permits, licenses, grants, authorizations, registrations, franchises, approvals, clearances, consents, certificates, exemptions, permissions, and orders or similar filings granted by or obtained from any Governmental Entity.

“Permitted Liens” means the following Liens:

(a) Liens for current Taxes, assessments or other governmental charges not yet due and payable or that the taxpayer is contesting in good faith through appropriate proceedings, and, in each case, for which appropriate reserves have been established in accordance with GAAP on the Financial Statements;

(b) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s or other like common law, statutory or consensual Liens arising or incurred in the ordinary course of business securing amounts that are not delinquent or past due or that are being contested by appropriate Actions in good faith;

(c) with respect to leasehold interests, mortgages and other Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the Leased Real Property;

(d) zoning, building, subdivision or other similar requirements or restrictions, none of which interfere with the present use of the property;

(e) Liens, charges, fees or assessments for business parks, industrial parks or other similar organizations not yet due or delinquent;

(f) Liens in favor of banking or other financial institutions arising as a matter of Law encumbering deposits or other funds maintained with a financial institution and not incurred in connection with the borrowing of money by the Business;

(g) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security;

(h) easements, quasi-easements, licenses, covenants, rights-of-way, rights-of-re-entry, gaps or other imperfections or defects in title or chain of title or other similar matters, restrictions or exclusions, in each case, with respect to real property;

(i) licenses, covenants not to sue or similar rights or permissions granted with respect to Intellectual Property; and

(j) any Liens that will be terminated at or prior to the Closing in accordance with this Agreement.

“Person” means any natural person and any corporation, company, partnership (general or limited), other form of business association, unincorporated association (whether or not having separate legal personality), trust, Governmental Entity, or other entity.

“Personal Information” means any information that, alone or in combination with any other reasonably available information, identifies or is reasonably capable of being used to identify a particular individual, household, browser or device, together with any information that is defined as “personal data,” “personal information,” “personally identifiable information” or similar or equivalent terms defined under any applicable Laws.

“Positive Adjustment Amount” has the meaning set forth in Section 1.04(c)(i)(B).

“Post-Closing Adjustment Amount” means the Final Contribution Adjustment Amount minus the Closing Contribution Adjustment Amount.

“Post-Closing Matter” has the meaning set forth in Section 9.10(a).

“Post-Closing Representation” has the meaning set forth in Section 9.10(a).

“Post-Closing Statement” means the written statement delivered pursuant to Section 1.04(b)(i), setting forth the Company’s good-faith calculations of the Post-Closing Adjustment Amount in a manner consistent with the Accounting Principles, which shall take into account, and set forth as separate line items, all items establishing the basis for such calculations, in each case, as of the Effective Time, including: (a) a good-faith calculation of the Net Working Capital of the Liquidation Business (which shall be prepared in a format consistent with Exhibit E) (“Closing Liquidation Net Working Capital”), (b) a good-faith calculation of the Net Working Capital of the Valuation Business (which shall be prepared in a format consistent with Exhibit E) (“Closing Valuation Net Working Capital”), (c) a good-faith calculation of the Net Working Capital of the Real Estate Business (which shall be prepared in a format consistent with Exhibit E) (“Closing Real Estate Net Working Capital”), and (d) the amount of Cash (“Closing Cash”), Indebtedness (“Closing Indebtedness”) and the Company Transaction Expenses (“Closing Company Transaction Expenses”).

“Pre-Closing Designated Persons” has the meaning set forth in Section 9.10(b).

“Pre-Closing Occurrences” has the meaning set forth in Section 5.11(b).

“Pre-Closing Privileges” has the meaning set forth in Section 9.10(b).

“Pre-Closing Reorganization” means the reorganization and the other transactions contemplated by Exhibit D, as may be amended, supplemented or modified from time to time in accordance with this Agreement.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Prior Company Counsel” has the meaning set forth in Section 9.10(a).

“Privacy Commitments” means all applicable Laws, contractual obligations, and publicly-facing statements or policies adopted by, or to which the Businesses or any Great American Entity is subject to, in each case, relating to privacy, data protection, data security, cybersecurity or the collection, use, processing (including transmission), disclosure or protection of Personal Information, or to sales and marketing with the use of Personal Information.

“Privileged Materials” has the meaning set forth in Section 9.10(c).

“Qualifying Claims” has the meaning set forth in Section 5.11(b).

“Real Estate Business” has the meaning set forth in the definition of “Businesses.”

“Real Estate Interests” has the meaning set forth in the Recitals.

“Registered” means issued by, registered with, renewed by or the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by or before, any Governmental Entity or domain name registrar, or that constitutes a social media account.

“Reimbursable Buyer Transaction Expenses” means all fees, costs and expenses unpaid as of immediately prior to the Closing and incurred by (whether or not yet invoiced), or charged to or payable or subject to reimbursement by, Buyers or any Affiliate thereof as of the Closing in connection with this Agreement and the Transactions, including legal fees and related expenses, investment banking fees and related expenses, if any, accounting fees and related expenses and fees and related expenses of other similar service providers, in an aggregate amount not to exceed $3,000,000.

“Reimbursable Company Transaction Expenses” means all Company Transaction Expenses designated as Reimbursable Company Transaction Expenses in the Pre-Closing Statement, in an aggregate amount not to exceed $3,000,000.

“Related Party” means, with respect to a Party to this Agreement, any of such Party’s former, current and future direct and indirect equity holders, controlling persons, management companies, portfolio companies, directors, officers, incorporators, employees, agents, representatives, accountants, attorneys, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future direct or indirect equity holder, controlling person, management company, portfolio company, director, officer, incorporator, employee, agent, representative, accountant, attorney, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).

“Representative” of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

“Review Period” has the meaning set forth in Section 1.04(b)(iii).

“RWI Policy” has the meaning set forth in Section 4.10.

“Sanctioned Country” means any country or region that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Russia, Sudan, Syria and the Donetsk, Luhansk and Crimea regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (a) any Person listed on any applicable U.S. or non-U.S. sanctions or export-related restricted party list, including the Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, the Entity List, the Debarred Persons List, or the Consolidated Canadian Autonomous Sanctions List; (b) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, or deemed to be controlled under applicable Sanctions Laws, by a Person or Persons described in clause (a); (c) any Person acting on behalf of or at the direction of any Person described in clause (a) or (b); or (d) any Person that is organized, resident, or located in a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws, statutes, measures and regulations relating to economic or trade sanctions, including the making or receiving of international payments and conduct of international transactions, administered or enforced by the United States (including by the U.S. Department of Treasury Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), Global Affairs Canada, the Office of Financial Sanctions Implementation, or any other Governmental Entity.

“Securities” has the meaning set forth in the Recitals.

“Securities Act” means the Securities Act of 1933.

“Seller” or “Sellers” has the meaning set forth in the Preamble.

“Seller Adjusted Liquidation Preference” has the meaning set forth in Section 8.07(b).

“Seller Benefit Plan” means each Benefit Plan that is not a Transferred Benefit Plan.

“Seller Fundamental Representations” means Section 2.01 (Securities), Section 2.02 (Organization, Good Standing and Qualification), Section 2.03 (Authority; Approval), Section 2.06 (Brokers and Finders), Section 2.07 (Solvency), Section 3.01 (Organization, Good Standing and Qualification), Section 3.02 (Capital Structure), Section 3.03 (Authority; Approval), Section 3.19 (Brokers and Finders), and Section 3.20 (Sufficiency of Assets).

“Seller Identified Names” means the Trademarks (and associated logos) in or to “B. Riley” and any additional Trademarks identified in Section 5.14 of the Disclosure Letter.

“Seller Indemnified Parties” has the meaning set forth in Section 8.03(a).

“Seller Names” means all Trademarks owned or sublicensable (without payment or similar obligation to any third party) by BR Financial or any of its Affiliates (other than any Company Names), together with any confusingly similar derivation, variation, translation or adaptation thereof, and any Trademark, confusingly similar thereto or embodying any of the foregoing, whether alone or in combination with any other words, names or Trademarks, and whether registered or unregistered, including any Trademarks or derivatives of “B. Riley”.

“Seller-Reviewed Tax Return” has the meaning set forth in Section 5.09(a)(ii).

“Seller Tax Returns” has the meaning set forth in Section 5.09(a)(i).

“Separation Documentation” has the meaning set forth in Section 5.19.

“Software” has the meaning set forth in the definition of “Intellectual Property.”

“Software License Agreement” means the software license agreement, substantially in the form attached hereto as Exhibit I.

“Special Indemnities” has the meaning set forth in Section 8.02(b)(v).

“Straddle Period Return” has the meaning set forth in Section 5.09(a)(ii).

“Straddle Periods” means any taxable period that begins on or before and ends after the Closing Date. For all purposes under this Agreement, in the case of any Straddle Period, the portion of any Taxes (or any Tax refund and amount credited against any Tax) for such Straddle Period allocable to the portion of such Straddle Period ending on the Closing Date shall be (a) in the case of Taxes imposed on a periodic basis by reference to the value of an item (e.g., ad valorem real, personal, or intangible property Taxes) and without regard to income, gross receipts, activities or sales, deemed to be the amount of such Taxes (or Tax refund or amount credited against Tax) for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, and (b) in the case of all other Taxes (or Tax refund or amount credited against Tax) not described in the foregoing clause (a) (including Taxes that are based upon or related to income or receipts), deemed equal to the amount that are allocable to such period based on an interim closing of the books as though the relevant Straddle Period ended on and included the Closing Date; provided that (i) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis, unless otherwise required by applicable Law, (ii) any Taxes or items of income, gain, loss, deduction or credit of a Great American Entity relating to or in respect of (A) the transactions in connection with the Pre-Closing Reorganization, (B) any asset sold, transferred or otherwise disposed of prior to the Closing, (C) the Sellers or their Affiliates (other than the Great American Entities) or any asset or liability of such Person, or (D) the Pre-Closing Agreed Contract or any Pre-Closing Liquidation Contract described in Section 5.22 of the Disclosure Letter, in each case, shall be allocated to the portion of the Straddle Period ending on the Closing Date, and (iii) with respect to any Great American Entity that is treated as a partnership for U.S. federal income tax purposes, the parties agree to allocate, pursuant to Section 706 of the Code, between Buyers, on the one hand, and Sellers, on the other hand, based on a closing of the books as of the Closing Date, all items of income, gain, loss, deduction and credit attributable to such Great American Entity for the applicable taxable period in which the Closing Date occurs.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect, or contract rights to appoint or elect, a majority of the board of directors or other Persons performing similar functions or that is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries. For the avoidance of doubt, (y) prior to the Closing, the Great American Entities shall not be “Subsidiaries” of any Buyer and (z) as of and following the Closing, the Great American Entities shall not be “Subsidiaries” of any Seller for purposes of this Agreement.

“Target Liquidation Net Working Capital” means $272,301.

“Target Real Estate Net Working Capital” means $90,905.

“Target Valuation Net Working Capital” means $4,336,434.

“Tax” or “Taxes” means taxes including all U.S. federal, state, local and non-U.S. income, profits, franchise, gross receipts, net worth, alternative or add-on minimum, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment (including any social security premiums and contributions in the broadest sense), unemployment, disability, use, property, withholding, excise, production, value-added, registration, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case, whether disputed or not.

“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Claim” has the meaning set forth in Section 5.09(d).

“Tax Proceeding” has the meaning set forth in Section 5.09(d).

“Tax Return” means any returns, reports, documents, statements, or filings (including elections, declarations, disclosures, schedules, estimates, claims for refunds and information returns), including any schedule, attachment or any related or supporting information thereto, and including any amendment thereof, supplied or required to be supplied to a Tax Authority relating to Taxes.

“Third-Party Claim” has the meaning set forth in Section 8.06(a).

“Third-Party Payments” has the meaning set forth in Section 8.05(a).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Transactions” means the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Pre-Closing Reorganization).

“Transfer Taxes” means all federal, national, state, local, non-U.S. or other registration, excise, sales, use, value-added, goods and services, transfer (including real property transfer), stamp taxes or duty, documentary, filing, recordation and other similar taxes and fees that may be imposed, payable or assessed by any Tax Authority in any country, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Transfer Tax Returns” has the meaning set forth in Section 5.09(c).

“Transferred Benefit Plans” means the Benefit Plans set forth in Section 3.09(a) of the Disclosure Letter and which are identified as “Transferred Benefit Plans” therein.

“Transferred Business Employee” has the meaning set forth in Section 5.07(a).

“Transferred Entity Permits” has the meaning set forth in Section 3.11(b).

“Transferred Subsidiaries” means the entities set forth in Section A.3 of the Disclosure Letter.

“Transition Services Agreement” has the meaning set forth in the Recitals.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Ultimate Parent” has the meaning set forth in the Preamble.

“Ultimate Parent Guarantee” has the meaning set forth in Section 9.14(a).

“under common control with” has the meaning set forth in the definition of “Affiliate.”

“Valuation Business” has the meaning set forth in the definition of “Businesses.”

“Valuation Interests” has the meaning set forth in the Recitals.

“Wells Fargo Credit Agreement” means that certain Third Amended & Restated Credit Agreement, dated as of April 20, 2022, by and among B. Riley Retail Solutions WF, LLC, as a borrower, the other borrowers from time to time party thereto, Wells Fargo Bank, National Association, as the U.S. lender, and Wells Fargo Capital Finance Corporation Canada, as the Canadian lender (as amended by that certain First Amendment to Third Amended and Restated Credit Agreement, dated as of March 28, 2024, that certain Second Amendment to Third Amended and Restated Credit Agreement, dated as of August 19, 2024, that certain Third Amendment to Third Amended and Restated Credit Agreement, dated as of September 3, 2024, and as may be further amended, amended and restated, supplemented or otherwise modified, renewed or replaced from time to time).

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act of omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.